UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 001-39711

HIPPO HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	**32-0662604**
(State of incorporation)	(I.R.S. Employer Identification No.)
150 Forest Avenue	
Palo Alto, California	**94301**
(Address of Principal Executive Offices)	(Zip Code)

(650) 294-8463
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	HIPO	New York Stock Exchange
Warrants to purchase common stock	HIPO.WS	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the Registrant's Common Stock, $0.0001 par value (the "Common Stock"), held by non-affiliates of the Registrant as of June 30, 2022 was approximately $314 million based upon the closing price reported for such date on The New York Stock Exchange. For purposes of this disclosure, shares of Common Stock held by officers and directors of the Registrant and persons that may be deemed to be affiliates under the Act have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the Registrant's Common Stock was 23,305,324 as of February 22, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

		Page
Cautionary Note Regarding Forward Looking Statements		4
PART I		
Item 1.	Business	10
Item 1A.	Risk Factors	24
Item 1B.	Unresolved Staff Comments	64
Item 2.	Properties	64
Item 3.	Legal Proceedings	64
Item 4 .	Mine Safety Disclosures	65
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.	66
Item 6.	[Reserved]	66
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	67
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	88
Item 8.	Financial Statements and Supplementary Data	90
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	143
Item 9A.	Controls and Procedures	143
Item 9B.	Other information	143
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	144
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	145
Item 11.	Executive Compensation	145
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	145
Item 13.	Certain Relationships and Related Transactions, and Director Independence	145
Item 14.	Principal Accountant Fees and Services	145
PART IV		
Item 15.	Exhibit and Financial Statement Schedules	146
Item 16.	Form 10–K Summary	148
Signatures		149

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Hippo Holdings Inc. ("Hippo," the "Company," "we," "us," and "our") contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for our future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report on Form 10-K, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report on Form 10-K may include, for example, statements about:

- our future results of operations and financial condition and our ability to attain profitability;
- our ability to grow our business and, if such growth occurs, to effectively manage such growth;
- customer satisfaction and our ability to attract, retain, and expand our customer base;
- our ability to maintain and enhance our brand and reputation;
- our business strategy, including our diversified distribution strategy and our plans to expand into new markets and new products;
- the effects of seasonal trends on our results of operations;
- our expectations about our book of business, including our ability to cross-sell and to attain greater value from each customer;
- our ability to compete effectively in our industry;
- our ability to maintain reinsurance contracts and our near- and long-term strategies and expectations with respect to cession of insurance risk;
- our ability to utilize our proprietary technology;
- our ability to underwrite risks accurately and charge profitable rates;
- our ability to leverage our data, technology and geographic diversity to help manage risk;
- our ability to protect our intellectual property;
- our ability to expand our product offerings or improve existing ones;
- our ability to attract and retain personnel, including our officers and key employees;
- potential harm caused by misappropriation of our data and compromises in cybersecurity;
- potential harm caused by changes in internet search engines' methodologies;
- our expected use of cash on our balance sheet, our future capital needs and our ability to raise additional capital;
- fluctuations in our results of operations and operating metrics;
- our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and data security;
- our ability to stay in compliance with laws and regulations that currently apply, or become applicable, to our business both in the United States and internationally;
- our inability to predict the lasting impacts of COVID-19 to our business in particular, and the global economy generally;
- our public securities' liquidity and trading; and
- other factors detailed in the section titled "Risk Factors" in this Annual Report on Form 10-K.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, together with all of the other information contained in this Annual Report, when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- We have a history of net losses and we may not achieve or maintain profitability in the future.
- Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results, and financial condition could be harmed.
- The "Hippo" brand may not become as widely known as incumbents' or other competitors' brands or the brand may become tarnished.
- Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and our reputation.
- Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.
- We may not be able to manage our growth effectively.
- Intense competition in the segments of the insurance industry in which we operate could negatively affect current financials and our ability to attain or increase profitability.
- Reinsurance may be unavailable, including at current coverage, limits, or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against losses, each of which could have a material effect on our results of operations and financial condition.
- Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct our business.
- Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.
- If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations, and financial condition will be adversely affected.
- Our proprietary technology, which relies on third-party data, may not operate properly or as we expect it to.
- Our technology platform may not operate properly or as we expect it to operate.
- Our future success depends on our ability to continue to develop and implement our technology and to maintain the confidentiality of this technology.
- New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.
- We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing, and underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor, could thus materially and adversely affect our business, financial condition, results of operations, and prospects.

- We depend on search engines, content based online advertising, and other online sources to attract consumers to our website, which may be affected by third-party interference beyond our control. In addition, our producer and partner distribution channels are significant sources of new customers and could be impacted by third-party interference or other factors. As we grow, our customer acquisition costs may increase.

- We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

- Interruptions or delays in the services provided by our providers of third-party technology platforms or our internet service providers could impair the operability of our website and may cause our business to suffer.

- Security incidents or real or perceived errors, failures, or bugs in our systems or website could impair our operations, result in loss of customers' personal information, damage our reputation and brand, and harm our business and operating results.

- Misconduct or fraudulent acts by employees, agents, claims vendors, or third parties may expose us to financial loss, disruption of business, regulatory assessments, and reputational harm.

- Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service professionals.

- We may be unable to prevent, monitor, or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

- We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

- We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived (or alleged) failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

- We employ third-party licensed data, software, technologies, and intellectual property for use in our business, and the inability to maintain or use these licenses, or errors or defects in the data, software, technologies, and intellectual property we license could result in increased costs or reduced service levels, which would adversely affect our business, financial condition, and results of operations.

- Failure to protect or enforce our intellectual property rights could harm our business, results of operations, and financial condition.

- Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could negatively affect our business.

- We may be unable to prevent or address the misappropriation of our data.

- We rely on the experience and expertise of our CEO, other key executives, highly-specialized insurance experts, key technical employees, and other highly skilled personnel.

- If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations, and financial condition.

- We may become subject to claims under Israeli law for remuneration or royalties for assigned invention rights by our Israel-based contractors or employees, which could result in litigation and adversely affect our business.

- Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

- Our exposure to loss activity and regulation may be greater in states where we currently have more of our customers or where we are domiciled.

- Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new or expansion of or changes to existing products.
- Our success depends upon the continued growth in the use of the internet for purchasing of insurance products.
- New lines of business or new products and services may subject us to additional risks.
- Litigation and legal proceedings filed by or against us and our subsidiaries, key vendors, joint ventures, or investments could have a material adverse effect on our business, results of operations, and financial condition.
- Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which is expensive to support, and if resolved adversely, could harm our business.
- If we are unable to make acquisitions and investments, or if we are unable to successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected.
- We may not be able to utilize a portion of our net operating loss carryforwards ("NOLs") to offset future taxable income, which could adversely affect our net income and cash flows.
- Our expansion strategy will subject us to additional costs and risks and our plans may not be successful.
- We are subject to payment processing risk.
- We are exposed to risk through our captive reinsurer RH Solutions Insurance Ltd. ("RHS"), which takes a share of the risk underwritten of affiliated and non-affiliated insurance carriers for business written through our MGA and unaffiliated MGAs..
- We are exposed to risk through our admitted and non-admitted insurance carriers, which underwrite insurance on behalf of our MGA and other non-affiliated general agents and managing general agents.
- The failures of our quota-share reinsurance treaties to pass risk transfer could reduce existing statutory surplus of the impacted carrier, potentially triggering the need for additional capital infusions.
- The insurance business, including the market for homeowners' insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.
- Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
- Severe weather events and other catastrophes, including the effects of climate change, global pandemics, and terrorism, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.
- We are subject to extensive insurance industry regulations.
- A regulatory environment that requires rate increases and product forms to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.
- State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.
- The increasing adoption by states of cybersecurity regulations has imposed, and could impose additional compliance burdens on us and expose us to additional liability.
- Our business, results of operations and financial condition could be adversely affected by the ongoing conflict between Russia and Ukraine and related disruptions in the global economy.
- We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

- Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and ability to achieve profitability.
- Our results of operations and financial condition may be adversely impacted by environmental, social and governance ("ESG") requirements.
- Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.
- Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.
- Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds and mandatory state insurance facilities, which may affect our ability to achieve profitability.
- Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
- Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions in our policies, could have a material adverse effect on our financial condition and results of operations.
- The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, or results of operations in numerous ways that remain unpredictable.
- There may not be an active trading market for our common stock, and there can be no assurance that the Company will be able to comply with the continued listing standards of the NYSE or another reputable stock exchange, which may make it more difficult for our stockholders to sell our securities.
- The market price of our common stock and warrants may be highly volatile, which could cause the value of your investment to decline.
- If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.
- Some provisions of our Certificate of Incorporation and Bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and they may prevent attempts by our stockholders to replace or remove our current management.
- Applicable insurance laws may make it difficult to effect a change of control.
- Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.
- Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
- Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.
- Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
- We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company subsidiaries' ability to pay dividends to us is restricted by law.
- We do not currently expect to pay any cash dividends.

- The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, and the listing standards of NYSE, may strain our resources, increase our costs, and divert management's attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a public company.
- Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.
- Warrants are exercisable for Hippo Holdings Inc. common stock, which increases the number of shares eligible for future resale in the public market and could result in dilution to our stockholders.
- We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
- Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

ITEM 1. BUSINESS

Our Vision and Mission

Hippo's Vision: To protect the joy of homeownership.

Hippo's Mission: To deliver intuitive and proactive protection for homeowners by combining the power of technology with a human touch.

Our Company

In August 2021, Hippo Enterprises Inc., a Delaware corporation ("Old Hippo"), and Reinvent Technology Partners Z, a Cayman Islands exempted company and special purpose acquisition company ("RTPZ"), completed a merger and other transactions pursuant to which a subsidiary of RTPZ was merged with and into Old Hippo and Old Hippo survived as a wholly owned subsidiary of RTPZ (collectively, we refer to these transactions as the "Business Combination"). In connection with the Business Combination, RTPZ changed its name to Hippo Holdings Inc. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8. "Financial Statements and Supplementary Data" for more information.

Hippo is a different kind of home protection company, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we have created an integrated home protection platform.

The home insurance industry has long been defined by century-old incumbents that deliver a passive, high-friction experience to policyholders. Constrained by outdated captive-agent distribution models, large bases of existing customers, legacy technology, and strong incentives not to disrupt their businesses, the industry has not seen meaningful innovation in decades. The result is a flawed customer experience that creates a transactional, adversarial relationship — one that pits insurance companies and their "policyholders" against each other in a zero-sum game. The outcome of this misalignment is an experience that is out of touch with the needs of modern homeowners.

Modern technology provides an opportunity to transform the $119 billion U.S. home insurance industry, enabling advancements and efficiencies across the customer lifecycle. We believe there is significant opportunity in this market, expected to reach nearly $133 billion by 2024 (according to industry data from Conning, Inc) for a digital-first, customer-centric company like Hippo.

Our targeted customers, a demographic we call "Generation Better", are homeowners who proactively maintain their homes, are open to using technology to do so and welcome a modern insurance brand. We estimate that Generation Better represents 33% of all U.S. homeowners.

Hippo harnesses technology and data to refocus the home insurance experience around the customer's needs at every stage of the relationship. We seek to facilitate an active partnership with our customers to help prevent losses, which in turn creates better results for Hippo. The result is a win-win.

- **We make Hippo policies fast and easy to buy.**

  With incumbent carriers, buying home insurance is an arduous task built around the carrier's needs, not the customer's. The process burdens customers with long phone calls, requiring customers to answer up to 60 confusing questions without any online buying capability. Using advanced data approaches, our proprietary underwriting engine allows Hippo to provide a quote in just 60 seconds (and a fully bound policy in less than 5 minutes) and delivers them via omni-channel distribution that meets consumers wherever they shop for insurance.

- **Our policies are designed for the modern homeowner.**

Unlike the outdated policies of traditional insurers which force people to pay for coverage they don't need, Hippo policies are designed for modern lives, offering coverage for crucial items like home office equipment and water back-up. Our modern coverage means that Hippo customers are less likely to encounter unexpected holes in coverage in the event of a loss, a primary source of frustration with other carriers' claims experience.

- **We have designed a proactive, human approach to claims, enabled by technology.**

Hippo uses live data to anticipate major events, enabling our claims team to reach out in advance of major weather events with comforting advice and information. When a customer does need to file a claim, Hippo guides that customer through the process, easing anxiety and improving satisfaction.

Beyond a core insurance experience that is simple, intuitive, and human, we focus our resources on Hippo's true promise: better outcomes for homeowners. We have created an integrated home protection platform, which offers a growing suite of proactive features designed to prevent loss and provide greater peace of mind.

- **We have pioneered what we believe is the most widely adopted Smart Home program in the industry.**

We include smart home devices from trusted and reputable vendors to detect water, fire, and theft, and offer premium discounts to customers who use them. Real-time alerts from smart home devices help customers quickly identify and resolve issues before they grow into major losses.

- **We proactively help our customers maintain and protect their homes.**

Through our mobile app, a homeowner can get a dynamic assessment of the health of their home. A personalized checklist in the app provides guidance on maintenance actions the homeowner should take based on that health assessment. We also offer on-demand home care and maintenance advice and, in some areas, the ability to book professionals for some in-home services.

This partnership is designed to create a virtuous cycle. By making homes safer, we help deliver better risk outcomes and increase customer loyalty, which improves our unit economics and customer lifetime value ("LTV"). This enables us to invest in expanding our product offering, customer value proposition, and marketing programs, which helps attract more customers to the Hippo family. This growth generates more data and insights to fuel further innovation in our product experience and improved underwriting precision. The result is even safer homes and more loyal customers. We believe this virtuous cycle, combined with our significant existing scale, deep partnerships, and compelling unit economics, will propel Hippo to become a trusted household name synonymous with proactive home protection.

Aligned Interest: When our Customers Win, We Win


Safer Homes /
Happy Customers
Better Risk
Outcomes
Better
Pricing /
Value
Customer
Growth
More
Data
Insights
Home
Protection
Innovation
Better Protection for
Homeowners
Better Economics
for Hippo

Our Industry / Opportunity

With $119 billion in annual premiums, the U.S. home insurance industry is a deeply fragmented market with only one carrier accounting for more than 10% of the total market share (according to S&P Capital IQ). This fragmentation in the market sets the stage for positive traction from new entrants — this is not a winner-take-all industry.

The U.S. home insurance industry has attractive customer dynamics and growth characteristics. According to the Insurance Information Institute, home insurance customers remain with their selected carrier for an average of 8-10 years — more than double the length of time of renters or auto insurance customers. Additionally, home insurance customers average $1,272 in annual premiums, providing insurers with a compelling recurring revenue opportunity. Multiple factors contribute to a strong growth outlook for the industry, including the high rate of new home construction, population growth, increasingly complex homes, and rising labor and material costs.

Despite these industry tailwinds, we believe customers' needs are not being met. Today's insurance policies often include coverage for items that modern homeowners do not own, such as fur coats, pewter bowls and paper stock and bond certificates, and exclude coverage for common claim categories such as water-backup, home office equipment and other electronics. Homeowners' lives and properties have evolved, but too often their coverages have not kept pace. This set-it-and-forget-it mentality in underwriting can mean that while insurers collect premiums, homeowners discover gaps in coverage only after a loss. Even if consumers proactively recalibrate coverage over time, they are still constrained by outdated policy designs.

We believe the market is poised for rapid transformation with trends emerging in big data, technology, and underwriting that will allow better assessment of home insurance risk resulting in more accurate pricing, proliferation of application programming interfaces ("APIs"), and meeting the rising customer expectations for personalized and real-time products. We believe the COVID-19 pandemic has only accelerated this change, increasing homeowner adoption of digital channels and growing demands on the use of their homes.

Barriers to Entry

New entrants who work to rebuild the customer experience, with technology, new data and nimble changes, will be better positioned to serve today's homeowners. For the right company, the opportunity is enormous. However, new entrants must overcome high barriers to entry:

- *Significant initial capital requirements to support insurance risk, challenges finding cost-effective reinsurance without an underwriting track record, expensive off-the-shelf policy and claims management systems, or resource-intensive investment in developing a proprietary tech stack*

- *Complicated and fragmented regulatory landscape with a unique set of rules from each state*

- *Significant resource investment in tech and infrastructure to access, collect and validate insurance-related data, in addition to the development of multiple customized APIs*

- *Difficulty accessing distribution networks, built upon a legacy, agent-based distribution, or resource-intensive process of creating and scaling new, alternative customer acquisition channels*

We believe incumbents face multiple challenges in responding to the ongoing transformation and meeting customer needs, including channel conflict, data stability and veracity (stemming from unverified customer-supplied data), and too much reliance on aging and siloed technology. And with the agent population shrinking (according to McKinsey & Company research), incumbents may find it harder to access new customers who increasingly choose digital, direct-to-consumer channels.

Incumbent Challenges

This leads to incumbents potentially facing a dilemma being forced to choose between maintaining the stability of their current books of business or investing in the innovation that would drive further growth and value to homeowners. We believe they are generally choosing the former. We believe well-positioned new entrants have an opportunity to rise to the challenge and capitalize on growth opportunities more quickly.

We are confident that Hippo's vision, technology, and innovative approach are positioned to create the change the industry and homeowners need.

The Hippo Business Approach

Hippo set out to solve what it saw as a flawed customer experience in home insurance and deliver intuitive and proactive protection for homeowners by combining the power of technology with a human-touch and empathy.

We started by rebuilding the home insurance experience around the customer's needs, at every stage of the relationship.

- **We make insurance easy to buy:** Hippo provides a quote in under 60 seconds and allows customers to purchase a policy in about 5 minutes. Rather than rely solely on customer-provided information, we prefill the application based on a variety of trusted data sources, which allows us to better assess and price the risk at the point of purchase.

- **We designed our policies for the modern homeowner:** Hippo designed the home insurance policy to offer coverage for items that homeowners expect (such as appliances, home office equipment, and the service line between the house and the street) and limit coverage for obsolete items (such as fur coats, crypts, and mausoleums). We implement granular pricing at the peril (or hazard) level, based on the most current data on risks. This, combined with our broadly adopted Smart Home program, means that we can offer what we believe to be superior coverage compared to standard policies at a better rate on average.

- **We crafted a proactive, tech-enabled claims experience, focused on a live, white-glove approach:** Hippo strives to be there to support customers at their time of need, and we designed our claims processes to reflect that objective.

  - Proactive, technology-enabled approach: We aspire to be there for our customers as soon as the need arises, if possible before they even reach out to us for support. We use live data to help identify major events like fires or storms. When we suspect that our customers' homes may be impacted, our team reaches out proactively to help ensure the safety of our customer, their families and their homes. We firmly believe in prioritizing the well-being of our customers and addressing damage to the home quickly, hopefully before things deteriorate or repair costs escalate. If we are effective, customers benefit from superior service in resolving claims, and we gain from better insurance outcomes by mitigating costs and increased customer loyalty.

- Depending on the claim, our team may use remote (virtual) inspection technology to expedite the claims handling process and, if possible, complete a claim remotely. When a specialist needs to visit the home, we leverage a network of vetted partners whom we quickly deploy, seeking to offer our customers full resolution as opposed to just an inspection. This network of trusted partners allows us to save on inspection costs when these partners also perform the work to resolve the issue, benefit from economies of scale for material purchases, and ensure quality repair work which reduces the probability of a repeat claim. This approach is designed to align everyone's incentives and works to drive the best outcome and as fast a resolution as possible.

Building a home insurance experience that is simple, intuitive, and human was just the beginning. Hippo's real promise is to ultimately create better outcomes for homeowners. We have created an integrated home protection platform through a growing suite of proactive features and offerings that create meaningful touchpoints throughout the life of a policy.

- **We employ continuous risk reevaluation and underwriting:** Hippo reassesses risk throughout the life of a policy. We work to uncover changes to the home and proactively reach out to the customer to recommend an update to their policy (for example, increasing liability coverage with the addition of a pool) or to offer a discount (if, for example, an old roof is replaced with a new one). Our goal is to ensure that our customers always have adequate protection for the right price.

- **We deploy what we believe is the most widely adopted Smart Home program in the U.S. home insurance space:** Through our Smart Home program, Hippo customers can opt to receive kits that include devices that help mitigate damage from water, fire and theft. These kits come with filed and approved premium discounts at a state level. We partner with the key players in the smart home space to offer our customers these complimentary kits, as well as professionally-monitored kits. We continue to innovate our Smart Home program to more deeply integrate it with home insurance.

This suite of proactive offerings is designed to allow Hippo to help customers better protect their homes and reduce losses over time. This enables better pricing across all of Hippo's services, further enhancing the customer value proposition and attracting even more customers to Hippo. That, in turn, generates more data and insights that inform further home protection innovation. This is the principle our business is built upon: *when our customers win, Hippo wins*.

We have built an omni-channel distribution approach which is designed to allow customers to purchase however they want and provides Hippo differentiated access to a positively selected customer base.

We seek to allow customers to buy our policies however they want: online, over the phone, or through an agent. Hippo is not tied to captive agent distribution channels in the way legacy carriers can be, and we seek to leverage this to our advantage in establishing a diverse set of distribution channels:

- **Direct to consumer:** We offer our customers digital purchasing options as well as online management of their account. Creating a fast and accurate online experience required developing advanced policy and claims management systems, which we benefit from across many areas.

- **Insurance partners (agents / producers):** This channel includes sales through traditional insurance agents and other insurance companies' agency affiliates. We offer these partners what we believe is a truly differentiated experience: a dedicated *producer portal* that enables agents to benefit from the same efficiency and accuracy that our online, direct-to-consumer customers enjoy. Our platform is integrated with standard industry tools so agents can leverage the streamlined Hippo experience as part of their normal workflows. This technological foundation allows our producers to focus on valuable tasks rather than on time-consuming tasks like filing forms. We developed thorough onboarding and training processes, as well as marketing assets and playbooks, for this important channel. We are seeing increasingly strong results with our partners as we continuously augment our innovation in this channel.

- **Non-insurance partners:** This is our fastest growing channel. We partner and integrate with players across the real estate and financial services ecosystems, including national players such as home builders, smart home technology providers, mortgage originators, mortgage servicers, title companies, and realtors. Our portfolio of customized APIs and deep partner integrations enable us to offer customers the best and most efficient home insurance solutions in a contextually relevant way. For example:

    - Home builders — we developed an insurance policy for new home construction, as well as the technology required to integrate into a builders' sales systems. These integrations allow us to offer the builder's customers a personalized insurance product precisely when their customers are in the market for a policy. Underwriting of these policies are heavily tailored to the customer's property and can be easily purchased online or through our partner agency. Through these partnerships, we are able to access positively selected properties with a fundamentally better risk profile than those associated with older homes. The result is a potentially smoother home purchase experience and higher customer satisfaction for our builder partners.

    - Smart home providers — we have been developing proprietary integrations with the leading providers of smart home and security systems to offer their customers better home insurance coverage with meaningful premium discounts. Moreover, these benefits are also available to our partners' customers if they purchase insurance from Hippo.

Technological, Operational and Economic Moats

Our Technology + Insurance Approach

"Insurtech" is made of two words: Insurance *and* Technology. We are marrying the best of both to create a superior customer experience with superior business results.

Our full-stack technology systems have been built from the ground up, leveraging the experience of professionals with significant home insurance expertise. We take a similar approach when it comes to the collection and use of available data. In particular, we use machine learning and other analytical techniques to analyze the large amounts of data we collect, which enables us to draw key insights and learnings about our customers and potential risks to the homes we insure. For example, we considered multiple providers of aerial imagery to support our underwriting processes, and from such data we have been able to determine which sources would be best suited to inform variables like the status of a home's roof or the presence of a swimming pool. We have used these insights to inform our rate and underwriting filings. Through experience, we have learned that not all data are equally valuable and that each situation requires a unique data approach to achieve the desired outcome. Hippo seeks new and unique data sources to gain deeper insights into our customers and their homes so that we can provide valuable protection advice and insurance products as well as properly underwrite and rate risks. We believe this provides us a significant advantage over many players in the space.

Beyond the use of data, we believe our use of technology gives us additional advantages over incumbents (who depend on legacy systems) and new entrants with less experience in the space. Examples include:

- Offering a fast and accurate online purchase flow that meets modern consumers' expectations

- Integrating smart home activation status into our policy management system

- Quickly deploying rate changes in any state or region upon regulatory approval

- Creating sophisticated feedback loops between internal teams to ensure cross-pollination (for example, fast underwriting improvements based on claims insights)

- Developing proprietary, channel-specific technology to integrate Hippo's offerings into partners' platforms and streamlining their go-to-market efforts

In short, Hippo seeks to digitize operational aspects of the home insurance buying process. This approach creates lasting advantages that enable advancements across business growth, proactive home protection, and user experience.

Our Vertically Integrated Insurance Capabilities

The insurance operation we have built provides us with end-to-end capabilities and flexibility to move fast, innovate and seek to offer the best value to our customers. In that sense, it also allows us to control our own destiny in how we grow and operate.

As we grow at the state and national levels, our systems have the ability to adjust our policies and rates in a fast and efficient manner. Our actuaries and underwriters leverage data and our in-house technology solutions to continuously optimize our coverage and work to provide customers the best product possible at the right price.

We have invested in industry-leading sales and customer service organizations, modeled after the best teams across a variety of business sectors. We have equipped them with dedicated tech tools and training that allow them to focus on what matters most.

We are vertically integrated through our ownership of our insurance carriers, including Spinnaker Insurance Company. Our structure allows us to balance risk retention with reinsurance capacity in a flexible manner, not just for Hippo's core business but also for third-party programs supported by Spinnaker. Thus we are able to maintain a capital-light model while retaining risk in a way that aligns our interests with the reinsurance market and retain carrier economics. Most importantly, Spinnaker enables faster growth and reduced time to market for new offerings, regulatory filings and rate adjustments.

Our Diversified Distribution Strategy

Hippo's established, diverse distribution channels are designed to allow customers to buy however and wherever they want. We have built channel-specific proprietary technology and bespoke business models to support this strategy. Developing unique technological solutions for partners such as home builders, loan servicers, insurance companies, and smart home technology providers allows us to not only integrate into other scaled platforms, but to also support our partners' businesses and achieve great results alongside them and establish deeper relationships with these partners.

Our Smart Home Program

We have deployed what we believe is the most widely adopted Smart Home program in the U.S. home insurance space, which is currently available in almost all of the states where we operate. Under our program, when customers buy a policy through Hippo, they may opt in to receive a complimentary smart home self-monitoring system or choose to upgrade to a professionally monitored system. These systems include sensors that can detect smoke, carbon monoxide, water, and motion. Overall, our Smart Home program has experienced high customer adoption:

- The majority of eligible customers opt into the program

- The vast majority of the customers opting into the program activate their kits

- Customers who keep their kits active receive meaningful premium discounts

In achieving such wide adoption and activation, we are building a platform that enables us to increasingly focus on risk mitigation and loss ratio improvement and we continue to develop this program (for example, as we evaluate new options such as adding behavior-based discounts and professional monitoring offers).

Hippo Customer Experience

Hippo's goal is to make homes safer and better protected so customers can enjoy their homes and lives. Starting with our dedicated sales staff, who streamline the purchase and onboarding experience down from days to minutes, we aim to make every lead and customer touchpoint efficient, transparent and clear.

Our approach to customer experience and insurance brings our values to the forefront, helping Hippo to protect the joy of homeownership. By better meeting the needs of our customers, we expect our LTV to benefit from increased customer retention and satisfaction.

Technology Approach

Hippo built its technology infrastructure, strategy and team to drive better outcomes for homeowners. Our technology is the driving force behind our ability to grow rapidly while managing risk, proactively supporting our customers, innovating on insurance and home protection products, and building effective solutions and services based on our insights.

Our purpose-built, full-stack approach starts with modern infrastructure and agile software systems. These systems enable us to capture, clean, and analyze data at scale, derive powerful insights, and create meaningful offerings for our customers and partners with speed and efficiency. In a manner consistent with our regulatory filings, we pair this technology with proprietary insurance expert systems, powered by augmented intelligence, to scale our capabilities across actuarial, underwriting, claims, coverages, and fraud prevention. Together, these systems enable us to deploy an intelligent and simple purchase experience that is customized by distribution channel, readily launch new states and partners, and deliver proactive solutions to customers like predicted weather alerts and real-time policy updates. Our technology enables us to iterate quickly and deploy new products or features within days whereas for an incumbent, relying on legacy systems, it might take months or even years.

In short, Hippo largely digitizes the home insurance process creating lasting advantages that enable advancements across business growth, proactive home protection, and user experience.

- **Rapid growth across diverse channels.**

We have built our systems to scale rapidly and dynamically adapt to growth opportunities across the home insurance landscape. Our proprietary engine employs dynamic rules and machine learning algorithms to proactively manage risk. For example, our ability to segment risks based on home characteristics allows us to market and price our products more effectively than our competitors. This approach enables us to personalize coverage for a specific customer's needs. Through adaptable APIs, we can deploy this capability across an ever-increasing number of channels, partners, and geographies quickly. As we accumulate knowledge from additional domains and data sources to fuel our Augmented Intelligence engine, insights are seamlessly deployed across Hippo's integrated system, ensuring a consistent and unified experience across all distribution points.

- **Risk prevention and proactive home protection.**

Hippo's technology is at the heart of our ability to better protect homes. Our process of ongoing underwriting, delivered through advanced algorithms analyzing a vast array of data sources, helps protect our customers. We also access differentiated and proprietary data sources. We have deployed hundreds of thousands of sensor kits that monitor temperature, water leaks, door and window openings, and more. Our wide distribution and customer activation of smart home kits could in the future allow us to collect aggregated and anonymized home health data, which is synthesized to support our approach and value-added home protection offerings. We also introduce new approaches to home protection. For example, our Hippo Home Care app, which we recently launched on a trial basis, enables our customers to assess their preparedness for various risks, and proactively offers solutions, such as curated lists of home service professionals (plumbers, electricians, etc.).

- **Better experiences throughout the customer journey.**

Hippo harnesses technology and data to deliver intuitive and frictionless experiences for customers at every phase of the insurance journey. In the purchase phase, we use advanced, verified data sources so that customers are not burdened with dozens of questions, enabling a simple and fast purchase experience. Through our partnerships, we can automatically provide electronic proof of insurance to mortgage lenders to save customers potential headaches at closing. With our builder partners, the customized Hippo policy can be purchased by a home buyer in a completely integrated process. Our integrated systems approach also benefits the customer in other ways. For example, Hippo Customer Support specialists can access relevant policy and property information, as well as past claims, to efficiently manage the process to provide the best customer experience. Additionally, third-party partners, such as inspectors or contractors, can be dispatched to the home, paid and tracked digitally.

Architecture

Our Technology Architecture approach follows the company's proactive, customer-first strategy by taking a three-horizon view: enabling swift feature development for customer and partner needs; creating a scalable platform that works to anticipate future needs; and setting the capability framework for innovation.

- Our agile development teams are able to design, deliver and iterate to build product features for our customers and partners. We have built flexible and adaptable software architecture and engineering teams to effectively innovate and implement new ideas. This is combined with an agile, iterative approach to experimentation and analytics, working to make sure that we continuously improve our knowledge of what customers want.
- Our underlying software architecture and platform are designed to support future expansion and growth. We are creating data models, algorithms, learning engines, knowledge graphs and cloud platforms that are all intended to support future goals — more ambitious partnerships, wider distribution channels, and growing numbers of customers. By anticipating future growth with a blueprint of technology capabilities and technical platforms, we are proactively preparing for the next step-change in our company's growth trajectory.
- We are keeping the pace of innovation high by investing in research and development of underlying technologies and capabilities that seek to change how the market operates in protecting homeowners. We launch tests with partners, look at new and proprietary data sources, offer additional virtual and in-home services, expand the boundaries of expectations on preventative measures, and try out new techniques for customer support and service. All of these are part of our innovation culture and supported by the technology infrastructure to build, experiment, measure, and iterate.

Technology is only just beginning to transform the home insurance industry. Hippo's unified and integrated systems ensure that, even as homeowners' needs shift and grow, we will continue to set new standards for customer experience, modern insurance and joyful homeownership.

Our Economic Model


1
MGA
Commission, Policy, and Service Fees
2
Agency
Agency Commission
3
Carrier
Insurance as a Service
4
Risk Retention
Earned Premium

There are four key components to our economic model. First, as a managing general agent ("MGA"), we manage the entire customer-facing experience, including sales and marketing, underwriting, policy issuance and administration, and claims administration. In exchange for these services, we earn recurring commissions and fees associated with the policies we sell. While we have underwriting authority and responsibility for administering policies and claims, we do not take the bulk of the risk associated with the Hippo policies on our own balance sheet. Rather, we work with a diversified panel of highly rated insurance and reinsurance companies who pay us commissions in exchange for the opportunity to take that risk on their own balance sheets.

We also earn commission income as a licensed insurance agency selling non-Hippo policies to our customers. Today, we earn agency commission income when we cross sell automobile policies to our homeowners customers, when a customer seeking homeowners insurance is an area where Hippo policies are unavailable, in which case we place them with another carrier, or when a particular home does not meet our underwriting criteria, in which case we also place these customers with another carrier when possible. As we broaden our product offerings, we expect to distribute additional types of insurance offered by other carriers, which will contribute to growth in this element of our economic model. Commission income on these policies recurs as the policies renew, allowing us to earn margin relative to our customer acquisition cost.

Another way we earn income is using our carriers platforms to offer insurance-as-a-service to other MGAs. The economic benefits to Hippo of providing this service extend beyond profit margins on these premiums and include capital efficiency benefits as the diversity of insurance offered allows Hippo to more efficiently manage its regulatory capital requirements through recognition of diversification benefits. Given our diverse portfolio of homeowners insurance, the regulatory capital we are required to set aside for premiums generated by these third parties is lower than these parties would need to set aside if they were to provide their own capital.

Finally, we earn margin on premiums we retain on policies we issue after ceding a significant portion of the insurance risk to our panel of high quality, reinsurance partners, some of whom have made multi-year commitments. We cede a significant portion of risk associated with these policies as part of our long-term capital-light strategy. And though the quantum of risk we cede in any year will fluctuate with reinsurance market pricing, we anticipate our long-term strategy will include cession of a significant portion of the insurance risk we generate.

Looking towards the future, we anticipate generating additional economic benefits through our offering of value-added services such as monitoring and home maintenance. In addition, we are growing First Connect Insurance Services, a digital platform designed to support independent agents by providing access to the nation's top carriers. The agent-centric platform provides access to over 60 carriers and a variety of products that includes home, auto, cyber, small business, life, specialty lines and more. The new Carrier Store helps agents discover additional carriers and products that can be bundled to increase sales.

Growth Strategy

As we grow, we expect to remain focused on the homeowners space and on making homes safer and better protected. Beyond growing our core product, we plan to grow vertically into adjacent insurance offerings as well as non-insurance areas, towards an all-inclusive home protection platform:


Vertical, integrated approach to building an all-inclusive home protection platform
Home Warranty
Flood Insurance
HoA Insurance
Renters
Auto
Condo
Homeowners
Travel
Pet
Life
Umbrella
Smart Home Tech
Home Maintenance
Professional Monitoring

Core Product Growth

We are focused on the U.S. market, where the homeowners insurance industry represents $119 billion in annual premiums and is expected to reach nearly $133 billion by 2024 (according to industry data from Conning, Inc). Our product portfolio includes: standalone homes, condos, investment properties, and new home construction, and each of these is its own unique insurance product. Hippo has so far introduced its products in 40 states, covering over 90% of the US population.

We believe expanding our core business alone in this market represents a significant opportunity. For perspective, our market share is currently less than 1% of the US home insurance market. We plan to increase our penetration in the states where we already offer our homeowners insurance product. We are at the same time building our brand and raising awareness among homeowners throughout the country. We will continue enhancing our direct-to-consumer capabilities, while expanding our relationships with new and existing partners.

Adjacent Insurance Offerings

We plan to offer additional insurance products to further protect and support homeowners in the US market. Where we feel we can create differentiated offerings leveraging our capabilities and assets, we will build new products much the same way we did our modern homeowners insurance product. We may also leverage partners to offer best of breed solutions in our capacity as an agent.

We also expect to expand the portfolio of third-party programs that Spinnaker supports as a carrier. With the scalable assets we have built to support Hippo's growth, we believe we are well-positioned to offer ancillary services across distribution, support and other areas to grow these programs.

Adjacent Non-Insurance Offerings

We are deepening our relationships with homeowners by offering broader home protection services to complement our core insurance products. We have built the first, integrated insurance and home protection platform with our Smart Home program and home maintenance offerings, including virtual home services and remote support. We plan to expand these offerings to include on demand home care and maintenance. Such products and services can introduce additional sources of recurring revenue and non-risk-based revenue, accelerating capital efficient growth.

We are also growing First Connect Insurance Services, a digital platform designed to support independent agents by providing access to the nation's top carriers, both insurtech startups as well as more established insurers. The agent-centric platform provides access to over 60 carriers and a variety of products across numerous lines of business including home, auto, cyber, small business, life, specialty lines and more. An example of our tech-enabled agent centric approach is the new Carrier Store which helps agents discover additional carriers and products for both stand-alone sales and those that can be bundled.

Competition

We face competition from established national brand names that offer competing products. These more established competitors have advantages such as brand recognition, greater access to capital, breadth of product offering, and scale of resources. We also face competition from select and new insurtechs that offer digital platforms. However, the market is fragmented, with just one carrier having over 10% market share according to S&P Capital IQ. This allows for multiple large and growing players to coexist with differentiated products and approaches.

Hippo's distinctive customer experience, vertical focus on complete home protection, and purpose-built, full stack technology infrastructure differentiate our model from our larger and smaller competitors alike. Though incumbents collect vast amounts of data, we believe their legacy systems are not as flexible and dynamic as our integrated technology. Our full stack system allows us to better implement data into our business model and realize the benefits in underwriting, claims, and profitability. This system also enables us to deploy Hippo's proprietary quoting and underwriting engine (via API) across Hippo's diversified distribution channels and partners to gain market share.

We believe our strategy to deliver the first all-in home protection platform is unique and differentiated and that our competitive advantages across smart home, technology, and distribution will make it difficult for competitors — old or new — to emulate our approach.

Our Values and People

As of December 31, 2022, we had a total of 590 employees, of which 558 were located in the United States and 32 located internationally. We engage temporary workers and independent contractors when necessary in connection with a particular project, to meet increases in demand or to fill vacancies while recruiting a permanent employee. None of our employees are currently represented by a labor union or are covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good. Our people team is focused on identifying and retaining top talent and building a world class organization. We use recognition and rewards including compensation and equity to attract and retain our talent.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when homeowners purchase and move into new homes, which historically occurs at higher rates in the months of July, August and September. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change.

Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Data Privacy and Protection Laws

Since we receive, use, transmit, disclose and store personal data, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. In the U.S., insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the National Association of Insurance Commissioners ("NAIC") Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow customers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Additionally, we are subject to the Telephone Consumer Protection Act which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.

Privacy and data security regulation in the U.S. is rapidly evolving. For example, California recently enacted the California Consumer Privacy Act ("CCPA"), which came into force in 2020. The CCPA and related regulations give California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA allows for the California Attorney General to impose civil penalties for violations, as well as providing a private right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act ("CPRA"), which took effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain personal information. In addition to increasing our compliance costs and potential liability, the CCPA's restrictions on "sales" of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver's Privacy Protection Act, the Fair Credit Reporting Act, and the California Financial Information

Privacy Act from the CCPA's scope, but the CCPA's definition of "personal information" is broad and may encompass other information that we maintain. The CCPA likely marked the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. For example, in 2020, Nevada enacted SB 220 which restricts the "selling" of personal information and, in 2021, Virginia passed the Consumer Data Protection Act ("CDPA") which took effect on January 1, 2023 and grants new privacy rights for Virginia residents. In addition, California voters approved the November 2020 ballot measure to enact the CPRA, substantially expanding the requirements of the CCPA. Beginning on January 1, 2023, the CPRA gives consumers the ability to limit use of precise geolocation information and other categories of information classified as "sensitive". There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

Various regulators are interpreting existing state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of other personal data. Courts may also adopt the standards for fair information practices which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair acts or practices in or affecting commerce.

Insurance Regulation

Hippo is subject to extensive regulation, primarily at the state level. These laws are generally intended to protect the interests of purchasers or users of insurance (which regulators refer to as policyholders), rather than the holders of securities we issue.

The method, extent, and substance of such regulation varies by state but are generally set out in statutes, regulations and orders that establish standards and requirements for conducting the business of insurance and that delegate authority for the regulation of insurance to a state agency. These laws, regulations and orders have a substantial impact on our business and relate to a wide variety of matters including insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing, examination, investigation, agent and adjuster licensing, agent and broker compensation, policy forms, rates, and rules, the nature and amount of investments, claims practices, trade practices, participation in shared markets and guaranty funds, transaction with affiliates, the payment of dividends, underwriting standards, withdrawal from business, statutory accounting methods, data privacy and data security regulation, corporate governance, internal and external risk management, moratoriums (including of lawful actions), and other matters. In addition, state legislatures and insurance regulators continue to examine the appropriate nature and scope of state insurance regulations, including adopting new laws and regulations, and reinterpreting existing ones.

As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") was enacted in 2010. Dodd-Frank created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("Treasury"). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system. Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the NAIC, and the International Association of Insurance Supervisors ("IAIS"), that are evaluating solvency and capital standards for insurance company groups. In addition, the NAIC adopts and will continue to adopt model laws and regulations that will be adopted by various states. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Hippo.

Spinnaker, and its subsidiaries' ability to pay dividends without regulatory notice or in the case of certain dividends, regulatory approval, is restricted by Illinois and Texas law. Additionally, Spinnaker in the future may become commercially domiciled in additional jurisdictions depending on the amount of premiums written in those states. The laws of these other jurisdictions contain similar limitations on the payment of dividends by insurance companies that are domiciled in that state, and such laws may be more restrictive than Illinois and Texas.

In addition, the NAIC has recently developed a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities. Any increase in the amount of capital or reserves our insurance subsidiaries are required to hold could reduce the amount of future dividends such subsidiaries are able to distribute to the holding company.

In particular, the NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurance companies, known as risk-based capital, which all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. Any reduction in the risk-based capital ratios of our insurance subsidiaries could require us to take remedial actions to increase our insurance subsidiaries' capital and could also adversely affect their financial strength ratings as determined by statistical rating agencies.

The NAIC has been examining the use of artificial intelligence in the insurance industry, such as the sources of some of the data Hippo uses in marketing and underwriting its products. In August 2020, the NAIC adopted a statement of "high-level guiding principles", calling on industry participants to be "fair and ethical, accountable, compliant, transparent, and secure, safe, and robust" in connection with the use of artificial intelligence. These principles do not have the force and effect of law, but could lead the NAIC or individual states to take action in the future that might restrict our use of artificial intelligence in our business.

Spinnaker is, and any insurance companies that we would form in the future would be, part of an insurance holding company system and as such is subject to regulation in the jurisdictions in which these insurance subsidiaries are domiciled. These holding company laws generally provide that the acquisition or change of "control" of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of "control" arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to ten percent or more of the voting securities of an insurer or of a person who controls an insurer. In addition, certain state insurance laws require pre-acquisition notification and approval of a state where our insurance subsidiaries are merely licensed.

Intellectual Property

We consider the Hippo brand and those of our subsidiaries to be among our most valuable assets. Our future success depends to a large degree upon our ability to defend the Hippo brand and its associated sub-brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of December 31, 2022, our patent portfolio consisted of four utility patents covering autonomous cancellation of insurance policies using a multi-tiered data structure and real time rate monitoring, and three pending patent applications, including utility, invention, utility model and design patents in the United States. Our patents expire on June 24, 2039 and May 23, 2038, respectively. As of December 31, 2022, our trademark portfolio consisted of forty-two trademarks. These include the registration of the Hippo name as a trademark in Algeria, Armenia, Australia, Bhutan, Bosnia & Herzegovina, Cambodia, Columbia, the European Union, Georgia, Iceland, India, Indonesia, Israel, Japan, Kazakhstan, Laos, Liechtenstein, Monaco, Mongolia, Montenegro, New Zealand, Norway, Philippines, Republic of Korea, Republic of Moldova, Russian Federation, San Marino, Serbia, Singapore, Switzerland, Turkmenistan, Ukraine, United Kingdom, United States of America and Vietnam.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see "*Risk Factors — Risks Related to Our Business — Failure to protect or enforce our intellectual property rights could harm our business, results of operations, and financial condition*" and "*— Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which is expensive to support, and if resolved adversely, could harm our business.*"

Available Information

Our internet website address is www.hippo.com. In addition to the information about us and our subsidiaries contained in this Annual Report on Form 10-K, information about us can be found on our website. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Additionally the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Certain statements in "Risk Factors" are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

We have a history of net losses and we may not achieve or maintain profitability in the future.

We have incurred significant net losses on an annual basis since our incorporation in 2015, and we expect to make significant investments to further develop and expand our business going forward. In particular, we expect to continue to expend substantial financial and other resources on marketing and advertising as part of our strategy to increase our customer base. The marketing and advertising expenses that we incur are typically expensed immediately, while most revenues that the expenses generate are recognized ratably over the 12-month term of each insurance policy that we write. This timing difference can, therefore, result in expenses that exceed the related revenue generated in any given year and create a net loss. In addition, we expect to continue to increase our headcount in the coming years. As a public company, we are also incurring significant legal, accounting, and other expenses that we did not incur as a private company. We expect that our net loss will increase in the near term as we continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed, at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results, and financial condition could be harmed.

We believe that growth of our business and revenue depends upon our ability to continue to grow our business in the geographic markets that we currently serve by retaining our existing customers and adding new customers in our current—as well as new—geographic markets and adding new insurance and non-insurance home-related products. Expanding into new geographic markets and introducing new products takes time, requires us to navigate and comply with extensive regulations, and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain customers for longer, a future loss of customers could lead to higher loss ratios, loss ratios that cease to decline, or declining revenue, any of which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, or insurance coverage options, our ability to grow and retain our business may also be adversely affected. In addition, we may fail to accurately predict or execute risk segmentation of new and renewal customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets, we also intend to expand our operations into new markets and new products. In doing so, we may incur losses or otherwise fail to enter new markets or introduce new products successfully. Our expansion into new markets and new products may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources, and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:

- we fail to effectively use search engines, social media platforms, content-based online advertising, and other online sources for generating traffic to our website;
- potential customers in a particular marketplace or more generally do not meet our underwriting guidelines;
- our products are not competitive in terms of customer experience, pricing, or insurance coverage options;
- our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;
- we lose customers to new market entrants and/or existing competitors;
- we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting, and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);
- our digital platform experiences disruptions;
- we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;
- we fail to expand geographically;
- we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;
- we are unable to maintain traditional retail agent relationships;
- customers have difficulty installing, updating or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;
- customers are unable or unwilling to adopt or embrace new technology;
- technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or
- we are unable to address customer concerns regarding content, data privacy, and security generally or for our digital platform specifically.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers and could have a material adverse effect on our business, revenue, operating results, and financial condition.

The "Hippo" brand may not become as widely known as incumbents' or other competitors' brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. We spend considerable money and other resources to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintaining, and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations, and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations, and financial condition could be materially adversely affected.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and our reputation.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the efficiency of our claims processing, the training and experience of our claims adjusters (including our third-party claims administrators and adjusters), and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The speed by which our technology allows us to process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation; lead to loss or reduction in the reinsurance recoveries; or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our claims adjusters or third-party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which—in turn—could adversely affect our reputation and operating margins.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.

We launched our business to sell homeowners insurance in 2015, began selling policies as an insurance producer in 2017, and began underwriting and retaining risks under insurance policies as an insurance company in 2020. Due to this limited operating history and the rapid growth that we experienced since we began operations, our operating results are hard to predict, and our historical results may not be indicative of, or comparable to, our future results. We also cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess and predict our performance and growth could have a material adverse effect on our brand, business, financial condition, and results of operations.

We may not be able to manage our growth effectively.

Our revenue and total average number of employees grew in the year ended December 31, 2022. In addition, from December 31, 2021 to December 31, 2022, we expanded from offering Hippo's insurance policies in 37 states to 40 states. This growth has placed and may continue to place significant demands on our management and our operational and financial resources. Hippo has hired and expects to continue hiring additional personnel to support our rapid growth. Our corporate and organizational structure is becoming more complex as we continue to acquire companies, add additional insurance and non-insurance products, expand our operations, add and integrate more employees, and invest in joint venture and other strategic investments. We will need to enhance our operational, legal and compliance, financial, and management controls, as well as our reporting systems and procedures to account for our Company's growth. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas, without undermining our corporate culture of rapid innovation, teamwork, and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the accuracy, quality, and efficiency of our customers' insurance-buying experience, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.

Intense competition in the segments of the insurance industry in which we operate could negatively affect current financials and our ability to attain or increase profitability.

The homeowners' insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service, and distribution.

We face significant competition from traditional insurance companies for homeowners. Competitors include companies such as Allstate, Farmers, Liberty Mutual, State Farm, and Travelers. These companies are larger than us and have significant competitive advantages over us, including greater name recognition, higher financial strength ratings, greater resources, additional access to capital, and more types of insurance coverage to offer—such as auto, umbrella and life—than we currently do (or expect to offer in the future). Our future growth will depend in large part on our ability to grow our homeowners' insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase homeowners' insurance and multiple other types of insurance coverage and "bundle" them together into one policy and—in certain circumstances—include an umbrella liability policy for additional coverage at competitive prices. Although we expect to continue to grow vertically and offer additional home-related products (including non-insurance products), we do not currently expect to expand into other types of insurance. New insurance and non-insurance products could take months or years to be approved by regulatory authorities or may not be approved at all.

Moreover, as we expand into new lines of business and offer additional non-insurance home-related products beyond homeowners' insurance, we could face intense competition from companies that are already established in such markets. In non-insurance products, we face competition from large technology companies, such as Alphabet and Amazon, that have significant resources and long-standing relationships with customers across a variety of products.

Further, various large technology companies and other companies with a large consumer base that have recently started operating in adjacent categories, including insurance, may offer homeowners insurance products in the future. Technology companies may in the future begin operating and offering products with better and more competitive customer experience, pricing, and insurance coverage options than us, which could cause our results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance by offering modernized coverage or non-insurance products like we do, including offering home care and maintenance products. Given their size, resources, customer penetration, and other competitive advantages, they may be able to erode any market advantage that we may currently have over them.

We also face competition from existing and new "insurtech" insurance companies, such as Lemonade, and "insurtech" insurance agencies and managing general agents and underwriters whose use of digital platforms (including for sales, underwriting, and claims) are similar to ours. These competitors may be able to introduce new sales, underwriting, and claims systems that are viewed more attractively than ours by insurance consumers. These models require significantly less infrastructure and capital expenditures than traditional insurance businesses and can be operated without the need to be licensed as an insurance company (as we did prior to our acquisition of Spinnaker). Accordingly, the barriers of entry for new insurtech companies may be low and competitors may be able to begin operating and build scale quickly.

Reinsurance may be unavailable, including at current coverage, limits, or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against all losses, each of which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. The insurance companies that underwrite our insurance products including, but not limited to, our insurance company subsidiaries, purchase reinsurance to help manage their exposure to property and casualty insurance risks associated with policies underwritten by such insurance companies, including attritional and catastrophic risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance contracts, we remain primarily liable to our customers as the direct insurer on all risks reinsured. As a result, reinsurance does not eliminate or limit in any way the obligation of insurance companies that underwrite our insurance products, including our insurance company subsidiaries, to pay losses under those insurance policies or associated obligations, and we are subject to the risk that one or more reinsurers will be unable or unwilling to honor its obligations, or that the reinsurers will not pay in a timely fashion. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurers. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

Our primary proportional reinsurance contracts generally have a fixed term, per occurrence limits, and are subject to variable commission adjustments and loss participation features, including loss corridors and loss ratio caps. Each reinsurer's share in the interest and liabilities related to the reinsurance contract varies, and the reinsurers are severally—but not jointly—liable under the applicable reinsurance contract. Further, these reinsurance agreements may not be required to cover renewals of policies that the insurance carrier is required by law to renew or write, and we may not be able to lawfully cancel or non-renew insurance policies in a manner that assures ongoing reinsurance protection under our reinsurance contracts.

We have in the past and may in the future change the structure of our reinsurance arrangements, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate new reinsurance contracts to provide continuous coverage or negotiate reinsurance on the same coverage, limits, pricing, or other terms as are currently available, as such availability depends in part on factors outside of our control. The existing or new contracts may not provide sufficient reinsurance protection. Market forces and external factors (such as significant losses from hurricanes, wildfires, severe weather, or terrorist attacks) or an increase in capital requirements, impact the availability of coverage, limits, and pricing of the reinsurance we purchase. If we are unable to maintain our current level of reinsurance coverage, extend our expiring reinsurance contracts, or purchase new reinsurance protection with the coverage, limits, and pricing and in the amounts that we consider sufficient, we would have to either accept an increase in our retained risk exposure, reduce our insurance writings, or develop or seek other alternatives.

The unavailability of acceptable and sufficient reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies absorbing a significant portion of the losses incurred by our insurance carriers. If our affiliated and unaffiliated insurance carriers are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our retained risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternately, if available, we could elect to pay higher than desired rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to prior approval by state insurance regulators, to offset this additional cost.

Improvements in our loss experience have led to reduced loss participation features in our 2023 proportional reinsurance agreement versus prior year. However, with these features, our retained risk may still be in excess of our pro-rata participation and our overall loss exposure for catastrophic events remains similar to the prior year. Our final loss participation and risk retention will be dependent on various factors including our ability to implement rate increases, our attritional loss experience, and the impact of weather events on our book of business.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct our business.

Our insurance company subsidiaries must maintain sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The NAIC has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurance companies, including property-casualty insurers, that may not be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation, or liquidation. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct their business.

Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.

Financial strength ratings are an important factor in evaluating and establishing the competitive position of insurance companies. These ratings represent the independent opinion of an insurer's financial strength, operating performance, and ability to meet policyholder obligations. Rating agencies could downgrade or change the outlook on ratings due to:

- changes in the financial profile of one of our insurance companies;

- changes in a rating agency's determination of the amount of capital required to maintain a particular rating;
- increases in the perceived risk of our investment portfolio, a reduced confidence in management or our business strategy, or other considerations that may or may not be under our control; or
- AM Best evaluation of the financial health of the holding company and its impact on the balance sheet strength of our rated insurance companies.

A downgrade in our insurance company subsidiaries' financial strength ratings could have a material effect on our sales, competitiveness, customer retention, the marketability of our product offerings, liquidity, access to and cost of borrowing, results of operations, and financial condition.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations, and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses, and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary technology.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses ("LAE"), acquisition expenses, and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to non-renew insurance contracts, non-renew customers, or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations, and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must, among other factors:

- collect and properly and accurately analyze a substantial volume of data from our customers;
- develop, test, and apply appropriate actuarial projections and rating formulas;
- review and evaluate competitive product offerings and pricing dynamics;
- closely monitor and timely recognize changes in trends; and
- project both frequency and severity of our customers' losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including, but not limited to:

- insufficient, inaccurate, or unreliable data;
- incorrect or incomplete analysis of available data;
- uncertainties generally inherent in estimates and assumptions;
- our failure to establish or implement appropriate actuarial projections and rating formulas or other pricing methodologies;
- incorrect or incomplete analysis of the competitive environment;
- regulatory constraints on rate increases or coverage limitations;
- our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and
- unanticipated litigation, court decisions, legislative or regulatory actions, or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current premium rates, we may be compelled to increase the amount allocated to cover policy claims, increased expenses, or to address other economic factors resulting in an increase in future premium rates or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations, and financial condition.

Our proprietary technology, which relies on third-party data, may not operate properly or as we expect it to.

We utilize third-party data gathered from the insurance application process to determine whether or not to write a particular policy and, if so, how to price that particular policy. The continuous development, maintenance, and operation of our technology is expensive and complex, and it may involve unforeseen difficulties including material performance problems, undetected defects, or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our data analytics do not function reliably, we may incorrectly price insurance products for our customers or incorrectly pay or deny claims made by our customers. Either of these situations could result in customer dissatisfaction with us, which could cause customers to cancel their insurance policies with us, prevent prospective customers from obtaining new insurance policies, or cause us to underprice policies or overpay claims. Any of these eventualities could result in a material and adverse effect on our business, results of operations, and financial condition.

Our technology platform may not operate properly or as we expect it to operate.

We utilize our technology platform to gather customer data in order to determine whether or not to write and how to price our insurance products. Additionally, our claims operation utilizes our technology platform to manage claims and we intend to expand our technology platform to further support the processing of some or all of our claims. Our technology platform is expensive and complex; its continuous development, maintenance, and operation may entail unforeseen difficulties, including material performance problems, undetected defects, or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select or renew our customers, price insurance and non-insurance products for our customers, or incorrectly pay or deny claims made by our customers. These errors could result in (i) selecting an uneconomic mix of customers; (ii) customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies or non-insurance products with us, or make it less likely that prospective customers obtain new insurance policies; (iii) causing us to underprice policies or overpay claims; or (iv) causing us to incorrectly deny policyholder claims and become subject to liability. Additionally, technology platform errors could result in failure to comply with applicable laws and regulations including, but not limited to, unintentional noncompliance with our rate and form filings, cancellation and non-renewal requirements, unfair trade and claims practices, and non-discrimination, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations, and financial condition.

While we believe our by-peril pricing model to be more fair to consumers than multi-peril pricing models, it may yield results that customers find unfair. For instance, we may quote certain homeowners higher premiums than our competitors if our pricing model determines that the customer is higher risk even though their higher-risk classification has not resulted in a claim on an individual basis. Such perception of unfairness could negatively impact our brand and reputation.

Our future success depends on our ability to continue to develop and implement our technology and to maintain the confidentiality of this technology.

Existing regulations and changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.

State and federal lawmakers and insurance regulators are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. Although we have taken steps to comply with these laws, no assurance can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we solicit, underwrite, or communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing, and underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor, could thus materially and adversely affect our business, financial condition, results of operations, and prospects.

We use external data and our digital platform to collect and evaluate data points that we utilize in marketing, producing, pricing, and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. To the extent such data points are utilized in the underwriting or rating of our insurance products, these may be subject to prior regulatory filing, review, and approval. If federal or state regulators, or courts were to determine that the type or source of data we collect, the process we use for collecting this data, or how we or others use it results in failure to comply with applicable laws and regulations including, but not limited to, unfair trade and claims practices or non-discrimination laws, or otherwise violates existing laws and regulations, these could limit, prohibit, or restrict our collection or use of this data and could further result in potential administrative actions or material litigation.

In the U.S., the federal Gramm-Leach-Bliley Act and certain federal and state laws and regulations specifically aimed at insurance companies require providers of insurance products to consumers to implement certain measures, including requirements to disclose their privacy practices to consumers, allow consumers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. State legislatures and regulators have and continue to issue regulations or pass legislation imposing requirements on insurance activities regarding the use of external data sources based on concerns about the potential for unfair discrimination, data privacy, and lack of consumer transparency associated with the use of external consumer data. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity of our pricing and underwriting processes, as well as our customer service and claims management practices. A determination by federal or state regulators that the data points we utilize or the process we use for collecting this data unfairly discriminates against or violates the data privacy of some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our automation-driven operations, these policies and procedures may prove inadequate, resulting in a greater likelihood of inadvertent legal or compliance failures.

Additionally, existing laws, future laws, and evolving attitudes about data privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to continue to develop our technology in accordance with the current plans. For more information, see the below risk factor — "*We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.*"

Further, an outage, termination, or discontinuation of the data provided from one of our data vendors could have a material adverse effect on our business, revenue, operating results, and financial condition, especially if the outage frustrates the customer experience or prevents us from generating quotes, selling policies, or paying claims.

We depend on search engines, content based online advertising, and other online sources to attract consumers to our website, which may be affected by third-party interference beyond our control. In addition, our producer and partner distribution channels are significant sources of new customers and could be impacted by third-party interference or other factors. As we grow, our customer acquisition costs may increase.

Our success depends on our ability to attract potential consumers to our website and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, content-based online advertising, and other online sources for traffic to our website, including, to a lesser extent, our social media platforms.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers, and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations, and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not entirely within our control. Search engines, social media platforms, and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers' use of ad-blocking software, or if our competitors bid more aggressively on online advertisements, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from customers and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and "aggregate value" of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on third-party digital technology platforms to provide a link to our insurance platform through an API if the third-party distribution platforms are unable to continue to link to our insurance products pursuant to insurance law and regulations.

Besides online direct-to-consumer channels, we also leverage other channels to secure customers, which benefits our growth and long-term vision of meeting customers where and when they want to buy. We utilize multiple indirect channels, including agency channels and partner channels, among others, which could be disrupted for a variety of reasons.

The insurance producers we work with also have a direct relationship with their customers and could be incentivized to move them to a competitor. While we have gained significant traction within this channel, due to our innovation, relationships, and technology, we could lose market share through our competitors' innovation or new products. Competitors may also increase their commissions to increase their ability to attract specific risk-groups or geographic areas, which could slow our ability to grow and increase profitability.

Our partners may attempt to recreate our capabilities independently or move their business to a new insurance partner or add additional insurance partners. Competitors could also develop innovative approaches or significant incentives that could impact our ability to grow, optimize channel economics, or build new relationships.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs, as well as their amount and timing (including our growth and profitability, risk retained, and the availability of reinsurance), market disruptions, and other developments.

Historically, we funded our operations, marketing expenditures, and capital expenditures primarily through equity issuances, including through convertible note financings. Going forward, we intend to evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. In addition, regulatory bodies may be required to approve additional equity, equity-linked securities, debt securities, or other forms of financing that we may wish to pursue, and we cannot be certain that these approvals can be obtained. We cannot be certain that additional financing will be available to us on favorable terms or at all.

If we raise additional funds through the issuance of equity, equity-linked securities, or debt securities, those securities may have rights, preferences, or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital, and respond to business challenges could be significantly limited, and our business, results of operations, and financial condition could be adversely affected.

Interruptions or delays in the services provided by our providers of third-party technology platforms or our internet service providers could impair the operability of our website and may cause our business to suffer.

We currently rely on multiple providers of cloud infrastructure services, including Google Cloud Platform ("GCP"), Amazon Web Services ("AWS"), Salesforce.com ("SFDC"), and others (collectively, "Cloud Platforms"). We rely on the internet and, accordingly, depend on the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in Cloud Platforms by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by our Cloud Platforms. Although we have disaster recovery plans that utilize multiple Cloud Platforms locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, and any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged Cloud Platform service disruption affecting our website for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. In addition, any changes to our Cloud Platforms' service levels may adversely affect our ability to meet the requirements of our customers. As our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. We may also incur significant costs for using alternative platforms or taking other actions in preparation for, or in reaction to, events that damage the Cloud Platform services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our website. Insurance coverage may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our services or products.

Our usage of Cloud Platforms enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. Our Cloud Platform approach provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Our Cloud Platform providers may terminate the agreement for multiple reasons (including, but not limited to, a requirement to comply with a government request, security risk to others, breach of payment obligations, or breach of contract). Termination of a Cloud Platform agreement may harm our ability to access data centers we need to host our website or to do so on terms as favorable as those we have today.

As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of Cloud Platforms' data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or impede our ability to scale our operations. In the event that one or more of our Cloud Platform service agreements are terminated or there is a lapse of service, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our website as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Security incidents or real or perceived errors, failures, or bugs in our systems or website could impair our operations, result in loss of customers' personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities, or bugs, particularly when new features or capabilities are released, and it may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents, or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays, or website shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration, or use of personal or other confidential information.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past, or potential customers, business partners, agents, staff, and contractors. We could be subject to a cyber-incident or other adverse event that threatens the security, confidentiality, integrity, or availability of our information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information about subscribers, vendors, and employees. For example, unauthorized parties could steal or access our customers' names, email addresses, physical addresses, phone numbers, and other information that we collect when providing insurance quotes. Outside parties may also attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. Further, our vendors are also susceptible to data breaches, including our payment processing vendors who handle customer credit card numbers or other payment information. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target and may originate from less regulated and remote areas around the world. Accordingly, we may be unable to proactively address these techniques or to implement adequate preventative measures. Despite our efforts and processes to prevent breaches, our products and services, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to subscriber data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets.

Security breaches, including by hackers or insiders, or any other types of data security or privacy-related incidents could expose confidential or personal information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. It could also trigger claims by affected third parties. Further, even if we do not ourselves experience a cyber-incident, hacking against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration, or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or stop using our services entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, impair our ability to retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

Cyber-incidents are expected to accelerate on a global basis in both frequency and magnitude, and threat actors are increasingly sophisticated in using techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and our third-party providers may be unable to anticipate, contain or recover from future attacks or incidents in a timely or effective manner. The COVID-19 pandemic has increased cybersecurity risk as a result of global remote working arrangements that may continue and which present opportunities for threat actors to engage in social engineering (for example, phishing) and to exploit vulnerabilities in non-corporate networks. In addition, according to U.S. Government sources and others, the conflict involving Russia and Ukraine has resulted in a heightened risk of cyber-incidents against companies, supply chain vendors and others based in the U.S. or in U.S.-allied regions.

Misconduct or fraudulent acts by employees, agents, claims vendors, or third parties may expose us to financial loss, disruption of business, regulatory assessments, and reputational harm.

We and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, representative agents, claims vendors, customers, or other third parties. These activities could include fraud against the Company, its employees, and its customers through illegal or prohibited activities unauthorized acts or representations, or the unauthorized use or disclosure of personal or proprietary information.

Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service professionals.

We must continue to attract, retain, and grow the number of skilled and reliable service professionals who can provide services across our products. In addition to skill and reliability, our customers want to work with service professionals and claims adjusters whom they trust to work in their homes and with whom they feel safe.

While we maintain screening processes to try to prevent unsuitable service professionals, these processes have limitations and, even with these safety measures, no assurances can be provided regarding the future behavior of any service provider. Inappropriate and/or unlawful behavior of service professionals generally, particularly any such behavior that compromises the trustworthiness of service providers and/or of the safety of our customers, could result in bad publicity and related damage to our reputation, detriment to our brands and brand-building efforts, and/or actions by governmental and regulatory authorities, criminal proceedings and/or litigation. The occurrence of any of these events could, in turn, adversely affect our business, reputation, financial condition, and results of operations.

We may be unable to prevent, monitor, or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor, and detect fraud, including employee fraud, agent fraud, fraudulent policy acquisitions, claim vendor fraud, third-party or fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring, and detection systems due to human or computer error, our business could be materially adversely impacted. In the ordinary course of business in the insurance industry, we have experienced relatively isolated incidents of fraudulent activity that have not had a material impact on our business. However, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

Our primary insurance regulators are responsible for our supervision and examination of our insurance subsidiaries. Spinnaker is currently domiciled in Illinois and Spinnaker Specialty Insurance Company (Spinnaker Specialty) is an authorized/non-admitted insurer in Texas, and in the first quarter of 2022, we added Mainsail Insurance Company as an admitted insurer in Texas. RH Solutions Insurance Ltd. ("RHS") is a Cayman-domiciled insurance captive, and is subject to regulations and supervision imposed by the Cayman Islands.

Periodically, other non-domestic insurance regulators perform examinations of insurance companies under their jurisdiction to assess compliance with applicable laws and regulations, financial condition, and the conduct of regulated activities or may conduct targeted investigations. These examinations provide insurance regulators with a significant opportunity to review and scrutinize our business. If—as a result of an examination—an insurance regulator determines that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, an insurance regulator could require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, impose fines and penalties, or take further actions including suspension or revocation of our licenses. We cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions or financial impact (if any) resulting from such an examination or the associated costs of such remedial actions or regulatory scrutiny. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition, or results of operations.

We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived (or alleged) failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past, or potential customers, business partners, agents, staff, and contractors. In the U.S., there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective in January 2020, created new privacy rights for consumers residing in the state of California and imposes obligations on companies that process their personal information, including an obligation to provide certain new disclosures to such residents. Specifically, among other things, the CCPA creates new consumer rights and imposes corresponding obligations on covered businesses relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents' right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The law exempts from certain requirements of the CCPA certain information that is collected, processed, sold, or disclosed pursuant to the California Financial Information Privacy Act, the federal Gramm-Leach-Bliley Act, or the federal Driver's Privacy Protection Act. The definition of "personal information" in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the Gramm-Leach-Bliley Act, the Driver's Privacy Protection Act, or the California Financial Information Privacy Act exemption. Further, the CCPA allows for the California Attorney General to impose civil penalties for violations and provides a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, it remains unclear how various provisions of the CCPA will be interpreted and enforced. California voters also recently passed the CPRA, which took effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted that the CCPA (and the CPRA) could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted, or are expected to enact, similar or more stringent laws. For example, in 2020, Nevada passed SB 220 which restricts the "selling" of personal information and, in 2021, Virginia passed the CDPA, which took effect on January 1, 2023 and grants new privacy rights for Virginia residents. Additionally, we are subject to the federal Telephone Consumer Protection Act, which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. The effects of the CCPA and other similar state laws subsequently enacted, as well as possible future state or federal laws, are potentially significant and may require us to modify our data collection and processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically.

We may also face particular privacy, data security, and data protection risks in connection with requirements of the European Union's ("E.U.") General Data Protection Regulation 2016/679 ("GDPR"), the United Kingdom ("UK") GDPR and UK Data Protection Act 2018 (which retains the GDPR in UK national law) and other data protection regulations in the E.U. and UK. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our future ability to deliver our products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties, including orders that require us to change the way we process data.

Additionally, we are subject to the terms of our privacy policies and data privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our data privacy-related obligations to customers or other third parties, or our other data privacy-related legal obligations, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation, or public statements against us by consumer advocacy groups or others and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding data privacy, data protection (in particular those that impact the use of artificial intelligence), and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable data privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business, and operating results.

We employ third-party licensed data, software, technologies, and intellectual property for use in our business, and the inability to maintain or use these licenses, or errors or defects in the data, software, technologies, and intellectual property we license could result in increased costs or reduced service levels, which would adversely affect our business, financial condition, and results of operations.

Our business relies on certain third-party data, software, technology, and intellectual property that we obtain under licenses from other companies including insurance industry proprietary information that we license from Insurance Services Office, Inc. ("ISO"). We anticipate that we will continue to rely on such third-party data, software, technology, and intellectual property and we may license additional third-party data, software, technology, and intellectual property in the future. We cannot assure that these third-party licenses, or support for such licensed software and technologies, will continue to be available to us on commercially reasonable terms, if at all. Although we believe that there are commercially reasonable alternatives to the third-party products we currently license, other than proprietary information provided by ISO, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party products may require significant work and require substantial investment of our time and resources. Also, should ISO refuse to license its proprietary information to us on the same terms that it offers to our competitors and we are unable to find a comparable replacement, we could be placed at a significant competitive disadvantage. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed software, technology, or other intellectual property. Any of these results could harm our business, results of operations, and financial condition.

Any errors or defects in third-party data, software, technology, and intellectual property that we license could result in errors that could harm our brand and business. We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the licensed software and technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this software or technology because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to develop our services containing such software or technology could be severely limited and our business could be harmed. Many of the risks associated with the use of third-party software, technology, and other intellectual property cannot be eliminated, and these risks could negatively affect our business.

Failure to protect or enforce our intellectual property rights could harm our business, results of operations, and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology, including any source code, proprietary information, data, processes and other forms of information, know how, and technology. We rely on a combination of patents, copyrights, trademarks, service marks, and trade secret laws to establish and protect our intellectual property. We also seek to control access to our proprietary information by entering into a combination of invention assignment agreements and nondisclosure agreements with our employees, consultants, and with our third-party providers and strategic partners. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary business information or intellectual property, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information, and we may not always be able to effectively monitor or prevent such unauthorized use of disclosure.

We also seek to protect our proprietary information and intellectual property though contractual restrictions in our commercial agreements with third-party licensees, partners, and other third parties. However, some license provisions that protect against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Certain arrangements with joint development partners may limit our ability to protect, maintain, enforce, or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing, or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce, or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

We have filed, and may continue in the future to file, trademark, and patent applications to protect certain of our innovations and intellectual property. However, we cannot guarantee that patents will issue on our pending patent applications or that we will be successful in registering our trademarks. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented, or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

While software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We currently hold various domain names relating to our brand, including hippo.com and hippoinsurance.com, among others. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights.

While we take precautions designed to protect our intellectual property, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Third parties may knowingly or unknowingly infringe our proprietary rights and third parties may challenge proprietary rights held by us and we may not be able to prevent infringement or misappropriation of our proprietary rights without incurring substantial expense. If third parties copy our technology and use our proprietary brand, content, and information to create or enhance competing solutions and services, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. We may need to engage in litigation to enforce our rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation or brand.

Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could negatively affect our business.

The software powering our technology systems incorporates open source software and will continue to use open source software in the future. Use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. To the extent that our services depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new solutions introductions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

Furthermore, some open source licenses contain requirements that we make available source code for modifications or derivative works that we create based upon the type of open source software we use or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may have attempted to and may in the future attempt to misappropriate data and imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations, or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We rely on the experience and expertise of our CEO, other key executives, highly-specialized insurance experts, key technical employees, and other highly skilled personnel.

Our success depends upon the continued service of our CEO, other key executives, our highly-specialized insurance experts and key technical employees; and our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain, and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our CEO, key executive officers, specialized insurance experts, key technical personnel, and other employees could terminate his or her relationship with us at any time. The loss of our CEO, any other key executive, specialized insurance experts, or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation or if the value of the shares underlying such awards has significantly declined.

Furthermore, several members of our management team were hired recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

We face significant competition for personnel, particularly in California, where our headquarters is located and in Texas, where many of our technical employees are located. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts, and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations, and financial condition.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations, and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable, resulting in an adverse effect on our business, results of operations, and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

We may become subject to claims under Israeli law for remuneration or royalties for assigned invention rights by our Israel-based contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with employees and contractors, pursuant to which such employees and contractors assign to us all rights to any inventions created during and as a result of their employment or engagement with us. Under the Israeli Patents Law, 5727-1967 (the "Israeli Patents Law"), inventions conceived by an employee during and as a result of such employee's employment are regarded as "Service Inventions," which belong to the employer absent an agreement between the employee and employer providing otherwise.

The Israeli Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Israel Patents Law. Current case law clarifies that the right to receive consideration for Service Inventions can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Israeli Patents Law.

In addition, with respect to contractors, there is no clear arrangement under the Israeli Patents Law with respect to contractors' ownership in inventions developed by them. Therefore, it is considered best practice to include, in the contractor's engagement agreement, a provision whereby the parties agree that the company engaging such contractor shall own all intellectual property rights conceived or developed by the contractor during and as a result of such contractor's engagement with the company, including a clear and explicit assignment provision with respect thereto and a waiver to receive additional consideration.

Although we generally enter into agreements with our contractors and employees pursuant to which they (i) assign to us all rights in and to inventions developed by them during and as a result of their employment or engagement with us; and (ii) waive any right to receive royalties, compensation or additional consideration in connection therewith (including, with respect to employees, waiver under Section 134 of the Israeli Patents Law), we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such monetary claims, which could negatively affect our business.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values, and mission;
- the increasing size and geographic diversity of our workforce and our ability to promote a uniform and consistent culture across all our offices and employees;
- competitive pressures to move in directions that may divert us from our mission, vision, and values;
- the continued challenges of a rapidly evolving industry; and
- the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations, and financial condition to be adversely affected.

Our exposure to loss activity and regulation may be greater in states where we currently have more of our customers or where we are domiciled.

A large portion of our business originates from customers in California and Texas. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur, such as a natural disaster, severe weather (such as the Texas hail storms in 2019 or the Texas winter storm in February 2021 ("Uri")), or a disease outbreak or pandemic (such as the COVID-19 pandemic) and cause material losses in California and Texas, our business, financial condition, and results of operations could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory or legal environment affecting property and casualty insurance in California and Texas may expose us to more significant risks. In addition, as Spinnaker is domiciled in Illinois, any adverse changes in the regulatory environment affecting property and casualty insurance in Illinois may also expose us to more significant risks.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new or expansion of or changes to existing products.

Because our insurance products require regulatory approvals, development cycles can take time. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product's development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Our success depends upon the continued growth in the use of the internet for purchasing of insurance products.

We provide homeowners' insurance products through our website that competes with traditional offline counterparts. While we also offer insurance through traditional, offline producers, the continued growth and acceptance of our products and services will depend, to a large extent, on the continued growth in commercial use of the internet and our ability to innovate and distinguish our products and services from traditional markets.

Purchasers of insurance may develop the perception that purchasing insurance products online is not as effective as purchasing such products through a producer or other traditional offline methods, and the homeowners' insurance markets may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that data automation is less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that use data automation, our business, results of operations, and financial condition could be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or acquire new lines of business, including those outside of the insurance industry, or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. In addition, new business ventures may require different strategic management competencies and risk considerations compared to those of a traditional insurance company or compared to those of our existing management team. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations, and financial condition.

Litigation and legal proceedings filed by or against us and our subsidiaries, key vendors, joint ventures, or investments could have a material adverse effect on our business, results of operations, and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by vendors, employees, customers, our insurance companies, or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies, as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including the sale of insurance and unfair trade or claim settlement practices. In addition, because we utilize our own and third-party data, it is possible that customers or consumer groups could bring individual or class action claims, and regulators could bring actions alleging that our methods of collecting data and pricing risk are impermissible or discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, results of operations, and financial condition. Additionally, lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, applicability or adequacy of insurance coverage, or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition. Refer to Note 16.

Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which is expensive to support, and if resolved adversely, could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of trademarks, copyrights, patents, and other intellectual property rights. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows and, from time to time, third parties may assert claims of infringement of intellectual property rights against us. There can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, may now and in the future have significantly larger and more mature patent portfolios than us and have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to settle such litigation on terms that are unfavorable to us. Similarly, we may be subject to an unfavorable judgment which may not be reversible or is not reversed upon appeal. The terms of such settlement or judgment may require us to pay substantial damages, royalties, or other fees, or subject us to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, each of which could adversely affect our business, results of operations, and financial condition. Even if third-party allegations of infringement do not result in litigation or are resolved in our favor or without significant expenses, the time and resources necessary to resolve them could harm our business, results of operations, financial condition, and reputation.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third-party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort, and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations, and financial condition.

If we are unable to make acquisitions and investments, or if we are unable to successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of, investments in, and organizations of new businesses, new technologies, services, and other assets and strategic investments that complement our business. We may evaluate target companies and make acquisitions in the future. There is no assurance that such businesses will be successfully integrated into our existing business or generate substantial revenue.

Acquisitions and investments involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
- failure or material delay in closing a transaction, including as a result of regulatory review and approvals;
- inadequacy of reserves for losses and loss expenses;
- quality of their data and underwriting processes;
- conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;
- difficulties in obtaining regulatory approvals on our ability to be an acquirer;
- a need for additional capital that was not anticipated at the time of the acquisition;
- transaction-related lawsuits or claims;
- difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;
- difficulties in retaining key employees or business partners of an acquired company;
- diversion of financial and management resources from existing operations or alternative acquisition opportunities;
- failure to realize the anticipated benefits or synergies of a transaction;
- failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;
- risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
- theft of our trade secrets or confidential information that we share with potential acquisition candidates;
- risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;
- adverse market reaction to an acquisition;
- significant attention from management and disruption to our business; and
- potential dilution in value to our stockholders.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations, and financial condition could be adversely affected.

We may not be able to utilize a portion of our net operating loss carryforwards ("NOLs") to offset future taxable income, which could adversely affect our net income and cash flows.

We are subject to federal and state income and non-income taxes in the United States. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating these taxes. Our effective tax rates could be affected by numerous factors, such as entry into new businesses and geographies, changes to our existing business and operations, acquisitions and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles and interpretations. We are required to take positions regarding the interpretation of complex statutory and regulatory tax rules and on valuation matters that are subject to uncertainty, and the IRS or other tax authorities may challenge the positions that we take.

As of December 31, 2022, we had U.S. federal and state NOL carryforwards of approximately $540.5 million and $223.0 million, respectively, available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our U.S. federal NOL carryforwards, $102.8 million of losses will begin to expire in 2035 and $437.7 million of losses can be carried forward indefinitely. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income.

We may be unable to fully use our NOL carryforwards, if at all. Under Section 382 of the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change, by value, in the corporation's equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced two historical ownership changes (in 2016 and 2018) and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the transaction with RTPZ, some of which may be outside of our control. If we undergo a future ownership change, we may be prevented from fully utilizing our NOL carryforwards existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOL carryforwards. To the extent we are not able to offset future taxable income with our NOL carryforwards, our net income and cash flows may be adversely affected.

Our expansion strategy will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets. Currently, Spinnaker is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. We have targeted writing homeowners business across all 50 states, but we cannot guarantee that we will be able to provide nationwide coverage in the near term or at all. As of December 31, 2022, our insurance program was approved to be sold in 40 states. Moreover, one or more states could revoke our license to operate or implement additional regulatory hurdles that could inhibit or limit our ability to obtain or maintain our license or grow our business in such states.

As we seek to expand, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of, among other things:

- barriers to obtaining the required government approvals, licenses, or other authorizations, including seasoning or other limitations imposed by a state;
- failures in identifying and entering into joint ventures with strategic partners or entering into joint ventures that do not produce the desired results;
- challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and regulatory restrictions;
- competition from incumbents that already own market share, better understand the market, may market and operate more effectively, and may enjoy greater affinity or awareness; and
- differing demand dynamics, which may make our product offerings less successful.

Expansion into new markets will require additional investments by us in both securing regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we grow our geographic footprint or product offering at a slower rate than expected, our business, results of operations, and financial condition could be materially and adversely affected.

We are subject to payment processing risk.

We currently rely on a limited number of payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if any of these vendors becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers' credit cards on a timely basis or at all, our business, revenue, results of operations, and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations, and financial condition.

We are exposed to risk through our captive reinsurer, RHS, which takes a share of the risk underwritten of affiliated and non-affiliated insurance carriers for business written through our MGA and unaffiliated MGAs.

The Company assumes insurance risk of policies underwritten by Hippo and unaffiliated MGAs through a wholly-owned Cayman domiciled insurance captive, RHS. During 2022 we retained approximately 10% of the proportional premium relating to such policies through Spinnaker or RHS. However, given the adjustable features in our proportional reinsurance agreements, the percentage of risk retained will likely exceed the percentage of premium retained.

Because RHS is a Cayman domiciled insurance captive, it is subject to regulations and supervision imposed by the Cayman Islands. Noncompliance with applicable Cayman regulations may subject us to regulatory action or private litigation. Further, applicable laws, regulations, and administrative practices in the Cayman Islands may be subject to significant change, with or without notice, due to economic, political, and other conditions.

We are exposed to risk through our admitted and non-admitted insurance carriers, which underwrite insurance on behalf of our MGA and other non-affiliated general agents and managing general agents.

In September of 2020, the Company acquired Spinnaker Insurance Company. The Company has since formed a domestic surplus lines carrier that underwrites policies on surplus lines business. Carriers that are subsidiaries of the Company only write business on a program basis through our MGA and through other non-affiliated general agents and managing general agents. The Company could, in the future, form or acquire additional carriers. All unaffiliated programs written through our carriers are reinsured and, as a result, the Company's carriers retain a limited amount of risk. For most of our unaffiliated programs, we currently cede a significant portion of the risk. However, because reinsurance includes limits, caps, and exclusions, may be subject to termination (including cutoff of certain liabilities at termination), and further may be subject to collection risk, the Company is subject to the risk that it will retain more risk than it anticipates.

Additionally, because insurance companies are highly regulated by their states of domicile and by each state in which they are authorized to do business, we are subject to regulatory action and private litigation. Further, applicable laws, regulations, and administrative practices in the one or more states in the United States in which we do business may be subject to significant change, with or without notice, due to economic, political, and other conditions.

The failures of our quota-share reinsurance treaties to pass risk transfer, could reduce existing statutory surplus of the impacted carrier, potentially triggering the need for additional capital infusions.

To qualify as reinsurance for accounting purposes, a contract must embody substantive risk transfer, which is defined as the reasonable possibility that the reinsurer could experience a significant loss on the treaty. Contractual provisions in a treaty that excessively limit the extent or timing of the net loss that a reinsurer can experience can conceivably preclude the treaty from meeting the criteria for risk transfer, thereby disqualifying it from reinsurance accounting treatment. An assessment of risk transfer must be performed upon entry into a new treaty, as well as each time the treaty is renewed. Each of our in-force quota-share reinsurance treaties qualified for reinsurance accounting at the time of its most-recent inception. Each of these treaties has a term of one-year or less. The Company currently expects to be able to renew each of the treaties that it determines beneficial to renew on terms that qualify for continued reinsurance accounting; however, there can be no assurance that the available market terms of these renewals (including pricing, coverage and exclusions) will also pass risk transfer. If a treaty that we desire to renew fails to qualify for reinsurance accounting based on its then-current renewal terms, it could adversely impact that carrier's statutory surplus, triggering the need for additional capital infusions within a short period of time.

Risks Related to Our Industry

The insurance business, including the market for homeowners' insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurance carriers writing homeowners insurance have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the homeowners insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, and general economic conditions, including rising inflation. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions affecting the homeowners' insurance market and the insurance market in general will improve, remain constant, or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency or severity of claims and premium defaults, and an uptick in the frequency of fraud, including the falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend on our ability to accurately assess potential loss and loss adjustment expenses under the terms of the policies we underwrite for homeowners. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate, as it is possible for us to underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in the mix of customers and jurisdictions, changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends, and legislative changes. Increases in claims severity can be impacted by increased costs including construction costs, availability of supplies, and other economic factors; and by litigation trends and precedent. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported ("IBNR") claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law, and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods, or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves, and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial strength rating, which would affect our ability to attract new business or to retain existing customers.

Severe weather events and other catastrophes, including the effects of climate change, global pandemics, and terrorism, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our homeowners' insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, tornadoes, hurricanes, rain, hail, and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires, and other non-natural events such as explosions, civil unrest, terrorism or war. Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new or renew existing insurance policies. In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts or with coverages adequate to mitigate the risks associated with severe weather conditions and other catastrophes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business and results of operations. Catastrophic losses, such as the 2021 storms in Texas, may result in our insurance companies incurring losses greater than those experienced in prior years, the expected level of losses including modeled losses, and current reinsurance limits.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of snow, wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

We are subject to extensive insurance industry regulations.

Currently, Spinnaker is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. We have targeted writing homeowners business across all 50 states, but we cannot guarantee that we will be able to provide nationwide coverage in the near term or at all. As of December 31, 2022, our insurance program is approved to be sold in 40 states.

Each U.S. state regulator retains the authority to license insurance producers and insurance companies in their states, and a producer or company generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell or underwrite insurance to residents of the remaining states and territories of the United States for lines or products for which we are not authorized, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

Additionally, RHS is domiciled in the Cayman Islands, and as such noncompliance with applicable Cayman regulations may subject us to regulatory action or private litigation. Further, applicable laws, regulations, and administrative practices in the Cayman Islands may be subject to significant change, with or without notice, due to economic, political, and other conditions.

We are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or producers, their shareholders, or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to non-renew or to cancel or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other production, underwriting and claims practices. To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, discrimination in the business of insurance, and offering illegal inducements in connection with insurance sales. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and licensed agents and brokers.

Such laws, rules, and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners' insurance rates and coverage forms, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds, or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act ("FCRA"). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid speed of growth, we are particularly vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, and our customer communications. As a result of any such noncompliance, regulators could impose fines, rebates, or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

Our ability to retain state licenses depends on our ability to meet licensing requirements enacted or promulgated in each state (sometimes based on model laws and regulations developed by the NAIC), subject to significant variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, face monetary penalties, or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

In addition, as a condition to writing business in certain states, insurance companies are often required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. Certain states impose significant restrictions on a company's ability to materially reduce its exposures, non-renew, or to withdraw from certain lines of business. State insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans including on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non-renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability to terminate unprofitable risks or to exit unprofitable markets. Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure including, but not limited to, catastrophe events such as hurricane-related losses.

A regulatory environment that requires rate increases and product forms to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to reduce rates to a level that may prevent us from being profitable or may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular and by way of example, due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy's exclusions.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our business, results of operations or financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to the insurer. During the last approximately ten years, the NAIC adopted significant changes to the insurance holding company act and regulations (the "NAIC Amendments"). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator.

The increasing adoption by states of cybersecurity regulations has imposed, and could impose additional, compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have adopted, and others are considering new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. As of the summer of 2022, Alabama, Alaska, Connecticut, Delaware, Hawaii, Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, New Hampshire, North Dakota, Ohio, South Carolina, Tennessee, Vermont, Virginia and Wisconsin have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future.

We are also subject to the New York Department of Financial Services' (the NYDFS) Cybersecurity Regulation (the NYDFS Cybersecurity Regulation) which mandates detailed cybersecurity standards for all institutions, including insurance entities, operating in New York pursuant to authorization by the NYDFS. The NYDFS Cybersecurity Regulation has increased our compliance burden, and could increase the risk of noncompliance and subject us to regulatory enforcement actions and penalties in the future, as well as reputational risk.

Although we invest considerable resources to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, our efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

Our businesses, results of operations and financial condition could be adversely affected by the ongoing conflict between Russia and Ukraine and related disruptions in the global economy.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. While we have no operations in Russia or Ukraine, our business may be adversely affected by this conflict and its effects. While our operations do not have significant direct exposure to customers in Russia or Ukraine, governments in the U.S., United Kingdom and European Union, among others, have each imposed financial and economic sanctions on certain industry sectors and parties in Russia. We are unable to predict the impact the ongoing conflict will have on our business or the global economy. The impact of further escalation of geopolitical tensions related to this conflict, including increased trade barriers or restrictions on global trade, is unknown and could result in, among other things, heightened cybersecurity threats, protracted or further increased inflation, lower consumer demand, fluctuations in interest and foreign exchange rates and increased volatility in financial markets, any of which could adversely affect our businesses, results of operations and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners' insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when homeowners purchase and move into new homes, which historically occurs at higher rates in the months of July, August, and September. Accordingly, the amount of growth we experience may also be greater in the third quarter. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and ability to achieve profitability.

The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue, and asset values.

Additionally, factors, such as general economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending, and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and underwriting profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel or cease payment on existing insurance policies, modify their coverage, or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

Our results of operations and financial condition may be adversely impacted by environmental, social and governance ("ESG") requirements.

Our financial and operational results could be impacted by emerging risk and changes to the regulatory landscape in areas like ESG requirements. While we closely monitor and respond to topics like social, environmental, and demographic changes that include longer lifespans, income and wealth inequalities, environmental challenges and opportunities to expand global access to the financial system across all segments of the population, updated and changing regulatory and societal environment requirements could impact financial and operational results.

Changes and uncertainty in U.S. and non-U.S. legislation, policy or regulation regarding climate risk management or other ESG practices may result in higher regulatory costs, compliance costs and increased capital expenditures, and changes in regulations may impact security asset prices, resulting in realized or unrealized losses on our investments. Physical risks and transitional risks could increase the Company's cost of doing business and actual or perceived failure to adequately address ESG expectations of our various stakeholders could lead to a tarnished reputation and loss of customers and clients.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Along with others in the insurance industry, models developed internally and by third-party vendors are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions, including increased weather severity patterns. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements. The risk-based capital standards, based upon the Risk-based Capital Model Act developed by the NAIC and adopted in all states, including our insurance subsidiaries' states of domicile, require our insurance company subsidiaries to report results of risk-based capital calculations to their domestic regulator. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company's total adjusted capital, as calculated in accordance with the NAIC's RBC formula, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined using the NAIC's risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk-based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer's authorized control level risk-based capital), placing the insurance company into receivership. As of December 31, 2022, Spinnaker Insurance Company's risk-based capital ratio was well in excess of minimum statutory requirements.

In addition, our insurance company subsidiaries are required to maintain certain minimum capital and surplus and generally must keep their net written premiums within specified multiples of its surplus that regulators customarily view as prudent. The insurance company subsidiaries could exceed these ratios if their volume increases faster than anticipated or if their surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by our insurance company subsidiaries to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations regulators customarily use where we currently or may in the future conduct business could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or customary writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds and mandatory state insurance facilities, which may affect our ability to achieve profitability.

The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer's share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy and routinely reviewed by our investment committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and overall debt markets given that a majority of our portfolio is invested in debt securities, treasury bills, municipal bonds and mortgage- and asset-backed securities. We have limited exposure to equities but may in the future increase our portfolio's allocation to equities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk.*" In recent years, interest rates were at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Interest rates increased in 2022, and future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We may also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions in our policies, could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated loss and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions can have a similar effect, such as the 1995 *Montrose* decision in which the California Supreme Court eliminated long standing coverage limitations by a narrow reading of policy exclusions. In these cases, insurers are required to create and write new exclusions to establish the intended coverage. These types of cases and the issues they raise may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, or results of operations in numerous ways that remain unpredictable.

In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. Public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions and the adoption of remote working, may continue to impact our operations if our employees are unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps to help keep our employees healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases and cancellation of physical participation in meetings, events and conferences and to increase our use of web-based solutions for business processes like meetings and working remote solutions).

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have severely impacted businesses worldwide, including many in the insurance sector. Insurers of travel, events or business interruption may continue to be directly and adversely affected by claims with respect to COVID-19 or the lock-down it engendered. Other insurers, in lines of business that are not directly impacted by COVID-19, may nevertheless be dependent on office-based brokers, in-person inspections, or teams that are poorly equipped to work from home — all of which can translate into value erosion.

The COVID-19 pandemic is expected to continue to impact our loss ratios as homes are being used more intensively due to the remote working environment. Home infrastructure and equipment breakdown are occurring more frequently due to increased use. COVID-19 has delayed our recoverability of premiums where moratoriums have been imposed and has delayed the launch of some of our Hippo Home Care products.

Furthermore, the COVID-19 pandemic has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates and interest rates. An economic slowdown of potentially extended duration or a global recession could result in an increase in fraudulent claims or a decrease in home sales, an increase in costs associated with claims under our policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations. Due to the speed with which the COVID-19 situation has developed and is continuing to develop, the global breadth of its spread, including the emergence of variants, the range of governmental and community health and safety measures in response to the pandemic, and wide variation in vaccine availability and uptake, uncertainty around the duration and ultimate impact of the pandemic persists, and the related financial impact on our business could change and cannot be accurately predicted at this time.

Risks Related to Ownership of Our Common Stock

There may not be an active trading market for our common stock, and there can be no assurance that the Company will be able to comply with the continued listing standards of the NYSE or other another reputable stock exchange, which may make it more difficult for our stockholders to sell our securities.

We have listed Hippo Holdings Inc.'s common stock and Hippo Holdings Inc.'s warrants on the NYSE under the symbols "HIPO" and "HIPO.WS," respectively. However, it is possible that an active trading market will not develop or, if developed, that any market will not be sustained. This would make it difficult for you to sell shares of our common stock at an attractive price or at all.

The NYSE requires listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, the NYSE should delist our securities from trading on its exchange and we are unable to obtain listing on another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders:

- the liquidity of our securities;
- the market price of our securities;
- our ability to obtain financing;
- the number of institutional and other investors that will consider investing in our securities;
- the number of market makers in our securities;
- the availability of information concerning the trading prices and volume of our securities; and
- the number of broker-dealers willing to execute trades in shares of our securities.

On July 19, 2022, we received a notice from the NYSE that the Company was not in compliance with the NYSE continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual, as the average closing price of the Company's common stock was less than $1.00 per share over a consecutive 30-trading day period. We had six months following receipt of the notification to regain compliance with the minimum share price requirement, with the possibility of extension at the discretion of the NYSE. In order to regain compliance, on the last trading day in any calendar month during the cure period, our common stock was required to have: (i) a closing price of at least $1.00 per share; and (ii) an average closing price of at least $1.00 per share over the 30-trading day period ending on the last trading day of such month. If we failed to regain compliance during this period, our securities could have been delisted.

On August 31, 2022, we held a Special Meeting of Stockholders of the Company and obtained stockholder approval to implement a reverse stock split in order to regain compliance with the minimum closing price requirement. On September 29, 2022, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company's common stock and a corresponding adjustment to its authorized capital stock. The reverse stock split and corresponding capital stock adjustment became effective as of 11:59 p.m. Eastern Daylight Time on September 29, 2022.

The market price of our common stock and warrants may be highly volatile, which could cause the value of your investment to decline.

The trading price of our common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this "Risk Factors" section, may have a significant impact on the market price of our common stock:

- the occurrence of severe weather conditions and other catastrophes;

- our operating and financial performance, quarterly or annual earnings relative to similar companies;
- publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations, or withdrawal of research coverage by securities analysts;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- announcements by us or our competitors of acquisitions, business plans or commercial relationships;
- any major change in our board of directors or senior management, including the departure of our CEO;
- sales of our common stock by us, our directors, executive officers, principal shareholders, our CEO and/or the PIPE Investors, or expectations of such sales given the release of shares from applicable lock-ups over time;
- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
- short sales, hedging and other derivative transactions in our common stock;
- exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;
- our creditworthiness, financial condition, performance, and prospects;
- changes in the fair values of our financial instruments (including certain warrants assumed in connection with the Business Combination);
- our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;
- perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;
- regulatory or legal developments;
- changes in general market, economic, and political conditions;
- conditions or trends in our industry, geographies, or customers;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the impact of the COVID-19 pandemic on our management, employees, partners, customers, operating results, and the general market and economy; and
- threatened or actual litigation or government investigations.

In addition, broad market and industry factors, such as recessions, loss of investor confidence or continued interest rate increases may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

Some provisions of our Certificate of Incorporation and Bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and they may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Certificate of Incorporation and Bylaws, as well as provisions of the Delaware General Corporation Law ("DGCL"), could make it more difficult for a third-party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

- our board of directors is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;
- nothing in our Certificate of Incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock;
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- our stockholders are only able to take action at a meeting of stockholders and not by written consent;
- only our chairman of the board of directors, our chief executive officer, our president, or a majority of the board of directors are authorized to call a special meeting of stockholders;
- no provision in our Certificate of Incorporation or Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;
- certain amendments to our Certificate of Incorporation require the approval of two-thirds of the then outstanding voting power of our capital stock;
- our Bylaws provide that the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our Bylaws;
- our Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and
- certain litigation against us can only be brought in Delaware.

Our Certificate of Incorporation states that we shall not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
- at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurance company until written approval is obtained from the state insurance commissioner on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors including, among others, the financial strength of the proposed acquirer, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. For example, pursuant to both the Illinois Holding Company Act and the Texas Holding Company Act, a person must either (a) seek regulatory approval from the Director or Commissioner of each state's insurance regulatory authority prior to acquiring direct or indirect "control" of a domestic insurer by filing a "Form A" application, or (b) obtain an exemption from such requirement from the relevant Director or Commissioner if the transaction does not result in the actual change of "control" as defined in the state's Holding Company Act. We cannot predict with certainty whether a state will approve applications for exemptions or the timing of such decisions by the states, or whether regulators may impose conditions on or in connection with these applications that might be considered burdensome in nature. If a state insurance regulatory authority were to deny an application for an exemption, we would be required to seek the prior approval of the regulatory authority of the transaction pursuant to a Form A filing. These requirements may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our insurance company subsidiary, including through transactions that some or all of the stockholders might consider to be desirable.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL, (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our Bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors' and officers' liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

The Jumpstart Our Business Startups Act of 2012 ("JOBS Act") Act provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

- be required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;
- be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
- be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); and
- be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We could be an emerging growth company for up to five years after the closing of the Business Combination. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate, and we could face restricted access to capital markets.

We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company subsidiaries' ability to pay dividends to us is restricted by law.

We are a holding company that transacts a majority of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiaries to pay dividends to us.

Payments of dividends by our insurance company subsidiaries are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. The limitations are based on income and surplus determined in accordance with statutory accounting principles, not GAAP. The jurisdictions in which our current insurance company subsidiaries are domiciled impose certain restrictions on the ability of our insurance company subsidiaries to pay dividends to its parent. These restrictions are based, in part, on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid by giving prior notice to regulators. Dividends in larger amounts, or extraordinary dividends, are subject to a thirty-day prior notice period unless the insurance commissioner of the relevant state of domicile approves the dividend during that prior notice period. Under the insurance laws of Illinois and Texas, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer's surplus as regards policyholders as of the preceding December 31 and (2) net income for the 12-month period ending the preceding December 31. In addition, dividends may be paid only from earned surplus of the insurance company.

In addition, our insurance company subsidiaries could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance company subsidiaries may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance company subsidiaries to make dividend payments, and we may not receive dividends in the amounts necessary to meet our obligations.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant.

Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities or our subsidiaries. Accordingly, if you purchase shares of our common stock, realization of a gain on your investment will depend on the appreciation of the price of shares of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, and the listing standards of NYSE, may strain our resources, increase our costs, and divert management's attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a public company.

As a public company, we are subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the NYSE. These requirements place a strain on our management, systems and resources, and we have incurred and will continue to incur significant legal, accounting, insurance, and other expenses that we did not incur as a private company. The Exchange Act requires us to file annual, quarterly, and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The NYSE requires that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and NYSE requirements, significant resources and management oversight is required. This may divert management's attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

We expect these reporting and corporate governance rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Upon the closing of the Business Combination, we entered into lock-up agreements (the "Lock-Up Agreements") with each of (i) the Company Directors and Officers and (ii) the Major Company Equityholders (each as defined in the Agreement and Plan of Merger, dated as of March 3, 2021, entered into in connection with the Business Combination). Pursuant to the Lock-Up Agreements and the Sponsor Agreement, dated March 3, 2021, by and between RTPZ and Old Hippo, as amended and modified from time to time (the "Sponsor Agreement"), after the consummation of the Business Combination and subject to certain exceptions, the Sponsor (as defined in the Sponsor Agreement), Company Directors and Officers, and the Major Company Equityholders are contractually restricted from selling or transferring any of their shares of Hippo Holdings Inc. common stock (other than shares purchased in the public market or pursuant to the subscription agreements, dated as of March 3, 2021, between RTPZ and certain institutional and accredited investors (the "PIPE Investment") and the shares of Hippo Holdings

Inc. common stock issuable to the Company Directors and Officers upon settlement or exercise of Hippo Holdings Inc. options or other equity awards outstanding as of immediately following the closing of the Business Combination (the "Lock-up Shares")). We may permit the Sponsor, the Company Directors and Officers, and/or the Major Company Equityholders to sell shares prior to the expiration of the Lock-Up Agreements or the Sponsor Agreement at any time in our sole discretion. Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the Lock-Up Agreements and/or the Sponsor Agreement expire, as applicable, the Lock-up Shares will be eligible for sale in the public market. If these additional shares of Hippo Holdings Inc. common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Warrants are exercisable for Hippo Holdings Inc. common stock, which increases the number of shares eligible for future resale in the public market and could result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 360,000 shares of Hippo Holdings Inc. common stock are exercisable in accordance with the terms of the Warrant Agreement, dated as of November 18, 2020, by and between RTPZ and the warrant agent named therein, as amended (the "Warrant Agreement"). Under the terms of the Warrant Agreement, these warrants became exercisable 12 months from the closing of RTPZ's initial public offering, or on November 23, 2021. The exercise price of these warrants is $287.50 per share. To the extent such warrants are exercised, additional shares of Hippo Holdings Inc. common stock will be issued, which will result in dilution to the holders of Hippo Holdings Inc. common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Hippo Holdings Inc. common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants not held by the Sponsor or its permitted transferees for cash at any time prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Hippo Holdings Inc. common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the "Reference Value") equals or exceeds $450.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force the warrant holder to: (i) exercise warrants and pay the exercise price at a time when it may be disadvantageous to do so; (ii) sell warrants at the then-current market price when the holder might otherwise wish to hold the warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of the warrants. The Sponsor has agreed, in addition to the existing exercise provisions in the Warrant Agreement, to exercise certain warrants if (a) Hippo Holdings Inc. elects to redeem the warrants not held by the Sponsor or its permitted transferees, (b) the Reference Value exceeds $625.00 per share, and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings Inc. common stock issuable upon exercise of the warrants held by the Sponsor or its permitted transferees, and a current prospectus relating thereto, available at the time of such exercise.

In addition, we have the ability to redeem the outstanding warrants (including the warrants held by the Sponsor or its permitted transferees if the Reference Value is less than $450.00 per share) for shares of Hippo Holdings Inc. common stock at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $250.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of Hippo Holdings Inc. common stock determined based on the redemption date and the fair market value of our Hippo Holdings Inc. common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares received is capped at 0.361 shares of Hippo Holdings Inc. common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ('SPACs')" (the "SEC Statement"). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. As a result of the SEC Statement, we reevaluated the accounting treatment of our 4.6 million public warrants and 4.4 million private placement warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our consolidated balance sheet are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging ("ASC 815"), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease facilities under operating leases with various expiration dates through 2030. Our corporate headquarters are located in Palo Alto, California. We also lease office space in Oakland, California; Austin, Texas; Dallas, Texas; Bedminster, New Jersey; Israel; and Poland. We do not own any real property as of December 31, 2022. We believe that our facilities are adequate to meet our current needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may become involved in litigation or other legal proceedings. The Company is routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. The Company does not believe it is a party to any pending litigation or other legal proceedings that is likely to have a material adverse effect on the Company's business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On November 19, 2021, Hippo and Assaf Wand were named in a civil action in San Francisco Superior Court brought by Eyal Navon. Mr. Navon brings six causes of action against Mr. Wand for breach of fiduciary duty, breach of contract, promissory estoppel, fraud, negligent misrepresentation, and constructive fraud surrounding a loan and call option entered into between Innovius Capital Canopus I, L.P. ("Innovius") and Mr. Navon, as well as alleged promises made by Mr. Wand to Mr. Navon while Mr. Navon was an employee of Hippo. Mr. Navon brings two causes of action against Hippo – he repeats the fraud claim that is alleged against Mr. Wand, and also alleges a claim for declaratory judgment, requesting that the Court declare that Mr. Navon properly revoked the call option he entered into with Innovius. Hippo has engaged counsel to defend both Hippo and Mr. Wand.

On January 20, 2022, Hippo filed a demurrer moving to dismiss the claims alleged in the complaint against Hippo, which the Court sustained with leave to amend on March 8, 2022. On May 2, 2022, Mr. Navon amended his complaint, naming Hippo in his breach of contract, promissory estoppel, negligent misrepresentation, and constructive fraud causes of action (in addition to re-pleading the declaratory relief and fraud causes of action). Hippo filed a second demurrer in response to the amended complaint, which the Court denied on July 22, 2022. The Company's Directors & Officers insurance carrier has been notified of this result. On August 9, 2022, Hippo filed an answer to the claims contained in the amended complaint. The parties are engaged in fact discovery, and a trial date is set for November 6, 2023. Hippo intends to move for summary judgment against the claims alleged in the amended complaint.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock and warrants to purchase common stock trade on the New York Stock Exchange under the symbols "HIPO" and "HIPO WS," respectively. Prior to August 2, 2021 and before the completion of the Business Combination, the Class A ordinary shares of RTPZ traded on the New York Stock Exchange under the ticker symbol "RTPZ".

Holders

As of February 22, 2023, there were approximately 65 holders of record of the Company's common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Recent Sale of Unregistered Securities and Use of Proceeds

None.

Performance Graph

The performance graph has been omitted as permitted under rules applicable to smaller reporting companies.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this "Hippo Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we," "our," "Hippo" and "the Company" refer to the business and operations of Hippo Enterprises Inc. and its consolidated subsidiaries prior to the Business Combination and to Hippo Holdings Inc. and its consolidated subsidiaries following the consummation of the Business Combination. This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Overview

Hippo is a different kind of home protection company, built from the ground up to provide a standard of care and protection for homeowners. Our goal is to make homes safer and better protected so that customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we have created an integrated home protection platform.

The home insurance industry has long been defined by incumbents that we believe deliver a passive, high-friction experience to policyholders. We view these incumbents as constrained by outdated captive-agent distribution models, legacy technology, and strong incentives not to disrupt their businesses. Accordingly, the industry has not seen meaningful innovation in decades. We believe this results in a flawed customer experience that creates a transactional, adversarial relationship—one that pits insurance companies and their "policyholders" against each other in a zero-sum game. The outcome of this misalignment is an experience that is out of touch with the needs of modern homeowners.

As a digital-first, customer-centric company, we offer an improved customer value proposition and are well-positioned to succeed in this growing market. By making our policies fast and easy to buy, designing coverages around the needs of modern homeowners, and offering a proactive, white-glove claims experience, we have created an active partnership with our customers to better protect their homes, which saves our customers money and is expected to deliver a better economic outcome for Hippo.

Beyond a core insurance experience that is simple, intuitive, and human, we focus our resources on Hippo's true promise: better outcomes for homeowners. Through our unique Smart Home program, customers may detect and address water, fire, and other issues before they become major losses. And we help our customers maintain their homes with on-demand maintenance advice and access to home check-ups designed to reduce the probability of future losses. In short, we have created an integrated home protection platform, which offers a growing suite of proactive features designed to prevent loss and provide greater peace of mind.

Our partnership with our customers is designed to create a virtuous cycle. By making homes safer, we help deliver better risk outcomes and increase customer loyalty, which improves our unit economics and customer lifetime value ("LTV"). This enables us to invest in expanding our product offering, customer value proposition, and marketing programs, which help attract more customers to the Hippo family. This growth generates more data and insights to fuel further innovation in our product experience and improved underwriting precision. The result is even safer homes and more loyal customers. We believe this virtuous cycle, combined with our significant existing scale, deep partnerships, and compelling unit economics, will propel Hippo to become a trusted household name synonymous with home protection.

Reinsurance

We utilize reinsurance primarily to support the growth of our new and renewal insurance business, to reduce the volatility of our earnings, and to optimize our capital management.

As an MGA, we underwrite homeowners insurance policies on behalf of our insurance company subsidiaries (Spinnaker Insurance Company and Spinnaker Specialty Insurance Company) and other non-affiliated third-party insurance carriers. These carriers purchase reinsurance from a variety of sources and in a variety of structures. In the basic form of this arrangement, fronting insurance carriers will typically cede a significant portion of the total insurance premium they earn from customers, in return for a proportional amount of reinsurance protection. This is known as "ceding" premium and losses through a "quota share" reinsurance treaty.

The fronting carrier and the MGA are paid a percentage of the ceded premium as compensation for sales and marketing, underwriting, insurance, support, claims administration, and other related services (in totality, known as a ceding commission). As additional protection against natural catastrophes or other large loss events, the fronting carrier frequently purchases additional, non-proportional reinsurance.

Without reinsurance protection, the insurer would shoulder all of the insurance risk itself and would need incremental capital to satisfy regulators and rating agencies. Reinsurance allows a carrier to write more business while reducing its balance sheet exposure and volatility of earnings.

Proportional Reinsurance Treaties — Hippo

For our primary homeowners reinsurance treaties we secured quota share reinsurance from a diverse panel of third-party reinsurers. All reinsurers are either rated "A-" *Excellent* or better by AM Best, or are collateralized. During 2022 we retained approximately 10% of the premium through our insurance company subsidiaries, including our captive reinsurance company, RHS. Additionally, the reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss ratio caps and loss corridors, which align our interests with those of our reinsurers. Loss participation features may increase the amount of losses retained by our insurance company subsidiaries in excess of our pro rata participation. We also seek to further reduce our risk retention through purchases of non-proportional reinsurance described below in the section titled "Non-Proportional Reinsurance."

Non-Proportional Reinsurance — Hippo

We also purchase non-proportional excess of loss (XOL) reinsurance. Through the Company's insurance company subsidiaries, the Company is exposed to the risk of natural catastrophe events that could occur on the risks arising from policies underwritten by the Company.

Other Reinsurance

Spinnaker purchases reinsurance for programs written by MGAs other than Hippo. The reinsurance treaties are a mix of proportional and XOL in which approximately 75% to 100% of the risk is ceded. The reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss caps, and may increase the amount of losses retained by the Company in excess of our pro-rata participation. Such provisions are recognized in the period based on the experience to date under the agreement.

Spinnaker also purchases a corporate catastrophe XOL program that attaches above the reinsurance programs protecting the business written by Hippo as well as the other MGAs. This treaty has a floating retention and attaches at the exhaustion point of the underlying programs' specific reinsurance. This program provides protection to the Company from catastrophes that could impact a large number of insurance policies underwritten by the Company or other MGAs. We buy XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period. This reinsurance protects us from all but the most severe catastrophic events.

Fiscal Year 2023 Reinsurance Programs

Proportional Reinsurance Treaties — Hippo

For our primary homeowners reinsurance treaty commencing in 2023, we secured proportional reinsurance from a diverse panel of six third-party reinsurers. All reinsurers are either rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023 we expect to retain approximately 40% of the premium through our insurance company subsidiaries or our captive reinsurance company, RHS, before purchasing catastrophe protection. Additionally, the reinsurance contracts are subject to contingent commission adjustments and loss participation features, which align our interests with those of our reinsurers. Loss participation features may increase the amount of losses retained by our insurance company subsidiaries in excess of our pro rata participation.

For business produced through our builder channel, we purchased proportional reinsurance from three third-party reinsurers. All reinsurers are rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023 we expect to retain approximately 53% of the premium produced through our insurance company subsidiaries or RHS, before purchasing catastrophe protection. The reinsurance contracts are subject to contingent commission adjustments and limited loss participation features, which align our interests with those of the reinsurers.

We also seek to further reduce our risk retention on both the primary homeowners treaty and the builder channel treaty through purchases of non-proportional reinsurance described below in the section titled "Non-Proportional Reinsurance."

Non-Proportional Reinsurance — Hippo

We also purchase non-proportional XOL reinsurance. Through our ownership of our insurance company subsidiaries, we are exposed to the risk of natural catastrophe events that could occur on the risks we are assuming from policies underwritten by us or other MGAs. We are also exposed to this risk through our captive reinsurer, which takes on a share of the risk underwritten by our MGA business.

Our XOL program provides protection to us from catastrophes that could impact a large number of insurance policies. We buy XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1:250 year return period. This reinsurance protects us from all but the most severe catastrophic events.

Business Combination

On August 2, 2021, we completed the Business Combination and the PIPE Investment. For more information, see Notes 1 and 2 in the Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

The Business Combination is accounted for as a reverse recapitalization. Under this method of accounting, Hippo Enterprises Inc. has been deemed the accounting "acquirer" or predecessor and Hippo Holdings Inc. is the successor SEC registrant, which means that Hippo Enterprises Inc.'s financial statements for periods prior to the Business Combination have been disclosed in Hippo Holdings Inc.'s periodic reports filed with the SEC.

Key Factors and Trends Affecting our Operating Results

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Customers

Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. We intend to continue to drive new customer growth by highlighting our consumer-focused approach to homeowners insurance across multiple distribution channels. In particular:

- Our growth strategy is centered around accelerating our existing position in markets that we already serve by increasing our direct-to-consumer advertising, increasing the number of agents selling Hippo policies, and growing our network of partners within existing partner channels.

- In addition to efforts in states where we are currently selling insurance, we also expect to drive growth by expanding into new markets across the United States and by continuing to develop new strategic partnerships with key players involved in the real estate transaction ecosystem.

- Finally, we plan to deepen our relationships with our customers by offering value-added services, both directly and through partners, that are not specifically insurance products, such as home maintenance, home monitoring, and home appliance warranties.

Our ability to attract new customers depends on the pricing of our products, the offerings of our competitors, our ability to expand into new markets, and the effectiveness of our marketing efforts. Our ability to attract customers also depends on maintaining and strengthening our brand by providing superior customer experiences through our proactive, tech-enabled strategy.

We face competition from traditional insurers who have more diverse product offerings and longer established operating histories, as well as from new, technology-driven entrants who may pursue more horizontal growth strategies. These competitors may mimic certain aspects of our digital platform and offerings and have more types of insurance products and can offer customers the ability to "bundle" multiple coverage types together, which may be attractive to many customers.

Although the COVID-19 pandemic and the various responses to it have created significant worldwide volatility, uncertainty and economic disruption over the past few years, recently there has been a return to more normal societal interactions, including in the way we operate our business. We cannot predict the future impacts of this ongoing pandemic or any new pandemic(s). See Part I, Item IA. "Risk Factors" for more information.

Our Ability to Retain Customers

Our ability to derive significant lifetime value from our customer relationships depends, in part, on our ability to retain our customers over time. Strong retention allows us to build a recurring revenue base, generating additional premium term over term without material incremental marketing costs. Our customers typically become more valuable to us over time because retention rates have historically increased with the age of customer cohorts and because non-catastrophic loss frequency declines as cohorts mature.

As we expect to broadly retain our customers, we expect our book of business to evolve to be weighted more towards renewals versus new business over time, as is the case with our more mature competitors. We expect that this would enable us to benefit from the higher premium retention rates and inherently lower frequency of losses that characterize renewed premiums.

Our ability to retain customers will depend on a number of factors, including our customers' satisfaction with our products, offerings of our competitors, and our ability to continue delivering exceptional customer service and support.

Our Ability to Expand Nationally Across the United States

We believe that national expansion will be a key driver of the long-term success of our business. As of December 31, 2022, we were authorized to sell Hippo Homeowners policies in 40 states. We expect to apply our highly scalable model nationally, with a tailored approach to each state that is driven by the regulatory environment and local market dynamics. We hope to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state.

We expect to benefit from our ability to provide insurance across an increasing number of states in the United States. State expansion should create a broader base from which to grow while increasing the geographic diversity in our base of customers and premium. We expect that this greater diversity will reduce the impact of catastrophic weather events in any one geographic region on our overall loss ratio, improving the predictability of our financial results over time as we scale. We believe that increased geographic diversity will also improve our ability to secure attractive terms from reinsurers, which would improve our overall cost structure and profitability.

Our Ability to Expand Fee Income and Premium Through Cross-Sales to Existing Customers

Our strategy to increase the value we are providing to our customers is to offer incremental services to assist our customers in better maintaining and protecting their homes. As we roll out these services, we expect to be able to generate incremental, non-risk-based service and fee income from our existing customers. We expect these home protection services not only to generate incremental revenue, but also to reduce losses for our customers, and —by implication—our loss ratios. Our success in expanding revenue and reducing losses by offering these services depends on our ability to market these services, our operational ability to deliver value to our customers, and the ability of these services to reduce the probability of loss for an average homeowner.

We are also in the early stages of cross-selling non-homeowner insurance products across our customer base. Cross-sales allow us to generate additional premium per customer, and ultimately higher revenue and fee income, without material incremental marketing spend. Our success in expanding revenue through cross-sales depends on our marketing efforts with new products, offerings of our competitors, additional expansion into new states, and the pricing of our bundled products.

Our Ability to Manage Risk

We leverage data, technology, and geographic diversity to help manage risk. For instance, we obtain dynamic data from various sources and use advanced statistical methods to model that data into our pricing algorithm. Incorporating these external data sources and utilizing the experience gained with our own customer base should lead to better underwriting, reduced loss frequency, and—adjusting for weather related events—lower loss ratios over time. While our current reinsurance framework helps us manage the volatility of earnings, reducing our overall gross loss ratio is critical to our success. Our ability to incorporate new data sources as they become available and to use them to improve our ability to accurately and competitively price risk is central to our growth strategy.

Seasonality of Customer Acquisition

Seasonal patterns can impact both our rate of customer acquisition and the incurrence of claims losses. Based on historical experience, existing and potential customers move more frequently during the summer months of the year, compared to the rest of the calendar year. As a result, we may see greater demand for new or expanded insurance coverage, and increased engagement resulting in proportionately more growth during the third quarter. We expect that as we grow, expand geographically, and launch new products, the impact of seasonal variability on our rate of growth may decrease.

Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns, and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP as determined by the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC"), and pursuant to the regulations of the SEC.

Components of Results of Operations

Revenue

Gross Written Premium

Gross written premium is the amount received or to be received for insurance policies written or assumed by us and our affiliates as a carrier, without reduction for policy acquisition costs, reinsurance costs, or other deductions. In addition, gross written premium includes amounts received from our participation in our own reinsurance treaty. The volume of our gross written premium in any given period is generally influenced by:

- New business submissions;

- Binding of new business submissions into policies;

- Bound policies going effective;

- Renewals of existing policies; and

- Average size and premium rate of bound policies.

Ceded Written Premium

Ceded written premium is the amount of gross written premium written or assumed by us and our affiliates as a carrier that we cede to reinsurers. We enter into reinsurance contracts to limit our exposure to losses, as well as to provide additional capacity for growth. Ceded written premium is treated as a reduction from gross written premium written during a specific period of time over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premium is impacted by the level of our gross written premium and decisions we make to increase or decrease retention levels.

Net Earned Premium

Net earned premium represents the earned portion of our gross written premium for insurance policies written or assumed by us and less the earned portion of ceded written premium (any portion of our gross written premium that is ceded to third-party reinsurers under our reinsurance agreements). We earn written premiums on a pro-rata basis over the term of the policies.

Commission Income, Net Includes:

a. *MGA Commission:* We operate as an MGA for multiple insurers. We design and underwrite insurance products on behalf of the insurers culminating in the sale of insurance policies. We earn recurring commission and policy fees associated with the policies we sell. We have underwriting authority and responsibility for administering claims (see Claim Processing Fees below) and we work with affiliated and unaffiliated carrier platforms and a diversified panel of highly rated reinsurance companies who pay us commission in exchange for the opportunity to take that risk on their balance sheets. Our performance obligation associated with these contracts is the placement of the policy, which is met on the effective date. Upon issuance of a new policy, we charge policy fees and inspection fees (see Service and Fee Income below), retain our share of commission, and remit the balance to the respective insurers. Subsequent commission adjustments arising from policy changes such as endorsements are recognized in the period when the adjustments occur.

   The MGA commission is subject to adjustments, higher or lower (commonly referred to as "commission slide"), depending on the underwriting performance of the policies placed by us. We are required to return a portion of our MGA commission due to commission slide on the policies placed as an MGA if the underwriting performance varies due to higher Hippo programs' loss ratio from provisional performance of the Hippo programs' loss ratio. We also return a portion of our MGA commission if the policies are cancelled before the term of the policy. Accordingly, we reserve for commission slide using estimated Hippo programs' loss ratio performance, or a cancellation reserve as a reduction of revenue for each period presented in our statement of operations and comprehensive loss.

b. *Agency Commission:* We also operate licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, we earn a recurring agency commission from the carriers whose policies we sell, which is recorded in the commission income, net line on our statements of operations and comprehensive loss. Similar to the MGA businesses, the performance obligation from the agency contracts is placement of the insurance policies.

For both MGA and insurance agency activities, we recognize commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates. Cash received in advance of policy effective dates is recorded on the consolidated balance sheets, representing our portion of commission and premium due to insurers and reinsurers, and hold this cash in trust for the benefit of the insurers and reinsurers as fiduciary liabilities.

c. *Ceding Commission:* We receive commission based on the premium we cede to third-party reinsurers for the reimbursement for our acquisition and underwriting services. Excess ceding commission over the cost of acquisition is included in the commission income, net line on our statements of operations and comprehensive loss. For the policies that we write on our own carrier as MGA, we recognize this commission as ceding commission on the statement of operations and comprehensive loss. We earn commission on reinsurance premium ceded in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. We record the portion of ceding commission income, which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

d. *Carrier Fronting Fees:* Through our insurance-as-a-service business, we earn fronting fees from the MGA programs we support. We earn fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the commission income, net line on our statements of operations and comprehensive loss.

e. *Claim Processing Fees:* As an MGA, we receive a fee that is calculated as a percent of the premium from the insurers in exchange for providing claims adjudication services. The claims adjudication services are provided over the term of the policy and recognized ratably over the same period. This revenue is included in the commission income, net line on our statements of operations and comprehensive loss.

Service and Fee Income

Service and fee income mainly represents policy fees and other revenue. We directly bill policyholders for policy fees and collect and retain fees per the terms of the contracts between us and our insurers. Similar to the commission revenue, we estimate a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied at a point in time upon completion of the underwriting process, which is the policy effective date. Accordingly, we recognize all fees as revenue on the policy effective date.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term investments and other investments, and the gains or losses from the sale of investments. Our cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our customers less payments on customer claims.

Net investment income also includes an insignificant amount of net realized gains (losses) on investments, which are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Expenses

Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses represent the costs incurred for losses net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. The expenses are a function of the size and term of the insurance policies and the loss experience and loss participation features associated with the underlying risks. Loss and LAE are based on actuarial assumptions and management judgements, including losses incurred during the period and changes in estimates from prior periods. Loss and LAE also include employee compensation (including stock-based compensation and benefits) of our claims processing teams, as well as allocated occupancy costs and related overhead based on headcount.

Insurance-Related Expenses

Insurance related expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred on the successful acquisition of business written on a direct basis and credit card processing fees not charged to our customers. Insurance related expenses also include employee compensation (including stock-based compensation and benefits) of our underwriting teams, as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by a portion of ceding commission income, which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses include the costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation (including stock-based compensation and benefits) for our technology staff, which includes technology development, infrastructure support, actuarial, and third-party services. Technology and development also include allocated facility costs and related overhead based on headcount.

We expense development costs as incurred, except for costs related to internal use software development projects, which are capitalized and subsequently depreciated over the expected useful life of the developed software. We expect our technology and development costs to increase for the foreseeable future as we continue to invest in research and develop activities to achieve our technology development roadmap.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commission, advertising costs, and marketing expenditures, as well as employee compensation (including stock-based compensation and benefits) for employees engaged in sales, marketing, data analytics, and customer acquisition. Sales and marketing also include allocated facility costs and related overhead based on headcount.

We plan to continue to invest in sales and marketing to attract and acquire new customers and to increase our brand awareness. We expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale our business, increase commission payments to our producers and partners as a result of our premium growth, and invest in developing a nationally-recognized brand. We expect that sales and marketing costs will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that—in the long-term—our sales and marketing costs will decrease as a percentage of revenue as we continue to drive customer acquisition efficiencies and as the proportion of renewals to our total business increases.

General and Administrative

General and administrative expenses primarily consist of employee compensation (including stock-based compensation and benefits) for our finance, human resources, legal, and general management functions, as well as facilities, insurance, and professional services. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC and other regulatory bodies, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Impairment and Restructuring Charges

Impairment and restructuring charges consist of non-cash impairment charges relating to goodwill. We review goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist. If the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is calculated and an impairment loss equal to the excess is recorded. It also consists of severance and other personnel costs associated with exit and disposal activities as well as reductions in workforce.

Interest and Other (Income) Expense

Interest and other (income) expense after the Business Combination in August 2021 primarily consists of fair value adjustments on outstanding warrants. Prior to the Business Combination interest and other (income) expense primarily consisted of interest expense incurred for convertible promissory notes, fair value adjustments on preferred stock warrant liabilities, and fair value adjustments on the embedded derivative on our convertible promissory notes.

Income Taxes

We record income taxes using the asset and liability method. Under this method, we record deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. We measure these differences using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Key Operating and Financial Metrics and Non-GAAP Measures

We regularly review the following key operating and financial metrics in order to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, and make strategic decisions.

The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, Adjusted EBITDA should not be construed as an indicator of our operating performance, liquidity, or cash flows generated by operating, investing, and financing activities, as there may be significant factors or trends that it fails to address. We caution investors that non-GAAP financial information—by its nature—departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) review and assess the operating performance of our management team; (iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

	Years Ended December 31,	
	2022	**2021**
	($ in millions)	
Total Generated Premium	$ 811.1	$ 606.1
Total Revenue	119.7	91.2
Net Loss attributable to Hippo	(333.4)	(371.4)
Adjusted EBITDA	(206.4)	(172.4)
Gross Loss Ratio	76 %	138 %

Total Generated Premium

We define Total Generated Premium as the aggregate written premium placed across all of our business platforms for the period presented. We measure Total Generated Premium as it reflects the volume of our business irrespective of choices related to how we structure our reinsurance treaties, the amount of risk we retain on our own balance sheet, or the amount of business written in our capacity as an MGA, agency, or as an insurance carrier/ reinsurer. We calculate Total Generated Premium as the sum of:

i)   Gross written premium ("GWP")—a GAAP measure defined above; and

ii) Gross placed premium—premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy.

Our Total Generated Premium for the year ended December 31, 2022 grew 34% year-over-year to $811.1 million from $606.1 million for the year ended December 31, 2021. The growth was driven primarily by growth of non-Hippo written premium supported by our insurance company, Spinnaker, maintaining solid premium retention levels, achieving planned premium rate increases, premium growth in our licensed insurance agencies, premium growth for policies placed wth third-party insurance companies, and expansion into three new states compared to the year ended December 31, 2021.

The following table presents Total Generated Premium for the years ended December 31, 2022 and 2021 (in millions):

	2022	**2021**	**Change**
Gross Written Premium	$ 629.9	$ 477.3	$ 152.6
Gross Placed Premium	181.2	128.8	52.4
Total Generated Premium	$ 811.1	$ 606.1	$ 205.0

Adjusted EBITDA

We define adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("adjusted EBITDA"), a Non-GAAP financial measure, as net loss attributable to Hippo excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income, restructuring charges, impairment expense, other non-cash fair market value adjustments, contingent consideration for one of our acquisitions, and other transactions that we consider to be unique in nature.

For the year ended December 31, 2022, adjusted EBITDA loss was $206.4 million, an increase of $34.0 million compared to $172.4 million for the year ended December 31, 2021, due primarily to an increase in our loss and loss adjustment expense due to increasing risk retention and loss participation clauses in several of our proportional reinsurance treaties, employee-related costs due to an increase in average headcount to support our growth, an increase in amortization of deferred direct acquisition costs, an increase in carrier commissions, and an increase in public company costs. These amounts were partially offset by increase in commission income, net.

The following table provides a reconciliation of net loss attributable to Hippo to adjusted EBITDA for the periods presented (in millions):

| | Years Ended December 31, | |
	2022	2021
Net loss attributable to Hippo	$ (333.4)	$ (371.4)
Adjustments:		
Net investment income	(9.0)	(0.3)
Depreciation and amortization	15.2	11.0
Interest expense	—	26.1
Stock-based compensation	61.9	24.3
Fair value adjustments	(4.0)	172.6
Gain on extinguishment of debt	—	(47.0)
Contingent consideration charge	4.1	3.5
Other one-off transactions	2.2	8.1
Income taxes expense	1.3	0.7
Restructuring charges	1.8	—
Goodwill impairment charge	53.5	—
Adjusted EBITDA	$ (206.4)	$ (172.4)

Gross Loss Ratio

Gross Loss Ratio, expressed as a percentage, is the ratio of the Gross Losses and LAE to the Gross Earned Premium (in millions).

| | Years Ended December 31, | |
	2022	2021
Gross Losses and LAE	$ 409.7	$ 515.4
Gross Earned Premium	541.5	374.5
Gross Loss Ratio	76 %	138 %

The following table provides a reconciliation of Gross Loss Ratio by named event Property Claims Services ("PCS") and non-PCS events.

| | Years Ended December 31, | |
	2022	2021
PCS losses	18 %	71 %
Non-PCS losses	58 %	67 %
Gross loss ratio	76 %	138 %

For the year ended December 31, 2022, our Gross Loss Ratio was 76% compared with 138% for the year ended December 31, 2021. The decrease was primarily due to the impact of unusually high PCS catastrophic events during 2021, including the Texas winter storm Uri in February 2021. The decrease was also attributable to gross reserve releases of $49.3 million or 9 percentage points and $43.4 million or 8 percentage points of PCS and non-PCS events, respectively, due to reduced uncertainty on loss and loss adjustment expense on prior accident years.

Net Loss Ratio

Net loss ratio expressed as a percentage, is the ratio of the net losses and LAE, to the net earned premium (in millions).

	Years Ended December 31,	
	2022	**2021**
Net Losses and LAE	$ 101.4	$ 84.4
Net Earned Premium	42.5	38.9
Net Loss Ratio	239 %	217 %

For the year ended December 31, 2022, our Net Loss Ratio was 239% compared with 217% for the year ended December 31, 2021. Increase in Net Loss Ratio represents disproportionate increase in net losses and loss adjustment expenses compared to increase in net earned premium. For the year ended December 31, 2022, net loss and loss adjustment expenses increased to $101.4 million, an increase of $17.0 million, or 20 percentage points, compared to $84.4 million for the year ended December 31, 2021, versus increase in net earned premium for the year ended December 31, 2022, to $42.5 million, an increase of $3.6 million, or 9 percentage points compared to $38.9 million for the year ended December 31,2021. The increase in net loss and loss adjustment expenses is due primarily to an increase in loss participation features in our reinsurance agreements for the year ended December 31, 2022.

Results of Operations

The following table sets forth our consolidated results of operations data for the periods indicated (dollars in millions):

| | Years Ended December 31, | | | |
	2022	2021	Change	% Change
Revenue:				
Net earned premium	$ 42.5	$ 38.9	$ 3.6	9 %
Commission income, net	54.3	37.5	16.8	45 %
Service and fee income	13.9	14.5	(0.6)	(4)%
Net investment income	9.0	0.3	8.7	2900 %
Total revenue	119.7	91.2	28.5	31 %
Expenses:				
Losses and loss adjustment expenses	101.4	84.4	17.0	20 %
Insurance related expenses	59.9	41.7	18.2	44 %
Technology and development	57.5	36.2	21.3	59 %
Sales and marketing	101.8	95.0	6.8	7 %
General and administrative	71.5	49.2	22.3	45 %
Impairment and restructuring charges	55.3	—	55.3	100 %
Interest and other (income) expense, net	(2.5)	198.9	(201.4)	(101)%
Gain on extinguishment of debt	—	(47.0)	47.0	100 %
Total expenses	444.9	458.4	(13.5)	(3)%
Loss before income taxes	(325.2)	(367.2)	42.0	(11)%
Income taxes expense	1.3	0.7	0.6	86 %
Net loss	(326.5)	(367.9)	41.4	(11)%
Net income attributable to noncontrolling interests, net of tax	6.9	3.5	3.4	97 %
Net loss attributable to Hippo	$ (333.4)	$ (371.4)	$ 38.0	(10)%
Other comprehensive income:				
Change in net unrealized gain on available-for-sale securities, net of tax	(6.3)	(0.8)	(5.5)	688 %
Comprehensive loss attributable to Hippo	$ (339.7)	$ (372.2)	$ 32.5	(9)%

Comparison of the Year Ended December 31, 2022 and 2021

Net Earned Premium

For the year ended December 31, 2022, net earned premium was $42.5 million, an increase of $3.6 million compared to $38.9 million for the year ended December 31, 2021. The increase is primarily due to increases in gross earned premium due to year-over-year growth of our total book of business, partially offset by an increased cost of XOL premiums for our catastrophic coverage. For the years ended December 31, 2022 and 2021, $23.1 million and $15.0 million, respectively, was offset against earned premium for XOL.

The following table presents gross written premium, ceded written premium, net written premium, change in unearned premium, and net earned premium for the years ended December 31, 2022 and 2021 (in millions).

	Years Ended December 31,		
	2022	**2021**	**Change**
Gross written premium	$ 629.9	$ 477.3	$ 152.6
Ceded written premium	580.3	434.8	145.5
Net written premium	49.6	42.5	7.1
Change in unearned premium	(7.1)	(3.6)	(3.5)
Net earned premium	$ 42.5	$ 38.9	$ 3.6

Commission Income, Net

For the year ended December 31, 2022, commission income was $54.3 million, an increase of $16.8 million, or 45%, compared to $37.5 million for the year ended December 31, 2021. The increase was due primarily to increases in ceding commissions, including fronting fees, of $14.9 million, which grew due to the year-over-year growth of our total book of business, net of variable commission provisions.

Service and Fee Income

For the year ended December 31, 2022, service and fee income was $13.9 million, a decrease of $0.6 million, or 4%, compared to $14.5 million for the year ended December 31, 2021. In order to drive better loss ratio performance we have tightened our underwriting thresholds which has had the effect of lowering the number of new policies requiring fee-generating inspections.

Net Investment Income

For the year ended December 31, 2022, net investment income was $9.0 million, an increase of $8.7 million, compared to $0.3 million for the year ended December 31, 2021. The increase was due primarily to an increase in our investment balances from the cash proceeds received upon the completion of the Business Combination in August 2021, along with an increase in yields. We are mainly invested in money market accounts, securities issued by the U.S. government and agencies, high-grade corporate and foreign securities, residential and commercial mortgage-backed securities, and other governmental related securities.

Losses and Loss Adjustment Expenses

For the year ended December 31, 2022, loss and loss adjustment expenses were $101.4 million, an increase of $17.0 million, compared to $84.4 million for the year ended December 31, 2021. The increase was due primarily to an increase earned premiums and loss participation features of $31.3 million, losses due to Hurricane Ian of $3.9 million, and an increase in employee-related expenses of $4.9 million for our claims processing department, including an increase in stock-based compensation of $2.0 million, driven by an increase in average headcount to support our growth. These amounts were partially offset by improvements in our loss experience and a net reserve release of $11.8 million relating to prior accident years.

Insurance-Related Expenses

For the year ended December 31, 2022, insurance-related expenses were $59.9 million, an increase of $18.2 million or 44%, compared to $41.7 million for the year ended December 31, 2021. The increase was due primarily to an increase in employee-related expenses of $5.3 million, including an increase in stock-based compensation of $4.3 million, driven by an increase in average headcount to support our growth. In addition, there was an increase in carrier commissions of $4.1 million, an increase in amortization expense attributable to capitalized internal use software of $4.1 million, and an increase in amortization of deferred direct acquisition costs of $3.9 million.

The primary components of insurance related expenses are listed below (in millions):

| | Years Ended December 31, | |
	2022	2021
Amortization of deferred direct acquisition costs, net	$ 17.8	$ 13.9
Employee-related costs	12.5	7.2
Underwriting costs	7.8	8.1
Amortization of capitalized internal use software	9.0	4.9
Other	12.8	7.6
Total	$ 59.9	$ 41.7

Direct acquisition costs were $56.5 million for the year ended December 31, 2022, of which $38.7 million were offset by ceding commission income.

Direct acquisition costs were $36.9 million for the year ended December 31, 2021, of which $23.0 million was offset by ceding commission income.

Technology and Development Expenses

For the year ended December 31, 2022, technology and development expenses were $57.5 million, an increase of $21.3 million, or 59%, compared to $36.2 million for the year ended December 31, 2021. The increase was due primarily to an increase in employee-related costs of $18.8 million, including an increase in stock-based compensation of $12.4 million, driven by an increase in average headcount to support our long-term product roadmap and business growth.

Sales and Marketing Expenses

For the year ended December 31, 2022, sales and marketing expenses were $101.8 million, an increase of $6.8 million, or 7%, compared to $95.0 million for the year ended December 31, 2021. The increase was due primarily to an increase in employee-related expenses of $13.5 million, including an increase in stock-based compensation of $8.7 million, driven by an increase in average headcount to support our growth. These amounts were partially offset by a decrease in service fees of $7.0 million related to the issuance of a convertible promissory note in the first quarter of 2021 and a decrease in advertising costs of $1.9 million.

General and Administrative Expenses

For the year ended December 31, 2022, general and administrative expenses were $71.5 million, an increase of $22.3 million, or 45%, compared to $49.2 million for the year ended December 31, 2021. The increase was due primarily to an increase in employee-related expenses of $16.6 million, including an increase in stock-based compensation of $10.2 million, driven by an increase in average headcount to support our growth. There was also an increase in corporate and directors and officers insurance costs of $4.1 million related to the increased cost of public company requirements.

Impairment and Restructuring Charges

For the year ended December 31, 2022, impairment and restructuring charges were $55.3 million. The charges consisted of $53.5 million related to the impairment of goodwill and $1.8 million related to severance and other personnel costs associated with a reduction in workforce. We review goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist ("a triggering event"). During the year ended December 31, 2022, management identified quantitative and qualitative factors that collectively indicated we had a triggering event, mainly due to the sustained decrease in stock price and continued deterioration of general macroeconomic conditions. Based on these events, we concluded that a triggering event occurred and performed a quantitative impairment test. Based upon the results of the impairment test, we recognized a goodwill impairment charge in the third quarter of 2022. There were no impairment and restructuring expenses for the year ended December 31, 2021.

Interest and Other (Income) Expense

For the year ended December 31, 2022, interest and other income was $2.5 million, an increase of $201.4 million compared to interest and other expenses of $198.9 million for the year ended December 31, 2021. For the year ended December 31, 2021, interest and other expense was comprised of fair value losses recorded on preferred stock warrants of $121.6 million, fair value losses recorded on the derivative liability on our convertible promissory notes of $61.4 million, interest expense on the convertible promissory notes of $26.1 million. These instruments were settled in the third quarter of 2021. These amounts were partially offset by fair value gains on warrants of $10.3 million. For the year ended December 31, 2022, we recorded a gain on the change in fair value of our outstanding warrants of $4.0 million which was partially offset by other non-operating expenses.

Gain on Extinguishment of Debt

For the year ended December 31, 2022, we recorded no gain on the extinguishment of the convertible promissory notes and related derivative liability compared to $47.0 million in the prior year.

Income Taxes

For the year ended December 31, 2022, income tax expense was $1.3 million, an increase of $0.6 million, compared to $0.7 million for the year ended December 31, 2021. The increase was due primarily to an increase in foreign income taxes as a result of expanded foreign operations.

Liquidity and Capital Resources

Sources of Liquidity

In August 2021, we completed the Business Combination. In connection with this transaction, we received net proceeds of approximately $450 million. We also received proceeds of $29.0 million from the exercise of preferred stock warrants immediately prior to the Business Combination.

Our existing sources of liquidity include cash and cash equivalents and marketable securities. As of December 31, 2022, we had $244.5 million of cash and restricted cash and $445.9 million of available-for-sale fixed income securities and short-term investments.

In addition, we are a member of the Federal Home Loan Bank (FHLB) of New York, which provides secured borrowing capacity. Our borrowing capacity as of December 31, 2022, is $25.2 million, and there were no outstanding amounts under this agreement.

To date, we have funded operations primarily with issuances of convertible preferred stock, convertible promissory notes, and from net proceeds from a private placement transaction in connection with the Business Combination, the Business Combination, and revenue. Until we can generate sufficient revenue and other income to cover operating expenses, working capital and capital expenditures, we expect the funds raised as discussed above to fund our cash needs. Our capital requirements depend on many factors, including the volume of issuances of insurance policies, the timing and extent of spending to support research and development efforts, investments in information technology systems, and the expansion of sales and marketing activities. In the future, we may raise additional funds through the issuance of debt or equity securities or through borrowing. We cannot assure that such funds will be available on favorable terms, or at all.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented (in millions):

| | Years Ended December 31, | | |
	2022	2021	Change
Net cash provided by (used in):			
Operating activities	$ (161.5)	$ (124.5)	$ (37.0)
Investing activities	$ (405.9)	$ (30.0)	$ (375.9)
Financing activities	$ (6.8)	$ 480.8	$ (487.6)

Operating Activities

Cash used in operating activities was $161.5 million for the year ended December 31, 2022, an increase of $37.0 million, from $124.5 million for the year ended December 31, 2021. This increase was due primarily to increased payments associated with higher expenses, primarily related loss and loss adjustment expenses as a result of the growth in our business in which we retain more risk, as well as an increase in employee related costs due to an increase in average headcount to support our growth.

Investing Activities

Cash used in investing activities was $405.9 million for the year ended December 31, 2022, due primarily to purchases of investments partially offset by proceeds from the maturities of investments.

Cash used in investing activities was $30.0 million for the year ended December 31, 2021, due primarily to maturities and sales of investments partially offset by cash paid for acquisition, net of cash acquired.

Financing Activities

Cash used in financing activities was $6.8 million for the year ended December 31, 2022, due primarily to taxes paid related to net share settlement of equity awards and payments of contingent consideration.

Cash provided by financing activities was $480.8 million for the year ended December 31, 2021, due primarily to the proceeds from the issuance of preferred stock, net of issuance costs.

Material Cash Requirements

Our material cash requirements from known contractual and other obligations primarily relate to purchase commitments, lease payments, and unpaid loss and loss adjustment expense. There have been no material changes to our contractual obligations from those described in the Annual Report on Form 10-K for the year ended December 31, 2021, other than an increase in Unpaid Loss and Loss Adjustment Expense, certain operating leases as disclosed in Note 13 of the consolidated financial statements, or the agreement to purchase office space as noted below. The estimation of the unpaid losses and loss adjustment expenses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid can be significantly different from the amounts disclosed.

Other Planned Uses of Capital

On February 24, 2022, Spinnaker, a wholly owned subsidiary of Hippo Holdings Inc., entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Elevate Sabine Investors LP (the "Seller"). The Purchase Agreement was amended effective March 24, 2022 (the "Amendment" and, together with the Purchase

Agreement, the "Agreement"). Pursuant to the Agreement, Spinnaker will purchase from the Seller certain real property, improvements and personal property located at 701 E. 5th Street, Austin, Texas 78701, as well as Seller's interest in and to certain leases and other agreements, licenses, permits and approvals as set forth in the Agreement (together, the "Property"). The Property will be used as office space for employees of Hippo Holdings Inc. and affiliated companies.

Subject to certain prorations and adjustments as provided for in the Agreement, the purchase price for the Property will be approximately $30.0 million in cash due at closing. Spinnaker deposited $2.0 million into escrow in February 2022. The Agreement was terminable by Spinnaker in Spinnaker's sole discretion and without cause until April 21, 2022. The Agreement contains customary representations and warranties, covenants, closing conditions and termination provisions. We expect to complete the purchase in the first half of 2023.

Hippo Analytics Inc., an affiliate of Hippo Holdings Inc., is currently party to a lease agreement with the Seller to occupy a portion of the Property once it is fully built and ready to occupy. The future minimum rental payments for the leased space total $11.7 million.

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions. Our consolidated financial statements include amounts that, either by their nature or due to requirements of GAAP, are determined using best estimates and assumptions. Management has discussed and reviewed the development, selection, and disclosure of critical accounting estimates with the Audit Committee of our Board of Directors. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented.

For further information, see Note 1 — Description of Business and Summary of Significant Accounting Policies in the Notes to the audited consolidated financial statements.

Revenue

For a description of policies with respect to revenue recognition, see "Components of Results of Operations — Revenue" in this section along with Note 1 in the audited consolidated financial statements included elsewhere in our consolidated financial statements.

Loss and Loss Adjustment Expense Reserve

Loss and Loss Adjustment Expense Reserves

Recorded loss and loss adjustment expense reserves represents management's best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown. We hold a provision for loss and loss adjustment expense reserve as of a given date based on actuarial analysis.

Loss and loss adjustment expense reserves are the amount of ultimate loss and loss adjustment expense less the paid amounts as of the balance sheet date.

Ultimate loss and loss adjustment expense is the sum of the following items:

1. Loss and loss adjustment expense paid through a given evaluation date

2. Case reserves for loss and loss adjustment expense for losses that have been reported but not yet paid as of a given evaluation date

3. IBNR for loss and loss adjustment expense include an estimate for future loss payments on incurred claims not yet reported and for expected development on reported claims

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by the Company based on reported loss and loss adjustment expenses and estimates of ultimate loss and loss adjustment expenses based on generally accepted actuarial reserving techniques that consider quantitative loss experience data and qualitative factors as appropriate.

Inherent in the estimates of ultimate loss and loss adjustment expenses are expected trends in claims severity and frequency among other factors that could vary significantly as claims are settled. The Company's loss and loss adjustment expense reserves are continually reviewed, and adjustments, if any, are reflected in current operations in the consolidated statements of operations and comprehensive loss in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to our financial condition for any particular period. While the Company believes that it has made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual loss and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by the Company.

Information Used in the Determination of the Loss and Loss Adjustment Expense Reserve

In order to estimate the provision for the recorded loss and loss adjustment expense reserves, we use information developed from both internal and independent external sources. This includes internal and external loss and claim count emergence patterns, pricing change information, internal and external loss and exposure trend information, as well as underwriting process changes. In addition, we use commercially available risk analysis models, and overall market share assumptions to estimate our loss and loss adjustment expense reserves related to specific loss events.

Actuarial Methods Used in the Determination of the Loss and Loss Adjustment Expense Reserve

When the applicable information has been obtained, we use several actuarial methods to create estimates of the ultimate incurred losses in connection with the underwritten business. Our actuarial analysis uses inputs from our underwriting and claims departments, including pricing assumptions. The actuarial methods used to estimate loss and loss adjustment expense reserves are reported and/or paid loss and claim count development methods as well as reported and/or paid Bornhuetter-Ferguson methods.

As appropriate, unallocated loss adjustment expenses are estimated using a Paid to Paid Method, whereby, historical paid unallocated loss adjustment expense is compared as a ratio to the paid loss and allocated loss adjustment expense amounts for the same calendar period. Based on this information, selected ratios are applied to the case reserve and estimated IBNR for loss and allocated loss adjustment expenses to estimate the provision for the unpaid unallocated loss adjustment expense.

Based on the methods used for each accident period, estimates of ultimate loss and allocated loss adjustment expenses are selected. The Chief Executive Officer and Chief Financial Officer meet on a quarterly basis to review the recommendations made by the actuarial department, and determine the best estimate to be recorded for the reserve for loss and loss adjustment expense reserves on the balance sheet.

Significant Assumptions Employed in the Recording of the Loss and Loss Adjustment Expense Reserve

The most significant assumptions used in the determination of the recorded reserve for loss and loss adjustment expenses as of December 31, 2022 are historical aggregate claim reporting and payment patterns, which is assumed to be indicative of future loss development and trends. Additionally, claim counts are used for analyses relating to natural disasters, such as hurricanes, earthquakes, and wildfires as losses from these events are inherently more difficult to estimate due to the potential exposure of the catastrophic events. Other assumptions considered include information developed from internal and independent external sources such as premium, rate and cost trends, litigation and regulatory trends, legislative activity, climate change, and social and economic patterns.

The above assumptions most significantly influence our determination of initial expected loss ratios and expected loss reporting and payment patterns which are the key inputs that impact variability in the estimate of the reserve for loss and loss adjustment expenses. While there can be no assurance that any of the above assumptions as utilized will prove to be correct, we believe that these assumptions represent a realistic and appropriate basis for estimating the reserve for loss and loss adjustment expense reserves.

The following table summarizes gross and net reserves for unpaid loss and LAE as of December 31, (in millions):

| | December 31, 2022 | | December 31, 2021 | |
	Gross	Net	Gross	Net
Loss and loss adjustment reserves				
IBNR	$ 200.6	$ 47.4	$ 195.0	$ 23.4
Case reserves	93.2	17.6	65.8	20.6
Total reserves	$ 293.8	$ 65.0	$ 260.8	$ 44.0

Sensitivity Analysis

The table below shows the impact on the loss and loss adjustment expense reserve based on reasonably likely changes to our held unpaid amounts after consideration of our proportional and non-proportional reinsurance as of December 31, 2022 (in millions).

	10% increase in ultimate loss and loss adjustment expenses	10% decrease in ultimate loss and loss adjustment expenses
Impact on:		
Loss and loss adjustment expense reserves, net	$ 18.6	$ (22.2)

For additional information refer to Note 11, Loss and Loss Adjustment Expense Reserves, of the audited consolidated financial statements.

Reinsurance Recoverable

We also estimated the amount of reinsurance recoverable from reinsurance contracts. Reinsurance assets include reinsurance recoverable on unpaid loss and loss adjustment expense reserves that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

- paid and unpaid amounts recoverable;

- any balances in dispute or subject to legal collection;

- the financial wellbeing of a reinsurer (i.e. insolvent, liquidated, in receivership or otherwise subject to formal or informal regulatory restriction);

- the likelihood of collection of the reinsurance recovery considering factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

For ceded reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

For additional information refer to Note 12, Reinsurance, to the audited consolidated financial statements.

Recoverability of Our Net Deferred Tax Asset

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion, that it is more likely than not, that all or some portion of the deferred tax asset will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize net operating loss ("NOL"), foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

As of December 31, 2022, we have U.S. federal and state NOL carryforwards of $540.5 million and $223.0 million, respectively. We have $93.7 million of Dual Consolidating Losses in a 953(d) company, RH Solutions Insurance (Cayman) Ltd. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period so that federal NOLs generated in tax years after December 31, 2017 do not expire. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply. For additional information refer to Note 20, Income Taxes, to the audited consolidated financial statements.

For additional information refer to Note 20, Income Taxes, to the audited consolidated financial statements.

Business Combinations

We account for business combinations, which requires, among other things, the acquiring entity in a business combination to recognize the fair value of all assets acquired and liabilities assumed; the recognition of acquisition-related costs in the consolidated statement of operations and comprehensive loss for which the acquirer becomes obligated after the acquisition date; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated statement of operations and comprehensive loss. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Operating results of the acquired entity are reflected in our consolidated financial statements from date of acquisition.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates and selection of comparable companies and comparable transactions. For material acquisitions, we engage the assistance of valuations specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with corresponding offset to goodwill.

For additional information refer to Note 22, Acquisitions, to the audited consolidated financial statements.

Goodwill and Intangible Assets

Goodwill on our consolidated balance sheets represents the excess of purchase price over the fair value of net assets acquired from our acquisitions. Intangible assets other than goodwill have also been identified as part of our acquisitions when determining the fair value of assets acquired.

Intangible assets other than goodwill included in our Consolidated Balance Sheets primarily include assets related to customer relationships, the value of business acquired, developed technology and agency and carrier relationships. The valuation of these assets used valuation methods appropriate for determining the market value of each asset. These valuation methodologies use various assumptions which included discount rates, the cost of capital, and forecasting, among others.

Goodwill is not amortized, but instead it is assessed for impairment at the reporting unit level on an annual basis or more frequently if indicators of impairment exist.

The goodwill impairment test is performed at the reporting unit level. We initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If a qualitative assessment is not performed or if a determination is made that it is not more likely than not that their value of the reporting unit exceeds its carrying amount, then we will perform a two-step quantitative analysis. First, the fair value of each reporting unit is compared to its carrying value. If the fair value of the reporting unit is less than its carrying value, we perform a hypothetical purchase price allocation based on the reporting unit's fair value to determine the fair value of the reporting unit's goodwill. Any resulting difference will be recorded as a charge to operations in the consolidated statements of operations and comprehensive loss in the period in which the determination is made.

Intangible assets with a finite life are amortized over the estimated useful life while intangible assets with an indefinite useful life are not amortized. Finite-lived intangibles are reviewed for impairment when indicators of impairment are present and indefinite-lived intangibles are assessed for impairment on an annual basis or more frequently if indicators of impairment exist.

We evaluate the recoverability of intangible assets at least annually or whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, we test for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. As of December 31, 2022, we no longer have Goodwill as the results of our impairment test during the year resulted in the elimination of goodwill.

For additional information, refer to Note 6, Goodwill and Note 7, Intangible Assets, in the audited consolidated financial statements.

Recent Accounting Pronouncements

For further information on recently issued accounting pronouncements, see Note 1, Description of Business and Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Emerging Growth Company Status

We currently qualify as an "emerging growth company" under the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to non-emerging growth companies or (2) within the same time periods as private companies.

We have elected to adopt new or revised accounting guidance within the same time period as private companies, unless management determines that it is preferable to take advantage of early adoption provisions offered within the applicable guidance. Our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are primarily exposed to market risk through our fixed maturities investments. We invest our excess cash primarily in money market accounts, corporate and foreign securities, residential and commercial mortgage-backed securities, and other governmental related securities. Our current investment strategy seeks first to preserve principal, second to provide liquidity for our operating and capital needs, and third to maximize yield without putting principal at risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to the fluctuation of prevailing interest rates that may reduce the yield on our investments or their fair value. Management does not expect our results of operations or cash flows to be materially affected to any degree by a sudden change in market interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HIPPO HOLDINGS INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	91
Consolidated Financial Statements:	
Consolidated Balance Sheets	92
Consolidated Statements of Operations and Comprehensive Loss	93
Consolidated Statements of Stockholders' Equity	94
Consolidated Statements of Cash Flows	95
Notes to Consolidated Financial Statements	97

Schedules are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hippo Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hippo Holdings Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019

San Francisco, California

March 2, 2023

HIPPO HOLDINGS INC.
Consolidated Balance Sheets
(In millions, except share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $127.3 million and $55.6 million, respectively)	$ 121.1	$ 54.9
Short-term investments	324.8	9.1
Total investments	445.9	64.0
Cash and cash equivalents	194.5	775.6
Restricted cash	50.0	43.1
Accounts receivable, net of allowance of $0.3 million and $0.4 million, respectively	107.2	56.5
Reinsurance recoverable on paid and unpaid losses and LAE	286.3	266.9
Prepaid reinsurance premiums	309.9	231.6
Ceding commissions receivable	45.8	41.6
Capitalized internal use software	38.8	25.9
Goodwill	—	53.5
Intangible assets	26.9	32.2
Other assets	63.6	51.8
Total assets	$ 1,568.9	$ 1,642.7
Liabilities and stockholders' equity		
Liabilities:		
Loss and loss adjustment expense reserve	$ 293.8	$ 260.8
Unearned premiums	341.3	253.1
Reinsurance premiums payable	207.1	159.4
Provision for commission	5.0	12.3
Accrued expenses and other liabilities	128.2	95.4
Total liabilities	975.4	781.0
Commitments and contingencies (Note 16)		
Stockholders' equity (deficit)		
Common stock, $0.0001 par value per share; 80,000,000 and 80,000,000 shares authorized as of December 31, 2022 and December 31, 2021, respectively; 23,201,434 and 22,601,245 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	1,558.0	1,488.3
Accumulated other comprehensive loss	(7.0)	(0.7)
Accumulated deficit	(961.1)	(628.0)
Total Hippo stockholders' equity	589.9	859.6
Noncontrolling interest	3.6	2.1
Total stockholders' equity	593.5	861.7
Total liabilities and stockholders' equity	$ 1,568.9	$ 1,642.7

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Consolidated Statements of Operations and Comprehensive Loss
(In millions, except share and per share data)

	Years Ended December 31, 2022	Years Ended December 31, 2021
Revenue:		
Net earned premium	$ 42.5	$ 38.9
Commission income, net	54.3	37.5
Service and fee income	13.9	14.5
Net investment income	9.0	0.3
Total revenue	119.7	91.2
Expenses:		
Losses and loss adjustment expenses	101.4	84.4
Insurance related expenses	59.9	41.7
Technology and development	57.5	36.2
Sales and marketing	101.8	95.0
General and administrative	71.5	49.2
Impairment and restructuring charges	55.3	—
Interest and other (income) expense, net	(2.5)	198.9
Gain on extinguishment of debt	—	(47.0)
Total expenses	444.9	458.4
Loss before income taxes	(325.2)	(367.2)
Income taxes expense	1.3	0.7
Net loss	$ (326.5)	$ (367.9)
Net income attributable to noncontrolling interests, net of tax	6.9	3.5
Net loss attributable to Hippo	$ (333.4)	$ (371.4)
Other comprehensive loss:		
Change in net unrealized gain or loss on investments, net of tax	(6.3)	(0.8)
Comprehensive loss attributable to Hippo	$ (339.7)	$ (372.2)
Per share data:		
Net loss attributable to Hippo – basic and diluted	$ (333.4)	$ (371.4)
Weighted-average shares used in computing net loss per share attributable to Hippo - basic and diluted	22,747,101	10,886,757
Net loss per share attributable to Hippo - basic and diluted	$ (14.66)	$ (34.11)

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Consolidated Statements Stockholders' Equity
(In millions, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Hippo Stockholders' Equity	Non controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance at January 1, 2021	12,235,498 $	344.8	3,701,881 $	— $	56.9 $	0.1 $	(256.6) $	(199.6) $	0.1 $	(199.5)
Net loss	—	—	—	—	—	—	(371.4)	(371.4)	3.5	(367.9)
Other comprehensive loss	—	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of preferred stock warrants	693,796	173.4	—	—	—	—	—	—	—	—
Convertible preferred stock conversion	(12,929,294)	(518.2)	12,929,294	—	518.2	—	—	518.2	—	518.2
Convertible debt conversion and other issuances	—	—	1,737,972	—	434.5	—	—	434.5	—	434.5
Issuance of common stock in connection with the Business Combination, net	—	—	2,199,545	—	453.9	—	—	453.9	—	453.9
Acquisition of public and private placement warrants	—	—	—	—	(14.6)	—	—	(14.6)	—	(14.6)
Issuance of common stock in an acquisition	—	—	48,000	—	6.2	—	—	6.2	—	6.2
Issuance of common stock from stock plans and contingently issuable shares	—	—	897,319	—	6.0	—	—	6.0	—	6.0
Exercise of common stock warrants, net	—	—	1,088,103	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(869)	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	27.2	—	—	27.2	—	27.2
Other	—	—	—	—	—	—	—	—	(1.5)	(1.5)
Balance at December 31, 2021	— $	—	22,601,245 $	— $	1,488.3 $	(0.7) $	(628.0) $	859.6 $	2.1 $	861.7
Net Loss	—	—	—	—	—	—	(333.4)	(333.4)	6.9	(326.5)
Other comprehensive loss	—	—	—	—	—	(6.3)	—	(6.3)	—	(6.3)
Issuance of common stock from stock plans and contingently issuable shares	—	—	558,314	—	4.9	—	—	4.9	—	4.9
Issuance of common stock for earnout from acquisition	—	—	45,474	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(3,599)	—	—	—	—	—	—	—
Shares withheld related to net share settlement	—	—	—	—	(3.9)			(3.9)		(3.9)
Stock-based compensation expense	—	—	—	—	68.7	—	—	68.7	—	68.7
Other	—	—	—	—	—	—	0.3	0.3	(5.4)	(5.1)
Balance at December 31, 2022	— $	—	23,201,434 $	— $	1,558.0 $	(7.0) $	(961.1) $	589.9 $	3.6 $	593.5

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Consolidated Statements of Cash Flows
(In millions)

	Years Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net loss	$ (326.5)	$ (367.9)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	15.2	11.0
Stock–based compensation expense	61.9	24.3
Change in fair value of preferred stock warrant liabilities	—	121.6
Change in fair value of warrant liability	(4.0)	(10.3)
Change in fair value of contingent consideration liability	4.1	3.5
Impairment charges	53.5	—
Change in fair value of derivative liability on notes	—	61.4
Amortization of debt discount	—	20.4
Gain on extinguishment of debt	—	(47.0)
Non-cash interest expense	—	5.7
Non-cash service expense	—	7.0
Other non-cash items	(3.0)	2.1
Changes in assets and liabilities:		
Accounts receivable, net	(50.9)	(19.5)
Reinsurance recoverable on paid and unpaid losses and LAE	(19.4)	(132.8)
Ceding commissions receivable	(4.2)	(20.3)
Prepaid reinsurance premiums	(78.3)	(102.2)
Other assets	8.9	(32.8)
Provision for commission	(7.3)	(15.9)
Accrued expenses and other liabilities	19.6	35.4
Loss and loss adjustment expense reserves	33.0	155.7
Unearned premiums	88.2	102.8
Reinsurance premiums payable	47.7	73.3
Net cash used in operating activities	(161.5)	(124.5)
Cash flows from investing activities:		
Capitalized internal use software costs	(14.8)	(13.3)
Purchase of intangible assets	—	(3.3)
Purchases of property and equipment	(4.9)	(0.8)
Purchases of investments	(793.0)	(26.2)
Maturities of investments	401.6	5.8
Sales of investments	7.2	10.7
Other	(2.0)	(2.9)
Net cash used in investing activities	(405.9)	(30.0)
Cash flows from financing activities:		
Taxes paid related to net share settlement of equity awards	(3.9)	—
Proceeds from the exercise of preferred stock warrants	—	29.0
Proceeds from reverse recapitalization, net of redemptions, secondaries and costs	—	450.3
Proceeds from exercise of options	4.1	5.5
Payments of contingent consideration	(1.7)	(2.4)
Other	(5.3)	(1.6)
Net cash (used in) provided by financing activities	(6.8)	480.8
Net (decrease) increase in cash, cash equivalents, and restricted cash	(574.2)	326.3
Cash, cash equivalents, and restricted cash at the beginning of the period	818.7	492.4
Cash, cash equivalents, and restricted cash at the end of the period	$ 244.5	$ 818.7

Supplemental disclosures of non-cash financing and investing activities:

	Years Ended December 31,		
	2022		**2021**
Conversion of preferred stock for common stock	$	—	$	518.2
Conversion of convertible notes for common stock	$	—	$	434.5
Acquisition of public and private placement warrants	$	—	$	14.6
Convertible promissory notes issued for services	$	—	$	7.0
Equity issued for acquisitions	$	—	$	6.2

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Hippo Holdings Inc., referred to herein as "Hippo" or the "Company" was originally incorporated under the name Reinvent Technology Partners Z ("RTPZ"), a Cayman Islands exempted company, on October 2, 2020 for the purpose of effecting a merger, capital stock-exchange, asset acquisition, share purchase, reorganization, or similar business combination. On August 2, 2021, RTPZ domesticated as a Delaware corporation and changed its name to "Hippo Holdings Inc." (the "Domestication") and consummated the merger (the "First Merger") of RTPZ Merger Sub Inc. ("Merger Sub"), a Delaware corporation and subsidiary of RTPZ, with and into Hippo Enterprises Inc., a Delaware corporation ("Old Hippo"), with Old Hippo surviving the Merger as a wholly owned subsidiary of the Company immediately following the First Merger, Old Hippo (as the surviving corporation of the First Merger) was merged with and into the Company, with the Company surviving (the "Second Merger" and, together with the First Merger, the "Mergers" or the "Business Combination"). The Business Combination was completed pursuant to the terms of the Agreement and Plan of Merger, dated as of March 3, 2021, by and among RTPZ, Merger Sub and Old Hippo. For additional information on the Business Combination, refer to Note 2. The Company's headquarters are located in Palo Alto, California.

The Company's subsidiary, Hippo Analytics Inc., is a licensed insurance agency that provides various insurance services, including some or all of the following services for affiliated and non-affiliated insurance carriers: soliciting, marketing, servicing, underwriting, or providing claims processing services for a variety of commercial and personal insurance products. The Company's insurance company subsidiaries, Spinnaker Insurance Company ("Spinnaker"), an Illinois domiciled insurance company, Spinnaker Specialty Insurance Company ("SSIC"), a Texas domiciled authorized surplus lines insurance company, and Mainsail Insurance Company ("MIC"), a Texas domiciled insurance company, underwrite personal and commercial insurance products on a direct basis through licensed insurance agents and surplus lines brokers. The Company also owns RH Solutions Insurance (Cayman) Ltd. ("RHS"), a Cayman domiciled captive insurance company, which assumes insurance risk of policies from affiliated and non-affiliated insurance carriers, a majority of which is for business written through Hippo Analytics Inc. Through Spinnaker or RHS, the Company also retains approximately 10% of the proportional direct insurance risk for programs underwritten by third parties. Hippo Analytics Inc. offers its insurance products through licensed insurance agents, and direct-to-consumer channels. The insurance products offered through Hippo Analytics Inc. primarily include homeowners' insurance policies that protect customers from the risks of fire, wind, and theft. Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia and currently underwrites and distributes policies in 40 states as a managing general agent. The Company's other non-insurance subsidiaries offer service contracts, home health check-ups, and home care advice.

Basis of Presentation and Consolidation

The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries where it has controlling financial interests, and any variable interest entities for which the Company is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

As a result of the Business Combination, which was completed on August 2, 2021, prior period share and per share amounts presented in the accompanying Consolidated Financial Statements and these related notes have been converted in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. Refer to Note 2 for additional information.

Reverse Stock Split

On September 29, 2022, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a one-for-25 reverse stock split of the Company's common stock and a corresponding adjustment to its authorized capital stock (the "Reverse Stock Split"), effective as of 11:59 p.m. Eastern Daylight Time on September 29, 2022 (the "Effective Time"). All share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

As a result of the Reverse Stock Split, every 25 shares of the Company's issued and outstanding common stock were automatically converted into one share of issued and outstanding common stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares of common stock were entitled to receive cash in an amount equal to the product obtained by multiplying (a) the closing price per share of the common stock as reported on the New York Stock Exchange as of the first trading day following the Effective Time, by (b) the fraction of one share owned by the stockholder.

Proportionate adjustments were made to the number of shares issuable upon the exercise or vesting of all stock options, restricted stock, restricted stock units or other stock-based awards or rights (the "Stock-Based Awards") and warrants outstanding at the Effective Time, as well as certain performance goals applicable to certain of Stock-Based Awards, which resulted in a proportional decrease in the number of shares of the Company's common stock reserved for issuance upon exercise or vesting of such Stock-Based Awards and warrants, and, in the case of stock options, purchase rights outstanding under the Company's 2021 Employee Stock Purchase Plan and warrants, a proportional increase in the exercise price of such stock options, purchase rights and warrants. In addition, the number of shares reserved for issuance under the Company's 2021 Incentive Award Plan and 2021 Employee Stock Purchase Plan were proportionately reduced.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, loss and loss adjustment expense ("LAE") reserves, provision for commission slide and cancellations, reinsurance recoverable on paid and unpaid losses and LAE, the fair values of investments, stock-based awards, warrant liabilities, contingent consideration liabilities, acquired intangible assets and goodwill, deferred tax assets and uncertain tax positions, and revenue recognition. The Company evaluates these estimates on an ongoing basis. These estimates are informed by experience and other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ significantly from these estimates.

Business Combinations

The Company accounts for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in ASC 820, Fair Value Measurement. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of the acquired businesses are included in the results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Business Combination on August 2, 2021 was accounted for as a reverse recapitalization. See Note 2 for additional information.

Segment Information

The Company's chief operating decision maker reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company has a single operating and reportable segment structure. Primarily all the Company's long-lived assets are in the United States.

Cash, Cash Equivalents, and Restricted Cash

Cash consists of cash on deposit. The Company considers all highly liquid securities readily convertible to cash, that mature within three months or less from the original date of purchase to be cash equivalents. The Company's restricted cash relates to cash restricted to support issued letter of credits and collateral to insurers. The Company's restricted cash also includes fiduciary assets.

Fiduciary Assets and Liabilities

In its capacity as an insurance agent and broker, the Company collects premiums from insureds and, after deducting its commission, remits the premiums to the respective insurers. The Company also processes claims on behalf of insurers and collects claims from insurers on behalf of insureds. Premiums collected from insureds but not yet remitted to insurance companies and claims collected from insurance companies but not yet remitted to insureds are fiduciary assets. Fiduciary assets are recorded within restricted cash in the Company's consolidated balance sheets. Unremitted insurance premiums and claims held in a fiduciary capacity and the obligation to remit these funds is recorded as fiduciary liabilities within accrued expenses and other liabilities in the consolidated balance sheets.

Investments

The Company has categorized its investment portfolio as available-for-sale and has reported the portfolio at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as an amount in other comprehensive loss. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific method (constant yield to worst). Realized gains and losses are determined using specific identification method and included in the determination of income. Net investment income includes interest and dividend income, amortization and accretion of investment premiums and discounts, respectively, realized gains and losses on sales of securities, and other-than-temporary declines in the fair value of securities, if any.

The Company reviews all securities with unrealized losses on a quarterly basis to assess whether the decline in the securities fair value necessitates the recognition of an allowance for credit losses. Factors considered in the review include the extent to which the fair value has been less than amortized cost, and current market interest rates and whether the unrealized loss is credit-driven or a result of changes in market interest rates. The Company also considers factors specific to the issuer including the general financial condition of the issuer, the issuers industry and future business prospects, any past failure of issuer to make scheduled interest or principal payments, and the payment structure of the investment and the issuers ability to make contractual payments on the investment.

The Company also considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost. When assessing whether it intends to sell a fixed-maturity security or if it is likely to be required to sell a fixed-maturity security before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs, and potential sales of investments to capitalize on favorable pricing.

For fixed-maturity securities where a decline in fair value is below the amortized cost basis and the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, a credit-loss charge is recognized in net income based on the fair value of the security at the time of assessment. For fixed-maturity securities that the Company has the intent and ability to hold, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the impairment, which is recognized in net income through an allowance for credit losses. Any remaining decline in fair value represents the noncredit portion of the impairment, which is recognized in other comprehensive income.

The Company did not identify any available-for-sale securities as of December 31, 2022 which presented a risk of loss due to credit deterioration of the security.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that are publicly accessible at the measurement date.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

The Company's financial instruments include cash equivalents, restricted cash, fixed maturities, short-term investments, accounts receivable, accounts payable, assumed and ceded reinsurance contracts, preferred stock warrants and public and private warrants. Cash equivalents and restricted cash are principally stated at amortized cost, which approximates their fair value. Short-term investments and preferred stock warrants are reported at fair value. The recorded carrying amount of accounts receivable, assumed and ceded reinsurance contracts, and accounts payable approximates their fair value due to their short-term nature.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily comprised of cash and cash equivalents, short-term investments, fixed maturities available-for-sale, and reinsurance recoverables. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. However, its exposure to credit risk in the event of default by the financial institutions is limited to the extent of amounts recorded on the consolidated balance sheet. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. The Company limits its exposure to credit losses by investing in money market funds, U.S. government securities, or securities with average credit quality of AA- or better. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company has no significant off-balance-sheet concentration of credit risks such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

The Company enters into quota share and excess of loss contracts which may be susceptible to catastrophe exposure. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers, monitors concentrations of credit risk and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

Accounts Receivable

Accounts receivable consists of premium receivables and commission receivables and is reported net of an allowance for premium amounts or estimated uncollectible commission. Generally premiums and commissions are collected prior to providing coverage, minimizing the Company's exposure to credit risk. Premiums and commissions receivable are short-term in nature and due within a year. The Company has established an allowance for uncollectible premiums and commissions related to credit risk, which it reviews on a quarterly basis. In its review, the Company considers length of collection periods, the creditworthiness of the insured, economic environment, specific regulatory developments and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance.

Write-offs of receivables have not been material to the Company during the years ended December 31, 2022 and 2021.

Reinsurance

Reinsurance recoverable, including amounts related to incurred but not reported claims ("IBNR"), represent paid losses and LAE and reserves for unpaid losses and LAE ceded to reinsurers that are subject to reimbursement under reinsurance treaties. To minimize exposure to losses related to a reinsurer's inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. Historically, the Company has not experienced any credit losses from reinsurance recoverables as of December 31, 2022 and 2021 respectively. The Company evaluates its reinsurance recoverables on a quarterly basis for risk of loss due to credit deterioration, including evaluating historical collection trends, reinsurer credit ratings, and other economic factors that may affect collectability of its reinsurance receivables due to credit deterioration To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no material allowance for uncollectible reinsurance recoverable.

Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.

Loss participation features in the reinsurance agreements are estimated at each reporting period and recorded as an adjustment to loss and LAE.

Commission slide features in the reinsurance agreements are estimated at each reporting period and recorded as an adjustment to commission income, net.

For ceded reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

Prepaid reinsurance premiums represents the unearned portion of premiums ceded to reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.

Deferred Policy Acquisition Costs, net of Ceding Commissions

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred within other assets on the consolidated balance sheets and amortized over the term of the policies or reinsurance treaties to which they relate. Those costs include commissions, premium taxes, and board and bureau fees. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro-rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the deferrable acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned. The amortization of deferred policy acquisition costs is included in insurance related expenses on the consolidated statements of operations and comprehensive loss.

The Company amortized deferred policy acquisition costs of $17.8 million and $13.9 million for the years ended December 31, 2022 and 2021, respectively.

Premium Deficiency

A premium deficiency is recognized if the sum of expected losses and LAE, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency was greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company considers anticipated investment income when determining if a premium deficiency exists. The Company recognized a nil and $0.3 million premium deficiency at December 31, 2022 and 2021, respectively.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and is reflected within other assets on the consolidated balance sheets. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of three years for furniture, fixtures, and equipment and two years for computer equipment. Leasehold improvements are also depreciated using the straight-line method and are amortized over the shorter of the remaining term of the lease or the useful life of the improvement. Depreciation expense totaled $0.9 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively.

Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed as incurred. Upon sale or retirement, the cost and related accumulated depreciation is removed from the related accounts, and the resulting gain or loss, if any, is reflected in interest and other expense in the consolidated statements of operations and comprehensive loss.

Leases

Leases arise from contractual obligations that convey the right to control the use of an identified property, plant or equipment for a stated time period in exchange for consideration. The Company determines if an arrangement is, or contains a lease at contract inception. Lease classification is determined at the lease commencement date, on which the leased assets are available for the Company's use. The Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability at commencement date for operating leases. ROU assets are presented under other assets, and lease liabilities are presented under accrued expenses and other liabilities in the consolidated balance sheets. The Company did not have any material finance leases in the periods presented.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make payments during the lease term. ROU assets are recognized at the lease commencement date for the lease liability amount, adjusted for initial direct costs incurred and lease incentives received. Lease liabilities are recognized at commencement based on the present value of the future lease payments over the lease term. Lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that the Company will exercise such options. Since the implicit discount rate for operating leases is not readily determinable, the Company uses an estimate of its incremental borrowing rate ("IBR") on the lease commencement date in determining the present value of lease payments. IBR is determined based on information available at lease commencement including interest rates, credit ratings, credit spreads, and lease term. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company accounts for lease and non-lease components as a single lease component. Accordingly, the Company includes fixed non-lease components with lease payments for the purpose of calculating lease right-of-use assets and liabilities. Non-lease components that are not fixed are expensed as incurred as variable lease payments. The Company does not record leases on the balance sheet that have a term of 12 months or less at the lease commencement date.

Capitalized Internal Use Software

The Company capitalizes the costs to develop its internal use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of five years. Costs incurred prior to meeting these criteria, in addition to costs incurred for training and maintenance, are expensed as incurred.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date on the consolidated balance sheets. Any excess of purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires the Company to make significant estimates and assumptions. Transaction costs associated with business combinations are expensed as they are incurred.

Included in the purchase price of an acquisition may be an estimation of the fair value of liabilities associated with contingent consideration. The fair value of contingent consideration is based upon the present value of the expected future payments to be made to the sellers of an acquired business in accordance with the provisions contained in the respective purchase agreements. Subsequent changes in the fair value of contingent consideration are recorded in the consolidated statements of operations and comprehensive loss.

When the Company determines net assets acquired does not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets and, therefore, no goodwill is recorded.

Amortization and Impairment

Intangible assets with finite useful lives are amortized over their estimated useful lives in the consolidated statements of operations and comprehensive loss.

Goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently if necessary. The goodwill impairment test is performed at the reporting unit level. To review for impairment the Company first assess qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, if the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no further assessment is performed. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company calculates the fair value of that reporting unit and compares the fair value to the reporting unit's net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. If the net book value exceeds the reporting unit's fair value, an impairment loss is recognized, with the loss not exceeding the total amount of goodwill allocated to that reporting unit. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to the asset's carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no material impairment losses recognized on indefinite-lived intangible assets during the years ended December 31, 2022 and 2021. Refer to Note 6 for impairment charges related to goodwill.

The Company evaluates the recoverability of long-lived assets, excluding goodwill and indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. There were no material impairment losses recognized on long-lived assets during the years ended December 31, 2022 and 2021.

Loss and Loss Adjustment Expense Reserve

The reserve for unpaid losses and loss adjustment expenses include estimates for unpaid claims, claims adjustment expenses on reported losses and estimates of losses incurred but not reported (IBNR), net of salvage and subrogation recoveries. The liability is based on the Company's best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown.

Loss and loss adjustment reserves are the amount of ultimate loss and loss adjustment expense less the paid amounts as of the balance sheet date.

Ultimate loss and loss adjustment expense is the sum of the following items:

1. Loss and loss adjustment expense paid through a given evaluation date

2. Case reserves for loss and loss adjustment expense for losses that have been reported but not yet paid as of a given evaluation date

3. IBNR for loss and loss adjustment expense include an estimate for future loss payments on incurred claims not yet reported and for expected development on reported claims

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by the Company based on reported loss and loss adjustment expenses and estimates of ultimate loss and loss adjustment expenses based on generally accepted actuarial reserving techniques that consider quantitative loss experience data and qualitative factors as appropriate.

The most significant assumptions used in the determination of the recorded reserve for loss and loss adjustment expenses are historical aggregate claim reporting and payment patterns, which is assumed to be indicative of future loss development and trends. Additionally, claim counts are used for analyses relating to natural disasters, such as hurricanes, earthquakes, and wildfires as losses from these events are inherently more difficult to estimate due to the potential exposure of the catastrophic events. Other assumptions considered include information developed from internal and independent external sources such as premium, rate and cost trends, litigation and regulatory trends, legislative activity, climate change, social and economic patterns.

Inherent in the estimates of ultimate loss and loss adjustment expenses are expected trends in claims severity and frequency among other factors that could vary significantly as claims are settled. The Company's loss and loss adjustment expense reserves are continually reviewed, and adjustments, if any, are reflected in current operations in the consolidated statements of operations and comprehensive loss in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to the Company's financial condition for any particular period. While the Company believes that it has made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual loss and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by the Company.

Provision for Commission

Provision for commission includes return commission payable to insurers, or commission slide, based on the actual performance of insurance policies placed by the Company against a contractual range of performance targets. The Company's reserve estimation is based on current and historical performance of the portfolio of insurance policies placed with the insurance carriers.

Provision for commission also includes cancellation reserves which represent the Company's estimate of return commission payable to insureds based on policy cancellations after the effective date. The Company's estimation for the reserve uses historical policy cancellation.

The return commission payable to insurers and cancellation reserves are based on assumptions and estimates, and while management believes the amount recorded is the Company's best estimate, the ultimate liability may differ from the amount recorded. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the period in which they become known.

Revenue Recognition

Net Earned Premium

Net earned premium represents the earned portion of the Company's gross written premium for insurance policies written or assumed by the Company and less the earned portion of ceded written premium (any portion of the Company's gross written premium that is ceded to third-party reinsurers under the Company's reinsurance agreements). The Company earns written premiums on a pro-rata basis over the term of the policies.

Commission Income, net

Commission income, net includes:
1. Managing General Agent ("MGA") Commission: The Company operates as an MGA for multiple insurers. The Company designs and underwrite insurance products on behalf of the insurers culminating in the sale of insurance policies. The Company earns recurring commission and policy fees associated with the

policies, they sell. The Company has underwriting authority and responsibility for administering claims, (see Claim Processing Fees below) and works with affiliated and unaffiliated carrier platforms and a diversified panel of highly rated reinsurance companies who pay the Company commission in exchange for the opportunity to take that risk on their balance sheets. The Company's performance obligation associated with these contracts is the placement of the policy, which is met on the effective date. Upon issuance of a new policy, the Company charges policy fees and inspection fees (see Service and Fee Income below), retains its share of commission, and remits the balance to the respective insurers. Subsequent commission adjustments arising from policy changes such as endorsements are recognized in the period when the adjustments occur.

The MGA commission is subject to adjustments, higher or lower (commonly referred to as "commission slide"), depending on the underwriting performance of the policies placed by us. The Company is required to return a portion of its MGA commission due to commission slide on the policies placed as an MGA if the underwriting performance varies due to higher Hippo programs' loss ratio from provisional performance of the Hippo programs' loss ratio. The Company also returns a portion of its MGA commission if the policies are cancelled before the term of the policy. Accordingly, the Company reserves for commission slide using estimated Hippo programs' loss ratio performance, or a cancellation reserve as a reduction of revenue for each period presented in its statement of operations and comprehensive loss.

2. Agency Commission: The Company also operates licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, the Company earns a recurring agency commission from the carriers whose policies the Company sells, which is recorded in the commission income, net line in the consolidated statements of operations and comprehensive loss. Similar to the MGA businesses, the performance obligation from the agency contracts is placement of the insurance policies. For both MGA and insurance agency activities, the Company recognizes commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates. Cash received in advance of policy effective dates is recorded on the consolidated balance sheets, representing the Company's portion of commission and premium due to insurers and reinsurers, and hold this cash in trust for the benefit of the insurers and reinsurers as fiduciary liabilities.

3. Ceding Commission: The Company receives commission based on the premium it cedes to third-party reinsurers for the reimbursement for the Company's acquisition and underwriting services. Excess ceding commission over the cost of acquisition is included in the commission income, net line on the Company's consolidated statements of operations and comprehensive loss. For the policies that the Company writes on its own carrier as MGA, the Company recognizes this commission as ceding commission on the consolidated statements of operations and comprehensive loss. The Company earns commission on ceded reinsurance premium in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. The Company records the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

4. Carrier Fronting Fees: Through the Company's insurance-as-a-service business the Company earns fronting fees from the MGA programs it supports. The Company earns fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the commission income, net line on its statements of operations and comprehensive loss.

5. Claim Processing Fees: As an MGA the Company receives a fee that is calculated as a percent of the premium, from the insurers in exchange for providing claims adjudication services. The claims adjudication services are provided over the term of the policy and recognized ratably over the same period. This revenue is included in the commission income, net line on the Company's consolidated statements of operations and comprehensive loss.

Service and Fee Income

Service and fee income mainly represent policy fees and other revenue. The Company directly bills policyholders for policy fees and collects and retains fees per the terms of the contracts between the Company and its insurers. Similar to the commission revenue, the Company estimates a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied at a point in time upon completion of the underwriting process, which is the policy effective date. Accordingly, the Company recognizes all fees as revenue on the policy effective date.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term investments and other investments, and the gains or losses from the sale of investments. The Company's cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of the Company's investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of the Company's investment portfolio is mainly a function of the Company's invested equity capital along with premium the Company receives from its customers less payments on customer claims.

Net investment income also includes an insignificant amount of net realized gains (losses) on investments, which are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Disaggregated Revenue

The following table disaggregates the Company's revenues by major source (in millions):

	Year Ended December 31,			
	2022		**2021**	
Net earned premium	$	42.5	$	38.9
Ceding commissions, net		37.6		21.3
Agency commissions, net		16.7		12.3
Policy fees		11.1		10.9
MGA commissions, net		—		2.6
Claims processing fees		—		1.3
Other revenue		2.8		3.6
Net investment income		9.0		0.3
Total revenue, net	$	119.7	$	91.2

All revenues for the years ended December 31, 2022, and 2021 are from business conducted in the United States.

Insurance-Related Expenses

Insurance-related expenses primarily consist of amortization of commissions costs and deferred acquisition costs, and credit card processing fees not charged to the Company's customers. Insurance-related expenses also include employee compensation (including stock-based compensation and benefits) of the Company's underwriting teams as well as allocated occupancy costs and related overhead based on headcount, and amortization of capitalized internal use software costs. Insurance-related expenses are offset by the portion of ceding commission income which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance-related expenses are comprised of the costs of providing bound policies and delivering claims services to the Company's customers. These costs include technology service costs including software, data services, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation (including stock-based compensation and benefits) for the Company's technology staff, which includes technology development, infrastructure support, actuarial, and third-party services. Technology and development also includes allocated facility costs and related overhead based on headcount.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commissions, advertising costs, and marketing expenditures, as well as employee compensation (including stock-based compensation and benefits) for employees engaged in sales, marketing, data analytics, and customer acquisition. The Company expenses advertising costs as incurred. Sales and marketing also include allocated facility costs and related overhead based on headcount. Advertising costs were $26.9 million and $28.9 million for the years ended December 31, 2022 and 2021, respectively.

General and Administrative

General and administrative expenses primarily consist of employee compensation (including stock-based compensation and benefits) for the Company's finance, human resources, legal, and general management functions as well as facilities, insurance, and professional services.

Impairment and Restructuring Charges

Impairment and restructuring charges consist of non-cash impairment charges relating to goodwill. The Company reviews goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist. If the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is calculated and an impairment loss equal to the excess is recorded. It also consists of severance and other personnel costs associated with exit and disposal activities as well as reductions in workforce.

Interest and Other (Income) Expense

Interest and other (income) expense after the Business Combination in August 2021 primarily consists of fair value adjustments on outstanding warrants. Prior to the Business Combination interest and other (income) expense primarily consisted of interest expense incurred for convertible promissory notes, fair value adjustments on preferred stock warrant liabilities, and fair value adjustments on the embedded derivative on the Company's convertible promissory notes.

Gain on Extinguishment of Debt

The Company recorded a gain on the extinguishment of the convertible promissory notes and related derivative liability of nil and $47.0 million for the years ended December 31, 2022 and 2021, respectively.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense based on the estimated fair value of equity-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing model. The Company recognizes stock-based compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards in the Company's consolidated statements of operations and comprehensive loss. The Company has elected to record forfeitures as they occur.

Certain employees early exercised stock options in exchange for promissory notes. The Company accounted for the promissory notes as nonrecourse in their entirety since the promissory notes are not aligned with a corresponding percentage of the underlying shares. The fair value of the stock option is recognized over the requisite service period through a charge to stock-based compensation expenses. The maturity date of the promissory notes reflects the legal term of the stock option for purposes of valuing the award. These loans and all interest accrued thereon was forgiven upon the consummation of the Business Combination. The forgiveness of the promissory notes were deemed to be exercises.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company accounts for application of the U.S. Global Intangible Low Taxed Income rules by recognizing the tax in the period in which it is incurred.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

Net Loss Per Share Attributable to Common Stockholders of Hippo Holdings Inc.

Basic and diluted net loss per share attributable to common stockholders of Hippo Holdings Inc. is presented in conformity with the two-class method required for common stock and participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its convertible preferred stock and unvested common stock, which includes early exercised stock options and restricted stock awards, to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of the Company's declaration of a dividend for shares of common stock.

Under the two-class method, the net loss attributable to common stockholders of Hippo Holdings Inc. is not allocated to the convertible preferred stock and unvested common stock as these securities do not have a contractual obligation to share in the Company's losses.

Distributed and undistributed earnings allocated to participating securities are subtracted from net loss in determining net loss attributable to common stockholders. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average shares used in computing net loss per share attributable to common stockholders.

For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Emerging Growth Company

The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (JOBS Act"). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to non-emerging growth companies or (2) within the same time periods as private companies.

The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless management determines that it is preferable to take advantage of early adoption provisions offered within the applicable guidance. The Company's utilization of these transition periods may make it difficult to compare the Company's financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which supersedes FASB *ASC Topic 840, Leases*, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use ("ROU") asset and lease liability, with an optional policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less. The amendments also require new disclosures, including qualitative and quantitative disclosures to enable users to understand the amount, timing, and judgements related to leases and the related cash flows. The Company adopted the new standard as of January 1, 2022, using the modified retrospective method of adoption with no adjustment to the opening balance sheet. The Company elected the package of practical expedients to not (i) reassess whether any expired or existing contracts are or contain a lease, (ii) reassess historical lease classifications for existing leases, and (iii) reassess initial direct costs for existing leases. The adoption of Topic 842 resulted in the recognition of lease liabilities of $17.4 million and corresponding ROU assets of $16.7 million which includes the effect of $0.7 million from reclassifying previously recognized deferred rent as an offset, in accordance with the transition guidance. The adoption did not have a material impact on the Company's consolidated statements of operations or consolidated statements of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, *Financial instruments — Credit Losses (Topic 326)*: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. The Company early adopted Topic 326 effective January 1, 2022 using the modified retrospective approach which resulted in no cumulative-effect adjustment to retained earnings. The adoption did not have a material impact on the Company's available-for-sale securities.

In December 2020, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 as of January 1, 2022, under the private company transition guidance and the adoption did not have a material impact on the Company's consolidated financial statements. Refer to above and Note 20 for further information.

Accounting Pronouncements Not Yet Adopted

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission ("SEC") did not have, nor does management expect such pronouncements for which the Company has not already adopted to have a significant impact on the Company's present or future consolidated financial statements.

2. Business Combinations

Business Combination - Reverse Recapitalization

On August 2, 2021, the Company completed the Business Combination (the "Closing").

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, RTPZ was treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization was treated as the equivalent of Old Hippo issuing stock for the net assets of RTPZ, accompanied by a recapitalization. Operations prior to the reverse recapitalization were those of Old Hippo.

In connection with the Business Combination:

- Certain accredited investors (the "PIPE Investors") entered into subscription agreements (the "PIPE Subscription Agreements") pursuant to which the PIPE Investors agreed to purchase 2,200,000 shares (the "PIPE Shares") of the Company's common stock at a purchase price per share of $250.00 and an aggregate purchase price of $550.0 million (the "PIPE Investment"). The PIPE Investment was consummated concurrently with the Closing.

- Hippo used $95.0 million to reacquire 380,000 shares of common stock from certain stockholders of Old Hippo prior to the Business Combination.

- Prior to the Business Combination, RTPZ issued an aggregate of 230,000 shares of Class B common stock (the "Founder Shares") to Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (the "Sponsor") for an aggregate purchase price of $25,000 in cash. All outstanding Founder Shares were automatically converted into shares of the Company's common stock on a one-for-one basis at the Closing and will continue to be subject to the transfer restrictions applicable to such Founder Shares.

- Prior to the Closing, holders of 770,455 shares of Class A common stock of RTPZ exercised their rights to redeem those shares for cash at an approximate price of $250.00 per share, for an aggregate of approximately $192.6 million which was paid to such holders at Closing. The remaining Class A common stock of RTPZ converted into shares of the Company's common stock on a one-for-one basis at the Closing.

- Immediately after giving effect to the Merger and the PIPE Investment, there were 22,389,249 shares of Hippo common stock outstanding.

The aggregate gross cash consideration received by the Company in connection with the Business Combination and the PIPE investment was $587.7 million, which consisted of proceeds of $550.0 million from the PIPE Investment, plus approximately $37.7 million of cash from the Company's trust account that held the proceeds from RTPZ's initial public offering (the "Trust Account") post-redemption of shares of RTPZ's Class A common stock from RTPZ's Class A stockholders. The aggregate cash consideration received was reduced by $95.0 million for the repurchase of common stock and reduced by $42.4 million for the payment of direct transaction costs incurred by Old Hippo and the Company which were reflected as a reduction of proceeds. The remaining consideration consisted of 19,809,704 newly issued shares of the Company's common stock.

The following table reconciles the elements of the Business Combination and the PIPE investment to the Condensed Consolidated Statements of Cash Flows and the Condensed Consolidated Statements of Stockholders' Equity for the year ended December 31, 2022:

in millions	Recapitalization	
Cash in trust, net of redemptions	$	37.7
Cash - PIPE		550.0
Less: Cash used for repurchase of common stock		(95.0)
Less: transaction costs and advisory fees		(42.4)
Net cash received from the Business Combination and PIPE investment	$	450.3
Net assets acquired from the Business Combination		3.6
Total	$	453.9

The number of shares of common stock issued immediately following the consummation of the Business Combination and the PIPE Investment:

	Number of Shares
Class A common stock outstanding prior to Business Combination	920,000
Less: Redemption of RTPZ Class A common stock	(770,455)
Class A common stock of RTPZ	149,545
RTPZ Founder shares – Class B	230,000
PIPE Shares	2,200,000
Business Combination and PIPE shares which converted to Hippo common stock	2,579,545
Old Hippo shares, net of repurchase [1]	19,809,704
Total shares of common stock outstanding immediately after Business Combination and PIPE investment	22,389,249

[1] *The number of Old Hippo shares was determined based on Old Hippo common stock outstanding immediately prior to the closing of the Business Combination multiplied by the Exchange Ratio of 6.95433 adjusted for buyback of 380,000 shares of common stock. For further details, refer to Note 19, Stockholders' Equity.*

In connection with the Business Combination, preferred stock warrants were exercised for cash proceeds of $29.0 million. See also Note 14, Convertible Promissory Notes and Derivative Liability, Note 15, Public Warrants and Private Placement Warrants, Note 18, Convertible Preferred Stock, and Note 19, Stockholders' Equity for additional information regarding changes to the instruments as a result of the Business Combination.

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

3. Investments

The amortized cost and fair value of fixed maturities securities and short-term investments are as follows (in millions):

	December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Fixed maturities available-for-sale:				
U.S. government and agencies	$ 21.6	$ —	$ (0.5)	$ 21.1
States and other territories	8.9	—	(0.6)	8.3
Corporate securities	54.8	0.1	(2.4)	52.5
Foreign securities	0.9	—	(0.1)	0.8
Residential mortgage-backed securities	20.4	0.1	(1.6)	18.9
Commercial mortgage-backed securities	6.5	—	(0.7)	5.8
Asset backed securities	14.2	—	(0.5)	13.7
Total fixed maturities available-for-sale	127.3	0.2	(6.4)	121.1
Short-term investments:				
U.S. government and agencies	129.1	—	(0.2)	128.9
Commercial paper	147.1	—	(0.6)	146.5
Corporate securities	49.4	—	—	49.4
Total short-term investments	325.6	—	(0.8)	324.8
Total	$ 452.9	$ 0.2	$ (7.2)	$ 445.9

	December 31, 2021			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Fixed maturities available-for-sale:				
U.S. government and agencies	$ 9.3	$ —	$ —	$ 9.3
States and other territories	5.8	—	(0.1)	5.7
Corporate securities	17.3	—	(0.2)	17.1
Foreign securities	0.9	—	—	0.9
Residential mortgage-backed securities	10.8	—	(0.2)	10.6
Commercial mortgage-backed securities	4.8	—	(0.1)	4.7
Asset backed securities	6.7	—	(0.1)	6.6
Total fixed maturities available-for-sale	$ 55.6	$ —	$ (0.7)	$ 54.9
Short-term investments:				
U.S. government and agencies	$ 9.1	$ —	$ —	$ 9.1
Total	$ 64.7	$ —	$ (0.7)	$ 64.0

The following tables present the gross unrealized losses and related fair values for the Company's investments in available-for-sale debt securities, grouped by duration of time in a continuous unrealized loss position as of December 31, 2022, and December 31, 2021 (in millions):

	December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities available-for-sale:						
U.S. government and agencies	$ 17.9	$ (0.4)	$ 1.1	$ (0.1)	$ 19.0	$ (0.5)
States and other territories	3.6	(0.1)	4.6	(0.5)	8.2	(0.6)
Corporate securities	30.5	(1.5)	11.1	(0.9)	41.6	(2.4)
Foreign securities	—	—	0.8	(0.1)	0.8	(0.1)
Residential mortgage-backed securities	6.3	(0.3)	7.6	(1.3)	13.9	(1.6)
Commercial mortgage-backed securities	1.9	—	3.9	(0.7)	5.8	(0.7)
Asset backed securities	5.5	(0.2)	3.7	(0.3)	9.2	(0.5)
Short-term investments:						
U.S. government and agencies	129.1	(0.2)	—	—	129.1	(0.2)
Commercial paper	147.1	(0.6)	—	—	147.1	(0.6)
Total	$ 341.9	$ (3.3)	$ 32.8	$ (3.9)	$ 374.7	$ (7.2)

	December 31, 2021					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities available-for-sale:						
Municipal securities	$ 4.9	$ (0.1)	$ 0.3	$ —	$ 5.2	$ (0.1)
Corporate securities	14.6	(0.2)	1.3	—	15.9	(0.2)
Residential mortgage-backed securities	10.3	(0.1)	0.2	(0.1)	10.5	(0.2)
Commercial mortgage-backed securities	4.7	(0.1)	—	—	4.7	(0.1)
Asset backed securities	5.4	(0.1)	—	—	5.4	(0.1)
Total	$ 39.9	$ (0.6)	$ 1.8	$ (0.1)	$ 41.7	$ (0.7)

The Company has determined that unrealized losses as of December 31, 2022 and December 31, 2021 resulted from the interest rate environment, rather than a deterioration of the creditworthiness of the issuers.

Therefore, an allowance for credit losses was not necessary as it is more likely than not that the Company will not be required to sell the investments before the recovery of the amortized cost basis or until maturity.

The amortized cost and fair value of fixed maturities securities by contractual maturity are as follows (in millions):

	December 31, 2022	
	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 10.6	$ 10.4
After one year through five years	67.0	64.0
After five years	8.6	8.3
Residential mortgage-backed securities	20.4	18.9
Commercial mortgage-backed securities	6.5	5.8
Asset backed securities	14.2	13.7
Total fixed maturities available-for-sale	$ 127.3	$ 121.1

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains on fixed maturity securities were insignificant for the years ended December 31, 2022 and 2021, respectively.

The Company's net investment income is comprised of the following (in millions):

	Years Ended December 31,	
	2022	2021
Interest on cash and cash equivalents	$ 2.4	$ —
Fixed maturities income	2.9	0.4
Short-term investment income	3.9	—
Total investment income	9.2	0.4
Investment expenses	(0.2)	(0.1)
Net investment income	$ 9.0	$ 0.3

Pursuant to certain regulatory requirements, the Company is required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in cash and cash equivalents or fixed maturities available-for-sale on the consolidated balance sheets. The carrying value of securities on deposit with state regulatory authorities total $12.6 million and $8.6 million as of December 31, 2022 and 2021, respectively.

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

4. Cash, Cash Equivalents, and Restricted Cash

The following table sets forth the cash, cash equivalents, and restricted cash (in millions):

	December 31	
	2022	**2021**
Cash and cash equivalents:		
Cash	$ 65.7	$ 219.2
Money market funds	87.1	556.4
Commercial paper	26.8	—
U.S. government and agencies	14.9	—
Total cash and cash equivalents	194.5	775.6
Restricted cash:		
Fiduciary assets	30.6	25.0
Letters of credit and cash on deposit	19.4	18.1
Total restricted cash	50.0	43.1
Total cash, cash equivalents, and restricted cash	$ 244.5	$ 818.7

5. Fair Value Measurement

The following table summarizes the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis (in millions):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash, cash equivalents, and restricted cash	$ 244.5	$ —	$ —	$ 244.5
Fixed maturities available-for-sale:				
U.S. government and agencies	21.1	—	—	21.1
States and other territories	—	8.3	—	8.3
Corporate securities	—	52.5	—	52.5
Foreign securities	—	0.8	—	0.8
Residential mortgage-backed securities	—	18.9	—	18.9
Commercial mortgage-backed securities	—	5.8	—	5.8
Asset backed securities	—	13.7	—	13.7
Total fixed maturities available-for-sale	21.1	100.0	—	121.1
Short-term investments				
U.S. government and agencies	128.9	—	—	128.9
Commercial paper	—	146.5	—	146.5
Corporate securities	—	49.4	—	49.4
Total short-term investments	128.9	195.9	—	324.8
Total financial assets	$ 394.5	$ 295.9	$ —	$ 690.4
Financial liabilities:				
Contingent consideration liability	$ —	$ —	$ 11.9	$ 11.9
Public warrants	0.2	—	—	0.2
Private placement warrants	—	0.1	—	0.1
Total financial liabilities	$ 0.2	$ 0.1	$ 11.9	$ 12.2

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash, cash equivalents, and restricted cash	$ 818.7	$ —	$ —	$ 818.7
Fixed maturities available-for-sale:				
U.S. government and agencies	9.3	—	—	9.3
States and other territories	—	5.7	—	5.7
Corporate securities	—	17.1	—	17.1
Foreign securities	—	0.9	—	0.9
Residential mortgage-backed securities	—	10.6	—	10.6
Commercial mortgage-backed securities	—	4.7	—	4.7
Asset backed securities	—	6.6	—	6.6
Total fixed maturities available-for-sale	9.3	45.6	—	54.9
Short-term investments				
U.S. government and agencies	—	9.1	—	9.1
Total financial assets	$ 828.0	$ 54.7	$ —	$ 882.7
Financial liabilities:				
Contingent consideration liability	$ —	$ —	$ 11.6	$ 11.6
Public warrants	2.2	—	—	2.2
Private placement warrants	—	2.1	—	2.1
Total financial liabilities	$ 2.2	$ 2.1	$ 11.6	$ 15.9

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. Other than the Private Warrant Liability noted below there were no transfers between levels in the fair value hierarchy during the years ended December 31, 2022 and December 31, 2021.

Contingent Consideration

The contingent consideration, relating to the Company's 2019 acquisition of North American Advantage Insurance Services, LLC is re-valued to fair value at the end of each reporting period using the present value of future payments based on an estimate of revenue and customer renewals of the acquiree. North American Advantage Insurance Services, LLC's ultimate parent company was Lennar Corporation, a related party of the Company. There is no limit to the maximum potential contingent consideration as the consideration is based on acquired customer retention. The table below presents the changes in the contingent consideration liability valued using Level 3 inputs (in millions):

	2022	2021
Balance as of January 1,	$ 11.6	$ 12.0
Payments of contingent consideration	(3.8)	(3.9)
Changes in fair value	4.1	3.5
Balance as of December 31,	$ 11.9	$ 11.6

Preferred Stock Warrant Liabilities

The preferred stock warrants were issued through the issuance of Series A-2 and Series C-1 Preferred Stock in March 2017 and October 2018, respectively. The warrants were vested immediately. Prior to the Business

Combination on August 2, 2021, the holders exercised their warrants for 0.1 million shares of Old Hippo preferred stock in exchange for 0.7 million shares of the Company's common stock.

The warrants were classified as a liability as the underlying redeemable convertible preferred stock was not considered redeemable and would have required us to transfer assets upon exercise. Prior to the Business Combination on August 2, 2021, the aggregate fair value of the preferred stock warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used the fair value of its common share per the Business Combination to mark to market the value of the warrants upon exercise immediately prior to the Business Combination.

The table below presents changes in the preferred stock warrant liability (in millions):

	2021
Balance as of January 1,	$ 22.9
Changes in fair value	121.6
Settlement of preferred stock warrants	(144.5)
Balance as of December 31,	$ —

Derivative Liability on Notes

The embedded derivative liabilities on the previously issued and outstanding convertible promissory notes were re-valued to the then current fair value at the end of the reporting period using the income-based approach with or without a 10% discount. As of August 2, 2021, the expected time to conversion used in the final mark to market valuation was 0.0-2.6 years. The table below presents the changes in derivative liability on convertible promissory notes valued using Level 3 inputs (in millions):

	2021
Balance as of January 1,	$ 113.3
Initial measurement of new derivative	2.8
Changes in fair value	61.4
Settlement of derivative liability	(177.5)
Balance as of December 31,	$ —

Warrant Liability

The public and private warrants (as noted in Note 15) were acquired as part of the Business Combination and are measured at fair value on a recurring basis at the end of each reporting period within accrued expenses and other liabilities in the consolidated balance sheet.

The Public Warrant Liability is classified as a Level 1 fair value measurement due to the use of an observable market quote in an active market. The Company reclassified the Private Placement Warrants from Level 3 to Level 2 as of December 31, 2021, as the Company considers the fair value of each Private Placement Warrant to be equivalent to that of each Public Warrant, with an immaterial adjustment for short-term marketability restrictions.

The following table presents the changes in the fair value of the warrant liability (Public Warrants and Private Placement Warrants) (in millions):

	2022	2021
Balance as of January 1,	$ 4.3	$ —
Initial measurement of warrants	—	14.6
Changes in fair value	(4.0)	(10.3)
December 31,	$ 0.3	$ 4.3

6. Goodwill

The following table represents the changes in goodwill (in millions):

Balance at January 1, 2021	$ 47.8
Additions from acquisitions	5.2
Other adjustments	$ 0.5
Balance at December 31, 2021	$ 53.5
Impairment charges	(53.5)
Balance at December 31, 2022	$ —

The Company reviews goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist ("a triggering event"). During the third quarter of 2022, management identified quantitative and qualitative factors that indicated a triggering event, mainly due to the sustained decrease in stock price and continued deterioration of general macroeconomic conditions. The Company performed a valuation at the reporting unit level using an income-based approach. These forecasts and assumptions are highly subjective. Given the results of the Company's quantitative assessment, the Company determined that all the reporting units' goodwill was impaired and the Company recorded impairment charges of $53.5 million, which are included in impairment and restructuring charges in the accompanying consolidated statements of operations and comprehensive loss. See Note 22 for additional information regarding the Company's acquisitions including recognition of goodwill.

7. Intangible Assets

		December 31,					
		2022			2021		
	Weighted-Average Useful Life Remaining (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in millions)			(in millions)		
Agency and carrier relationships	6.0	$ 13.5	$ (3.4)	$ 10.1	$ 13.5	$ (1.7)	$ 11.8
State licenses and domain name	Indefinite	10.5	—	10.5	10.5	—	10.5
Customer relationships	2.3	13.7	(8.5)	5.2	13.7	(6.0)	7.7
Developed technology	—	—	—	—	3.6	(2.7)	0.9
Value of business acquired	—	—	—	—	0.1	(0.1)	—
Other	6.1	1.7	(0.6)	1.1	2.0	(0.7)	1.3
Total intangible assets, net		$ 39.4	$ (12.5)	$ 26.9	$ 43.4	$ (11.2)	$ 32.2

Amortization expense related to intangible assets for the years ended December 31, 2022 and 2021 was $5.3 million and $5.7 million, respectively. The amortization expense is included in technology and development expenses for developed technology, sales and marketing expenses for customer relationships, agency relationships, carrier relationships and other.

As of December 31, 2022, the projected annual amortization expense for the Company's intangible assets for the next five years is as follows (in millions):

Years Ending December 31,		
2023	$	4.3
2024		4.1
2025		2.5
2026		1.8
2027		1.8
Thereafter		1.9
Total	$	16.4

8. Capitalized Internal Use Software

	December 31,	
	2022	**2021**
	(in millions)	
Capitalized internal use software	$ 56.4	$ 34.5
Less: accumulated amortization	(17.6)	(8.6)
Total capitalized internal use software	$ 38.8	$ 25.9

Amortization expense related to capitalized internal use software for the years ended December 31, 2022 and 2021 was $9.0 million and $4.9 million, respectively.

9. Other Assets

	December 31,	
	2022	**2021**
	(in millions)	
Prepaid expenses	$ 17.4	$ 21.2
Claims receivable	9.0	24.4
Lease right-of-use assets	27.6	—
Property and equipment	5.4	1.1
Other	4.2	5.1
Total other assets	$ 63.6	$ 51.8

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

10. Accrued Expenses and Other Liabilities

	December 31,	
	2022	**2021**
	(in millions)	
Claim payments outstanding	$ 27.7	$ 23.2
Lease liability	28.9	—
Advances from customers	10.2	8.7
Deferred revenue	11.0	11.2
Employee related accruals	6.2	8.5
Premium refund liability	8.2	4.8
Fiduciary liability	6.6	3.7
Contingent consideration liability	11.9	11.6
Other	17.5	23.7
Total accrued expenses and other liabilities	$ 128.2	$ 95.4

11. Loss and Loss Adjustment Expense Reserves

The reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses, net of reinsurance is summarized as follows for the years ended December 31, (in millions):

	2022	2021
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of beginning of the period	$ 260.8	$ 105.1
Reinsurance recoverables on unpaid losses and LAE	(216.8)	(92.1)
Reserve for losses and LAE, net of reinsurance recoverables as of beginning of the period	44.0	13.0
Add: Incurred losses and LAE, net of reinsurance, related to:		
Current year	113.2	85.0
Prior years	(11.8)	(0.6)
Total incurred	101.4	84.4
Deduct: Loss and LAE payments, net of reinsurance, related to:		
Current year	56.7	43.6
Prior year	23.7	9.8
Total paid	80.4	53.4
Reserve for losses and LAE, net of reinsurance recoverables at end of period	65.0	44.0
Add: Reinsurance recoverables on unpaid losses and LAE at end of period	228.8	216.8
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of end of the period	$ 293.8	$ 260.8

Loss development occurs when actual losses incurred vary from the Company's previously developed estimates, which are established through the Company's loss and LAE reserve estimate processes.

Net incurred losses and LAE experienced favorable development of $11.8 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively. The prior period development of $11.8 million was driven primarily by favorable net loss development relating to the 2021 accident year, resulting in a net release of

122

$5.8 million from attritional reserves and $6.0 million from catastrophe reserves. These changes are primarily a result of ongoing analysis of claims emergence patterns and loss trends.

Incurred Loss and LAE, Net of Reinsurance

The following tables present information about incurred and paid loss development as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves. For the purpose of defining claims frequency, the number of reported claims is by loss occurrence and does not include claims that do not result in indemnification of loss. The information about incurred and paid claims development for the years ended prior to December 31, 2021 is presented as unaudited supplementary information. In addition, the following table shows incurred loss and LAE by accident year in aggregate as the Company has one single operating and reportable segment (in millions, except for number of claims):

	December 31,							December 31, 2022	
	2016*	2017*	2018*	2019*	2020*	2021	2022	IBNR	Cumulative Number of Reported Claims
Accident Year									
2016	$ 2.5	$ 1.9	$ 1.9	$ 1.8	$ 1.8	$ 1.8	$ 1.8	$ —	711
2017		5.2	5.4	4.0	4.0	4.1	4.0	—	3,071
2018			7.8	7.2	7.2	7.2	6.8	0.1	5,927
2019				4.8	4.8	4.7	4.8	—	14,943
2020					28.6	28.1	29.9	0.8	30,235
2021						76.7	63.5	4.6	40,878
2022							94.3	41.8	40,213
Total incurred Loss and Loss Adjustment Expenses, net							$ 205.1	$ 47.3	135,978

* Presented as unaudited required supplementary information

Cumulative Paid Loss and LAE, Net of Reinsurance

	December 31,						
	2016*	2017*	2018*	2019*	2020*	2021	2022
Accident Year							
2016	$ 1.2	$ 1.8	$ 1.9	$ 1.8	$ 1.8	$ 1.8	$ 1.8
2017		3.0	4.0	4.0	4.0	4.0	4.0
2018			5.3	5.7	5.7	5.8	6.7
2019				3.2	4.4	4.6	4.7
2020					1.8	26.8	28.8
2021						35.3	55.8
2022							38.3
Total paid losses and LAE, net							$ 140.1
Total unpaid loss and LAE reserves, net							65.0
Ceded unpaid loss and LAE							$ 228.8
Gross unpaid loss and LAE							$ 293.8

* Presented as unaudited required supplementary information

Average Annual Percentage Payout of Incurred Loss By Age, Net of Reinsurance (Unaudited Supplementary Information)

The following table presents the average annual percentage payout of incurred losses by age, net of reinsurance as of December 31, 2022:

Years	1	2	3	4	5
Property and Casualty	56%	35%	3%	1%	5%

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables with respect to the current accident year is as follows (in millions):

	2022 Current Accident Year		2021 Current Accident Year	
	Incurred	**Paid**	**Incurred**	**Paid**
Development table	$ 94.3	$ 38.3	$ 76.7	$ 35.3
Unallocated loss adjustment expense	18.9	18.9	8.3	8.3
Other	—	(0.5)	—	—
Rollforward table	$ 113.2	$ 56.7	$ 85.0	$ 43.6

12. Reinsurance

The Company purchases reinsurance to help manage exposure to property and casualty insurance risks, including attritional and catastrophic risks. The Company's insurance company subsidiaries have entered into proportional and non-proportional reinsurance treaties, under which a significant portion of the liabilities have been ceded to third-party reinsurers. The Company also assumes risk from non-affiliated insurance carriers.

Proportional Reinsurance Treaties — Hippo

For the Company's primary homeowners reinsurance treaty commencing in 2022, the Company secured quota share reinsurance from a diverse panel of eleven third-party reinsurers. All reinsurers are either rated "A-" *Excellent* or better by AM Best, or the reinsurance is collateralized. In 2022 the Company retained approximately 10% of the premium through the Company's insurance company subsidiaries, including the Company's captive reinsurance company, RHS. Additionally, the reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss ratio caps and loss corridors, which align the Company's interests with those of its reinsurers. Similar to the prior year, the Company saw increased use of loss participation features in the 2022 reinsurance agreements, which may increase the amount of losses retained by its insurance company subsidiaries in excess of the Company's pro rata participation. The Company also seeks to further reduce its risk retention through purchases of non-proportional reinsurance described below in the section titled "Non-Proportional Reinsurance."

For the Company's primary homeowners reinsurance treaty that commenced in 2021, the Company secured proportional reinsurance from a diverse panel of nine third-party reinsurers with AM Best ratings of "A-" or better. A total of approximately 12% of the premium was retained either by Spinnaker or RHS, which aligns interests with third-party reinsurers. Two of the reinsurers, representing approximately one-third of the programs, provided three-year agreements.

Non-Proportional Reinsurance — Hippo

The Company also purchases non-proportional XOL reinsurance. Through the Company's insurance company subsidiaries, the Company is exposed to the risk of natural catastrophe events that could occur on the risks arising from policies underwritten by the Company.

Other Reinsurance

Spinnaker purchases reinsurance for programs written by MGAs other than Hippo. The reinsurance treaties are a mix of proportional and XOL in which approximately 75% to 100% of the risk is ceded. The reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss caps, and may increase the amount of losses retained by the Company in excess of the Company's pro-rata participation. Such provisions are recognized in the period based on the experience to date under the agreement.

Spinnaker also purchases a corporate catastrophe XOL program that attaches above the reinsurance programs protecting the business written by Hippo as well as the other MGAs. This treaty has a floating retention and attaches at the exhaustion point of the underlying programs' specific reinsurance. This program provides protection to the Company from catastrophes that could impact a large number of insurance policies underwritten by the Company or other MGAs. The Company buys XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period. This reinsurance protects us from all but the most severe catastrophic events.

With all reinsurance programs, the Company's wholly owned insurance carriers are not relieved of their primary obligations to policyholders in the event of a default or the insolvency of its reinsurers. As a result, a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and, in certain circumstances, hold substantial collateral (in the form of funds withheld, qualified trusts, and letters of credit) as security under the reinsurance agreements. No allowance has been recorded in the years ended December 31, 2022 and 2021 for amounts anticipated to be uncollectible or for the anticipated failure of a reinsurer to meet its obligations under the contracts.

The following table reflects amounts affecting the consolidated statements of operations and comprehensive loss for ceded reinsurance (in millions):

| | **For the Years Ended December 31,** | | | | | |
| | **2022** | | | **2021** | | |
	Written Premiums	Earned Premiums	Loss and LAE Incurred	Written Premiums	Earned Premiums	Loss and LAE Incurred
Direct	$ 628.3	$ 541.1	$ 409.6	$ 474.0	$ 364.7	$ 498.5
Assumed	1.6	0.4	0.1	3.3	9.8	16.9
Gross	629.9	541.5	409.7	477.3	374.5	515.4
Ceded	(580.3)	(499.0)	(308.3)	(434.8)	(335.6)	(431.0)
Net	$ 49.6	$ 42.5	$ 101.4	$ 42.5	$ 38.9	$ 84.4

As of December 31, 2022 and December 31, 2021, a provision for sliding scale commissions of $3.5 million and $8.6 million, respectively, is included in provision for commission on the consolidated balance sheets. As of December 31, 2022 and December 31, 2021, a receivable for sliding scale commissions of

$4.5 million and $2.7 million, respectively, is included in ceding commissions receivable on the consolidated balance sheets.

As of December 31, 2022 and December 31, 2021, a provision for loss participation features of $51.3 million and $8.3 million, respectively, was recorded as a contra-asset in reinsurance recoverable on the consolidated balance sheets.

Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balance is presented in the table below (in millions).

	December 31,	
	2022	**2021**
Reinsurance recoverable on paid loss	$ 57.5	$ 50.1
Ceded unpaid loss and LAE	228.8	216.8
Total reinsurance recoverable	$ 286.3	$ 266.9

To reduce credit exposure to reinsurance recoverable and prepaid reinsurance premium balances, the Company evaluates the financial condition of its reinsurers and, in certain circumstances holds collateral in the form of funds withheld and letters of credit as security under the terms of its reinsurance contracts. The Company has the following unsecured reinsurance recoverable and prepaid reinsurance premium balances from reinsurers (in millions):

		December 31,	
AM Best Rating	**Reinsurer**	**2022**	**2021**
A+	Everest Insurance Company	$ 55.3	$ 65.7
A+	Hannover Rück SE	49.9	—
A	Validus Reinsurance (Switzerland) Ltd.	42.2	57.5
A+	Munich Reinsurance America, Inc.	34.3	18.3
A+	Digital Advantage Insurance Company	19.4	—
A+	Partner Reinsurance Company Ltd.	18.7	—
A+	Partner Reinsurance Company of the U.S.	15.0	—
		$ 234.8	$ 141.5
	Other reinsurers	121.2	179.6
		$ 356.0	$ 321.1

13. Geographical Breakdown of Gross Written Premium

Gross written premium by state is as follows (in millions):

| | Years Ended December 31, | | | |
| | 2022 | | 2021 | |
State	Amount	% of	Amount	% of
Texas	$ 155.6	24.7 %	$ 139.2	29.2 %
California	116.3	18.5 %	85.2	17.9 %
Florida	55.4	8.8 %	26.8	5.6 %
Georgia	29.3	4.7 %	22.0	4.6 %
Illinois	22.7	3.6 %	19.1	4.0 %
Colorado	19.3	3.1 %	13.6	2.8 %
Missouri	15.0	2.4 %	13.0	2.7 %
Arizona	14.3	2.3 %	11.4	2.4 %
Ohio	13.8	2.2 %	10.5	2.2 %
New Jersey	14.0	2.2 %	10.4	2.2 %
Other	174.2	27.7 %	126.1	26.4 %
Total	$ 629.9	100 %	$ 477.3	100 %

14. Convertible Promissory Notes and Derivative Liability

In November 2020, and December 2020, Old Hippo issued convertible promissory notes totaling $377.5 million that mature in November 2023, and December 2023. In February 2021, Old Hippo issued an additional convertible promissory note of $7.0 million that mature in February 2024 for management services provided. The convertible promissory notes bore interest at 2.5% compounded semi-annually. If a conversion event had not occurred, the annual interest rate would have automatically increased by 2.5% up to 7.5% after certain periods specified in the Purchase Agreement. After 15 months from issuance, if a conversion event had not occurred, interest would accrue at 5% per annum, compounding semi-annually, unless the Company filed an S-1 or signed a letter of intent or definitive agreements with respect to a qualified private round or public issuer merger, in which case the interest rate would have increased to 5% to apply after 21 months from issuance, provided a conversion on event had not occurred. With a prior written consent from the investor, the Company had the ability to repay the convertible promissory notes and interest, in whole or in part, any time in cash before the maturity date without a prepayment penalty. The convertible promissory notes contained an embedded derivative.

The fair value of the embedded derivatives upon issuance of the notes was $110.0 million. Interest expense was accreted on the convertible promissory notes between issuance and maturity dates with the expectation that principal and interest are likely to be settled in shares of common stock of the Company at a variable conversion price calculated at 90% of the price of the common stock of the Company. For additional information on derivative liability, refer to Note 5, Fair Value Measurement of these consolidated financial statements.

In connection with the Closing of the Business Combination on August 2, 2021, the convertible promissory notes converted into 1.8 million shares of the Company's common stock.

The carrying value of the convertible promissory notes at the conversion date was $304.0 million, net of $86.9 million of the deferred discount and issuance costs, and the carrying value of the derivative liability of $177.5 million after the final fair value adjustment on the conversion date were recorded to equity. A gain of $47.0 million was recognized upon the extinguishment of the debt and related derivative liability as the carrying amounts exceeded the value of the shares issued.

15. Public Warrants and Private Placement Warrants

In November 2020, in connection with the RTPZ IPO, RTPZ issued 4.6 million warrants (the "Public Warrants") to purchase its Class A ordinary shares at $287.50 per share. Concurrently, RTPZ also issued 4.4 million warrants (the "Private Placement Warrants" and, together with the Public Warrants, the "Public and Private Placement Warrants") to its Sponsor to purchase its Class A ordinary shares at $287.50 per share. In connection with the Business Combination, the Public and Private Placement warrants converted, on a one-for-one basis, into warrants to purchase Company common stock. All of the Public and Private Placement Warrants were outstanding as of December 31, 2022.

The Company classified the Public and Private Placement Warrants as other liabilities on its consolidated balance sheets as these instruments are precluded from being indexed to the Company's own stock. In certain events outside of the Company's control, the Public Warrant and Private Placement Warrant holders are entitled to receive cash, while in certain scenarios, the holders of the common stock are not entitled to receive cash or may receive less than 100% of any proceeds in cash, which precludes these instruments from being classified within equity. The Public and Private Placement Warrants were initially recorded at fair value on the date of the Business Combination and are subsequently adjusted to fair value at each subsequent reporting date. Changes in the fair value of these instruments are recognized within interest and other (income) expense, net in the Consolidated Statements of Operations and Comprehensive Loss. See Note 5, Fair Value Measurement for additional information on valuation.

16. Commitments and Contingencies

Purchase Commitments

As of December 31, 2022, the Company has total minimum purchase commitments, which must be made during the next three years, of $11.4 million.

Legal Proceedings

From time to time, the Company may become involved in litigation or other legal proceedings. The Company is routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. The Company does not believe it is a party to any pending litigation or other legal proceedings that is likely to have a material adverse effect on the Company's business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On November 19, 2021, Hippo and Assaf Wand were named in a civil action in San Francisco Superior Court brought by Eyal Navon. Mr. Navon brings six causes of action against Mr. Wand for breach of fiduciary duty, breach of contract, promissory estoppel, fraud, negligent misrepresentation, and constructive fraud surrounding a loan and call option entered into between Innovius Capital Canopus I, L.P. ("Innovius") and Mr. Navon, as well as alleged promises made by Mr. Wand to Mr. Navon while Mr. Navon was an employee of Hippo. Mr. Navon brings two causes of action against Hippo – he repeats the fraud claim that is alleged against the Mr. Wand, and also alleges a claim for declaratory judgment, requesting that the Court declare that Mr. Navon properly revoked the call option he entered into with Innovius. Hippo has engaged counsel to defend both Hippo and Mr. Wand.

On January 20, 2022, Hippo filed a demurrer moving to dismiss the claims alleged in the complaint against Hippo, which the Court sustained with leave to amend on March 8, 2022. On May 2, 2022, Mr. Navon amended his complaint, naming Hippo in his breach of contract, promissory estoppel, negligent misrepresentation, and constructive fraud causes of action (in addition to re-pleading the declaratory relief and fraud causes of action). Hippo filed a second demurrer in response to the amended complaint, which the Court denied on July 22, 2022. The Company's Directors & Officers insurance carrier has been notified of this result. On August 9, 2022, Hippo filed an answer to the claims contained in the amended complaint. The parties are engaged in fact discovery, and a trial date is set for November 6, 2023. Hippo intends to move for summary judgment against the claims alleged in the amended complaint.

17. Leases

Operating Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2030, some of which include options to extend the leases for up to 5 years. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably certain.

The Company recognized operating lease expense of $5.2 million for the year ended December 31, 2022. Under ASC 840, the operating lease expense was $3.1 million for the year ended December 31, 2021.

The weighted average remaining lease term and the weighted average discount rate for operating leases as of December 31, 2022 were:

Weighted average remaining lease term	5.05
Weighted average discount rate	4.9%

Maturities of operating lease liabilities by fiscal year as of December 31, 2022 are (in millions):

Years Ending December 31,		
2023	$	6.7
2024		7.2
2025		6.7
2026		5.4
2027		2.4
Thereafter		4.6
Total undiscounted lease payments	$	33.0
Less: Imputed interest	$	(4.1)
Present value of lease payments	$	28.9

Supplemental cash flow information about the Company's operating leases (in millions):

	For the Year Ended December 31,	
	2022	
Cash paid for operating lease liabilities	$	(4.4)
Right-of-use assets obtained in exchange for new operating liabilities		15.0

18. Convertible Preferred Stock

Prior to December 31, 2021, Old Hippo issued Series A-1, A-2, B, C, D, and E convertible preferred stock. There were no new issuances of preferred stock during the year ended December 31, 2022, other than the exercise of preferred stock warrants noted below.

Upon the Closing of the Business Combination, after the exercise of preferred stock warrants, all outstanding shares of Old Hippo's preferred stock automatically converted into 12.9 million shares of the Company's common stock after giving effect to the Exchange Ratio. See Note 2, Business Combinations for additional information on the Business Combination.

Preferred Stock Warrant Liabilities

In connection with obtaining a line of credit in March 2017, Old Hippo issued 1.1 thousand warrants to purchase Series A-2 Preferred Stock. The warrants vested immediately and were exercisable up to March 13, 2027.

In connection with the issuance of Series C Preferred Stock, in October 2018, Old Hippo issued to an investor 0.1 million warrants to purchase Series C-1 Preferred Stock. The warrants are exercisable upon vesting. In April 2020, the warrants were fully vested. The warrants will expire at the earliest of a deemed liquidation event, stock sale, or October 25, 2022.

In August 2021, prior to the Business Combination, the holders exercised their warrants for 0.1 million shares of Old Hippo preferred stock. After giving effect to the Exchange Ratio upon the Closing of the Business Combination, the 0.1 million shares of Old Hippo preferred stock converted into 0.7 million shares of the Company's common stock.

Warrants to purchase shares of redeemable convertible preferred stock were classified as a liability as the underlying redeemable convertible preferred stock was not considered redeemable and would have required us to transfer assets upon exercise. The warrants were recorded at fair value upon issuance and are subject to remeasurement to fair value at each subsequent balance sheet date.

Prior to the Business Combination on August 2, 2021, the aggregate fair value of the preferred stock warrant liability was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy.

19. Stockholders' Equity

Common Stock

On August 2, 2021, the Company's common stock and warrants began trading on the New York Stock Exchange ("NYSE") under the ticker symbols "HIPO" and "HIPO.WS", respectively. Pursuant to Certificate of Incorporation, the Company is authorized to issue 80 million shares of common stock, with a par value of $0.0001 per share. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. No dividends have been declared or paid since inception.

As described in Note 2, Business Combinations, the Company issued 19.8 million shares of the Company's common stock in the Business Combination. The below table shows the conversion of Old Hippo's outstanding instruments on the date of the Closing that were converted, exercised, or issued as stock consideration.

Description	Balance outstanding prior to the Business Combination	Exchange Ratio	Post Conversion Balances
Old Hippo common stock	637,636	6.95433	4,434,337
Old Hippo convertible preferred stock	1,759,407	6.95433	12,235,497
Old Hippo convertible promissory notes	249,912	6.95433	1,737,972
Old Hippo preferred stock warrants	99,764	6.95433	693,796
Old Hippo common stock warrants	156,463	6.95433	1,088,102
			20,189,704
Less: Repurchase of common stock			(380,000)
Net Old Hippo shares consideration			19,809,704

In connection with the Closing of the Business Combination on August 2, 2021, the Company issued 2,200,000 shares of Common Stock in the PIPE Investment to certain qualified institutional buyers and accredited investors that agreed to purchase such shares, for aggregate consideration of $550.0 million. Refer to Note 2, Business Combinations for more information.

Common Stock Warrants

In December 2017, the Company issued 0.2 million warrants for common stock to one of its investors. The warrants were subject to performance vesting and are accounted for as stock-based compensation expense when it is probable that the awards will vest. In October 2018 in connection with the issuance of Series C Preferred Stock, these warrants were amended to eliminate the performance vesting conditions and replace it with a time-based condition. Up until the amended date, none of the warrants were probable of being vested and no expense had been recorded. The fair value of the warrant upon the amendment was allocated to additional paid-in capital as part of the issuance of Series C Preferred Stock, net of issuance costs and preferred stock warrants.

In February 2018, the Company issued 0.2 million warrants for common stock to one of its investors. The warrants are subject to performance vesting and is accounted for as stock-based compensation expense when it is probable that the awards will vest. In December 2020, these warrants were amended, and 2.5 thousand warrants were vested. As a result of the modification, the Company recorded a stock-based compensation charge of $1.0 million to reflect the acceleration of 2.5 thousand shares that would otherwise not have vested. Up until the amended date, none of the remaining warrants were probable of being vested and no expense had been recorded.

On August 2, 2021, 0.2 million warrants were exercised for shares of Old Hippo common stock and the remaining 0.2 million warrants were cancelled. After giving effect to the Exchange Ratio and upon the Closing of the Business Combination, the exercised warrants converted into 1.1 million shares of Hippo Holdings Inc. common stock.

Stock-Based Compensation Plans

2019 Stock Option and Grant Plan

Adopted in 2019, the 2019 Stock Option and Grant Plan ("the 2019 Stock Plan") provides for the direct award or sale of shares, the grant of options to purchase shares, and the grant of restricted stock units ("RSUs") to employees, consultants, and outside directors of the Company. Stock options under the plan may be either incentive stock options ("ISOs") or non-qualified stock options ("NSOs"), with an exercise price of not less than 100% of fair market value on the grant date, with a term less than or equal to ten years. The vesting period of each option and RSU shall be as determined by a committee of the Company's board of directors but is generally over four years. Upon the closing of the Business Combination, the remaining unallocated share reserve under the 2019 Plan was cancelled and no new awards will be granted under such plan. Awards outstanding under the 2019 Plan were assumed by the Company upon the Closing and continue to be governed by the terms of the 2019 Plan.

2021 Incentive Award Plan

In connection with the Closing of the Business Combination, on August 2, 2021, the Company adopted the 2021 Incentive Award Plan (the "2021 Plan"), which authorized for issuance 3.1 million shares of common stock. The 2021 Plan provides for the issuance of a variety of stock-based compensation awards, including stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash-based awards. The vesting period of each option and award shall be as determined by a committee of the Company's board of directors but is generally over two to four years. This reserve increases on January 1 of each year through 2031, by an amount equal to the smaller of: (i) 5% of the number of shares of common stock issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) an amount determined by the board of directors.

Stock Options

The following table summarizes option activity under the plans:

	Options Outstanding		Weighted-Average Remaining	Aggregate Intrinsic
	Number of Shares	Weighted Average Exercise Price	Contract Term (In Years)	Value (In Millions)
Outstanding as of January 1, 2021	2,888,211	$ 18.76	8.9	$ 108.9
Granted	387,421	120.37	—	—
Exercised	(913,892)	12.10	—	38.9
Cancelled/Expired	(460,576)	51.24	—	13.9
Outstanding as of December 31, 2021	1,901,163	$ 33.05	8.3	$ 84.8
Granted	625,578	45.07	—	—
Exercised	(145,525)	13.80	—	3.7
Cancelled/Expired	(394,238)	41.61	—	2.2
Outstanding as of December 31, 2022	1,986,978	$ 36.54	7.8	$ 1.3
Vested and exercisable as of December 31, 2022	1,060,363	$ 30.34	7.4	$ 1.2

The aggregate intrinsic value of options exercised during the years ended December 31, 2022 and 2021 was $3.7 million and $38.9 million, respectively, and is calculated based on the difference between the exercise price and the fair value of the Company's common stock as of the exercise date. The weighted-average grant date fair value of options granted during the years ended December 31, 2022 and 2021 was $15.24 and $56.00 per share, respectively.

Total unrecognized compensation cost of $18.5 million as of December 31, 2022 is expected to be recognized over a weighted-average period of 1.5 years.

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

Valuation Assumptions of Stock Options

The fair value of granted stock options was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model, based on the following inputs:

	December 31,	
	2022	**2021**
Expected term (in years)	5.0 - 6.7	5.4 - 6.5
Expected volatility	29.6% - 30.9%	29.6% - 30.1%
Risk-free interest rate	2.7% - 3.0%	0.6% - 1.4%
Expected dividend yield	—%	—%

Expected Term – The expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company has opted to use the simplified method for estimating the expected term of options. Accordingly, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility – Due to the Company's limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the grant's expected term.

Expected Dividend Yield – The Company has never paid dividends and does not currently expect to pay dividends.

Fair value of common stock – Prior to contemplating a public market transaction, the Company established the fair value of common stock by using the option pricing model (Black-Scholes Model based) via the back-solve method and through placing weight on previously redeemable preferred stock transactions. Once the Company made intentional progress toward pursuing a public market transaction, it began applying the probability-weighted expected return method to determine the fair value of its common stock. The probability weightings assigned to certain potential exit scenarios were based on management's expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. Subsequent to the Business Combination, the Company determined the value of its common stock based on the observable daily closing price of its common stock (ticker symbol "HIPO").

Early Exercises of Stock Options

In 2019, certain employees early exercised stock options in exchange for promissory notes. The Company accounted for the promissory notes as nonrecourse in their entirety because the promissory notes are not aligned with a corresponding percentage of the underlying shares. The early exercises of options were not deemed to be substantive exercises for accounting purposes. Each of these loans and all interest accrued thereon was forgiven upon the consummation of the Business Combination. The forgiveness of the promissory notes were deemed to be exercises of the 0.4 million stock options with an intrinsic value of $94.0 million on the date of forgiveness. The Company accounted for the forgiveness as a modification to the options granted and incurred an immediate incremental stock-based compensation charge of $2.1 million during the year ended December 31, 2021. The unvested shares subject to repurchase fully vest in 2023.

In 2020 and 2021, certain employees early exercised stock options with cash. On December 31, 2022 and December 31, 2021, the Company had $1.4 million and $2.2 million, respectively, recorded in accrued expenses and other liabilities related to early exercises of the stock options, and the related number of unvested shares subject to repurchase was 0.1 million and 0.1 million, respectively.

On March 1, 2023, the Board approved a one-time repricing of certain stock option awards that had been granted to date. The repricing will impact out-of-the-money stock options held by all employees who remain employed through March 6, 2023 (the "Repricing Date"), including our executive officers. Each stock option will be repriced to have a per share exercise price equal to the closing price of the Company's Common Stock on the Repricing Date. There were no changes to the number of shares, the vesting schedule or the expiration date of the repriced stock options, except for the exercise price premium for the Company's executive officers as described further below.

For our C-level employees, each such employee who had their stock options repriced in accordance with the above will have a premium on the exercise price of their options in effect until the first anniversary of the Repricing Date (the "Premium End Date"), whereby in in the event the applicable employees (i) exercises his/her stock options prior to the Premium End Date or (ii) does not provide services to the Company as an employee or as a consultant through the Premium End Date, the exercise price applicable to the Premium Shares will be two times the closing price of the Company's Common Stock on the Repricing Date.

Restricted Stock Units and Performance Restricted Stock Units

The Company grants service based RSUs and performance based RSUs ("PRSUs") as part of the Company's equity compensation plans.

The Company measures RSU and PRSU expense for awards granted based on the estimated fair value of those awards at grant date. To estimate the fair value of PRSUs containing a market condition, the Company uses the Monte Carlo valuation model. The fair value of all other awards is based on the closing price of the Company's common stock as reported on the NYSE on the date of grant. The RSUs generally vest over a period of two to four years. The PRSUs vest based on the level of achievement of the performance goals and continued employment with the Company over a one to four year performance period.

Stock-based compensation expense for RSUs are recognized based on the straight-line basis over the employee requisite service period. Stock-based compensation expense for PRSUs are recognized on a graded accelerated basis over the employee requisite service period. The Company accounts for forfeitures as they occur.

During the year ended December 31, 2022, the Company granted 1.1 million PRSUs. Half of the PRSUs granted are subject to the achievement of market-based performance goals and the remaining PRSUs subject to vesting pursuant to internal financial measures. The actual number of units that ultimately vest will range from 0% to 100% of the granted amount, based on the level of achievement of the performance goals and continued employment with the Company.

The following table presents the assumptions utilized in the Monte Carlo valuation model for market-based awards for the period indicated:

	December 31, 2022
Expected term (in years)	4.1
Expected volatility	95.0 %
Risk-free interest rate	2.9 %
Expected dividend yield	— %

The following table summarizes the RSU and PRSU activity for the year ended December 31, 2022:

	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested and outstanding as of December 31, 2020	— $	—
Granted	1,208,279	99.83
Vested	(7,505)	100.01
Canceled and forfeited	(35,203)	99.19
Unvested and outstanding as of December 31, 2021	1,165,571 $	99.85
Granted	2,829,774	30.49
Vested	(444,105)	87.10
Canceled and forfeited	(669,256)	67.89
Unvested and outstanding as of December 31, 2022	2,881,984 $	41.15

Total unrecognized compensation cost of unvested RSUs and PRSUs is $99.8 million as of December 31, 2022, and it is expected to be recognized over a weighted-average period of 2.3 years.

2021 Employee Stock Purchase Plan

In connection with the closing of the Business Combination, the Company adopted the 2021 Employee Stock Purchase Plan (the "2021 ESPP"), which authorized 0.5 million shares of common stock for issuance. The 2021 ESPP became effective on October 25, 2021. The 2021 ESPP is designed to allow eligible employees of the Company to purchase shares of common stock with their accumulated payroll deductions at a price equal to 85% of the lesser of the fair market value on the first business day of the offering period or on the designated purchase date of the offering period up to $25,000 during the calendar year. The ESPP offers a six-month look-back feature as well as an automatic reset feature that provides for an offering period to be reset to a new lower-priced offering if the offering price of the new offering period is less than that of the current offering period. During the year ended December 31, 2022 and 2021, 0.1 million and nil shares were issued under the plan, respectively. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in 2031, by an amount equal to the lesser of (i) one percent of the shares outstanding (on a converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares as may be determined by the board of directors.

Stock-Based Compensation

The company recorded a modification charge of $2.6 million in 2021 relating to the cancellation of options granted to an executive officer of the Company without replacement.

Total stock-based compensation expense, classified in the accompanying consolidated statements of operations and comprehensive loss was as follows (in millions):

	Years Ended December 31,	
	2022	2021
Losses and loss adjustment expenses	$ 2.6	$ 0.6
Insurance related expenses	5.4	1.1
Technology and development	19.2	6.8
Sales and marketing	13.7	5.0
General and administrative	21.0	10.8
Total stock-based compensation expense	$ 61.9	$ 24.3

20. Income Taxes

Income tax expense

The Company and its U.S. subsidiaries file a consolidated federal income tax return. Tax liabilities and benefits realized by the consolidated group are allocated on a separate return basis. The Company's international subsidiaries file various income tax returns in their respective jurisdictions.

Income (loss) before tax consists of the following (in millions):

	Year Ended December 31,	
	2022	**2021**
United States	$ (333.5)	$ (371.3)
Foreign	1.4	0.6
Loss before income taxes attributable to Hippo	$ (332.1)	$ (370.7)
Income before tax attributable to noncontrolling interests	6.9	3.5
Loss before income taxes	$ (325.2)	$ (367.2)

The components of the total provision for income taxes are as follows (in millions):

	Year Ended December 31,	
	2022	**2021**
Loss before income taxes attributable to Hippo	$ (332.1)	$ (370.7)
Income tax benefit from statutory rate	(69.8)	(77.9)
Effect of:		
Meals, entertainment & parking	0.2	0.1
Deferred compensation	6.6	27.8
Transaction costs	—	0.1
State taxes	(9.0)	(7.2)
Non-deductible interest	—	5.5
Goodwill impairment	8.0	—
Increase in valuation allowance	66.8	53.4
Foreign taxes	1.2	0.5
Other	(2.7)	(1.6)
Income taxes expense	$ 1.3	$ 0.7

The components of the provision for income taxes are as follows (in millions):

		Year Ended December 31,		
		2022		**2021**
Income tax applicable to:				
Current				
State	$	0.1	$	0.2
Foreign		1.2		0.5
Total current provision	$	1.3	$	0.7
Deferred				
Federal	$	—	$	—
State		—		—
Total deferred provision	$	—	$	—
Total provision for income taxes	$	1.3	$	0.7

Deferred tax

Significant components of the Company's deferred tax assets and liabilities are as follows (in millions):

	As of December 31,			
	2022		**2021**	
Deferred tax assets:				
Net operating loss carryforward	$	127.7	$	87.4
Intangible assets		8.5		3.5
Research and development credit		6.7		2.4
Deferred compensation		6.2		2.2
Unearned premium reserve		1.6		1.2
Loss reserve discount		0.8		0.6
Unrealized losses		1.7		0.2
Lease liability		5.6		3.7
Deferred revenue		4.3		—
Capitalized software		5.8		—
Other accruals		0.7		3.5
Total deferred tax assets	$	169.6	$	104.7
Valuation allowance		(161.5)		(93.2)
Total deferred income tax assets	$	8.1	$	11.5
Deferred tax liabilities				
Property and equipment	$	0.5	$	0.3
Provision for commission slide and cancellation		0.2		0.2
Capitalized software		—		6.1
Acquired intangibles		—		0.2
Deferred acquisition costs		1.7		0.9
Right-of-use asset		5.4		3.5
Other		0.3		0.3
Total deferred tax liabilities	$	8.1	$	11.5
Deferred income tax assets, net	$	—	$	—

Valuation Allowance

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of all available evidence, with primary focus on the Company's history of recent losses, the Company has concluded that it is not more likely than not that the recorded deferred tax assets will be realized. As a result, the Company has recorded a full valuation allowance against its net deferred tax assets recorded as of December 31, 2022 and 2021.

Unrecognized Tax Benefits

The Company recognizes the tax benefit of tax positions taken in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the tax technical merits of the position. The tax benefit of a position that meets this standard is measured at the largest amount of benefit that is expected to be more likely than not to be realized on settlement. A liability is established for the difference between the tax benefit of positions taken in a tax return and the tax benefit of tax positions recognized in the consolidated financial statements.

Below is a reconciliation of unrecognized tax benefits (in millions):

	Years Ended December 31,			
	2022		**2021**	
Beginning unrecognized tax benefits	$	1.1	$	—
Increases related to tax positions from prior years		0.7		—
Increases related to tax positions taken in the current year		1.1		1.1
Ending unrecognized tax benefits	$	2.9	$	1.1

The balances at December 31, 2022 and 2021 were fully offset by a valuation allowance. No interest or penalties were incurred during the years ended December 31, 2022 or 2021.

As of December 31, 2022, there were no material positions for which the Company believes it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Net Operating Losses

As of December 31, 2022, the Company has U.S. federal and state net operating loss ("NOL") carryforwards of $540.5 million and $223.0 million, respectively. The Company has $93.7 million of Dual Consolidated Losses in RHS, a 953(d) company. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period and made it indefinite for federal NOLs generated in tax years after December 31, 2017. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply.

In general, a corporation's ability to utilize its NOL carryforwards may be subject to a substantial limitation due to ownership changes that may have occurred or that could occur in the future, as required by section 382 of the Internal Revenue Code of 1986 (the "Code"), as amended, as well as similar state provisions. These ownership changes may limit the amount of NOL and research & development ("R&D") credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change," as defined by section 382 of the Code, results from transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the capital (as defined) of a company by certain stockholders or public groups. The Company has performed a section 382 analysis and experienced two historical ownership changes in 2016 and 2018, and the Company's tax attributes subject to such limitations under section 382 have been considered. Components of the NOL carryforwards are as follows (in millions):

	20-year Carryforward Expires in 2035 - 2042		Indefinite Carryforward Period		Total	
U.S. Federal	$	102.8	$	437.7	$	540.5
U.S. State		223.0		—		223.0
Balance as of December 31, 2021	$	325.8	$	437.7	$	763.5

Tax credit carryforwards

As of December 31, 2022, the Company has U.S. federal R&D credit carryforwards of $6.1 million, which have a 20-year carryforward and expire 2038-2042, as well as state R&D credit carryforwards of $4.4 million, which have an indefinite carryforward period.

Taxing Authority Audits

The Company's income tax returns are subject to federal and state tax examinations. There are no pending tax examinations as of December 31, 2022. For U.S. federal purposes, the Company is open to examination for the

2019 – 2021 tax years and for state purposes, the Company is open for from 2018 – 2021 tax years. No interest or penalties were incurred during the years ended December 31, 2022 and 2021.

21. Net Loss Per Share Attributable to Common Stockholders

Net loss per share attributable to common stockholders was computed as follows:

| | Years Ended December 31, | |
	2022	2021
Numerator:		
Net loss attributable to Hippo – basic and diluted (in millions)	$ (333.4)	$ (371.4)
Denominator:		
Weighted-average shares used in computing net loss per share attributable to Hippo — basic and diluted	22,747,101	10,886,757
Net loss per share attributable to Hippo — basic and diluted	$ (14.66)	$ (34.11)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

| | December 31, | |
	2022	2021
Outstanding options	1,986,978	1,901,163
Warrants to purchase common shares	360,000	360,000
Common stock subject to repurchase	76,364	200,319
RSU and PRSUs	2,881,984	1,165,571
Total	5,305,326	3,627,053

22. Acquisitions

On August 31, 2021, the Company acquired a software development and engineering consulting firm for the aggregate purchase price of $7.8 million, consisting of cash and equity. The acquisition has been accounted for as a business combination under ASC 805 and was made to further strengthen the Company's technology and development capabilities. Of the total purchase consideration, $5.3 million has been recorded to goodwill, $0.5 million to acquired intangible assets, and $2.0 million to net working capital. The Company incurred $0.4 million in acquisition related costs which were recognized as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Included in the arrangement is $9.2 million in equity instruments granted to certain employees that have vesting conditions contingent on certain performance milestones and are accounted for as equity-settled stock-based compensation transactions. These will be recorded as post-combination compensation expense over a service period of up to 18 months, when the performance milestones become probable, if not forfeited by the employees.

23. Statutory Financial Information

The Company's insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices (SAP) that differ from prescribed practices. The principal differences between SAP and GAAP as they relate to the financial statements of the Company's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at amortized cost under SAP whereas such securities are carried at fair value under GAAP , and (d) the criteria for recognizing net DTAs and the methodologies used to determine such amounts are different under SAP and GAAP.

Risk-Based Capital ("RBC") requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. As of December 31, 2022 and 2021, the Company's insurance subsidiaries capital and surplus exceeds its authorized control level.

The statutory net income and statutory capital and surplus of the Company's insurance subsidiaries in accordance with regulatory accounting practices were as follows (in millions):

	Statutory Net Income (Loss)		Statutory Capital and Surplus	
	2022	2021	2022	2021
U.S. insurance subsidiaries	$ 1.0	$ (0.5)	$ 164.9	$ 131.8
International insurance subsidiary	(35.8)	(54.7)	26.9	7.7
Total	$ (34.8)	$ (55.2)	$ 191.8	$ 139.5

24. Dividend Restrictions

Spinnaker Insurance Company

The maximum amount of dividends that can be paid by an Illinois-domiciled property and casualty insurance company without prior approval of the Illinois Insurance Commissioner in a 12 month period, measured retrospectively from the date of payment, is the greater of (1) ten percent (10%) of surplus as regards policyholders as of December 31 of the preceding year; or (2) the net income of such insurer as of December 31 of the preceding year, provided unassigned funds (surplus) exceeds zero following payment of such dividends. At December 31, 2022 and 2021, $14.7 million and $11.7 million was available for the payment of dividends without prior approval of the Illinois Department of Insurance, respectively.

Spinnaker Specialty Insurance Company ("SSIC") and Mainsail Insurance Company ("MIC")

The maximum amount of dividends that can be paid by a Texas-domiciled property and casualty insurance company without prior approval of the Texas Insurance Commissioner in a 12 month period, measured retrospectively from the date of payment, is the greater of (1) ten percent (10%) of surplus as regards policyholders as of December 31, 2022; or (2) the net income of such insurer as of December 31, 2022.

At December 31, 2022, surplus as regards policyholders for SSIC and MIC was $50.5 million and $15.1 million respectively. Net income was $0.3 million and $0.1 million for SSIC and MIC respectively, for the year ended December 31, 2022.

At December 31, 2021, surplus as regards policyholders for SSIC and MIC was $47.0 million and $10.0 million respectively. Net income was nil for SSIC and MIC for the year ended December 31, 2021.

RH Solutions Insurance (Cayman) Ltd.

The Company's insurance subsidiary in the Cayman Islands, RHS, is regulated by the Cayman Islands Monetary Authority ("CIMA"). CIMA must be given advanced notice of any dividend payments. At December 31, 2022 and 2021, approximately $24.4 million and $5.4 million, respectively, of excess capital were available for the payment of dividends contingent on receiving the prior approval of CIMA. Dividend distributions to RH Solutions' stakeholders are recognized in the period in which the dividends are declared by the Directors. In accordance with the terms of the Insurance (Capital and Solvency) (Class B, C, and D Insurers) Regulations, 2012, as a Class B(iii) insurer under the Law, RHS is required to maintain the Prescribed Capital Requirement ("PCR") of $2.3 million, which is based on net earned premium during the fiscal year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act.) Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013 framework). Based on our assessment under the framework in Internal Control—Integrated Framework (2013 framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2022. This Annual Report on Form 10-K does not include an attestation report of our independent registered accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On March 1, 2023, the Board approved a one-time repricing of certain stock option awards that had been granted to date under the 2019 Stock Option and Grant Plan, as amended (which amended and restated in its entirety the Hippo Enterprises Inc. 2016 Stock Option and Grant Plan, as amended) and the 2021 Incentive Award Plan. The repricing will impact out-of-the-money stock options held by all employees who remain employed through March 6, 2023 (the "Repricing Date"), including our executive officers but excluding our Co-Founder/Executive Chairman, Assaf Wand. The original exercise prices of the repriced stock options ranged from $20.25 to $146.75 per share for the 1 total grantees. Each stock option will be repriced to have a per share exercise price equal to the closing price of the Company's Common Stock on the Repricing Date. There were no changes to the number of shares, the vesting schedule or the expiration date of the repriced stock options, except for the exercise price premium for the Company's executive officers as described further below.

For our C-level employees, which is comprised of a group of 15 employees including each of our NEOs except for Mr. Wand, who is not eligible for the repricing (such NEOs and their impacted holdings detailed below), each such employee who had their stock options repriced in accordance with the above, and whose stock options had an exercise price per share as of March 1, 2023 equal to or greater than two times the closing price of the Company's Common Stock on the Repricing Date (all shares subject to such options, the "Premium Shares"), will have a premium on the exercise price of their options in effect until the first anniversary of the Repricing Date (the "Premium End Date"), whereby in the event the applicable employee (i) exercises his/her stock options prior to the Premium End Date or (ii) does not provide services to the Company as an employee or as a consultant through the Premium End Date, the exercise price applicable to the Premium Shares will be two times the closing price of the Company's Common Stock on the Repricing Date. Each named executive officer held the following stock options subject to the repricing:

Name	Shares Subject to Stock Options	Original Exercise Price Per Share
Richard McCathron	27,816	$ 26.50
Richard McCathron	74,452	$ 34.00
Richard McCathron	107,364	$ 47.50
Richard McCathron	25,355	$ 146.75
Stewart Ellis	107,364	$ 47.50
Stewart Ellis	25,354	$ 146.75

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Document	Incorporated by Reference			Provided Herewith
		Form	Filing Date	Number	
2.1†	Agreement and Plan of Merger, dated as of March 3, 2021, by and among Reinvent Technology Partners Z, RTPZ Merger Sub Inc. and, Hippo Enterprises, Inc.	S-4	7/8/2021	2.1	
3.1	Amended and Restated Certificate of Incorporation of Hippo Holdings Inc.	10-Q	11/10/2021	3.1	
3.2	Certificate of Amendment to the Certificate of Incorporation of Hippo Holdings Inc.	8-K	9/29/2022	3.1	
3.3	Amended and Restated Bylaws of Hippo Holdings Inc.	10-Q	11/10/2021	3.2	
4.1	Specimen Warrant Certificate.	S-1	11/2/2020	4.4	
4.2	Warrant Agreement, dated November 18, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	11/23/2020	4.1	
4.3	Description of Hippo Holdings Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.				X
10.1	Form of Indemnification Agreement.	8-K	8/5/2021	10.1	
10.2	Sponsor Support Agreement, dated March 3, 2021, by and among the Sponsor, each officer and director of RTPZ, RTPZ, and Old Hippo.	S-4	7/8/2021	10.14	
10.3	Company Support Agreement, dated March 3, 2021, by and among RTPZ, Old Hippo, each officer and director of Old Hippo and certain stockholders of Old Hippo.	S-4	7/8/2021	10.15	
10.4	Sponsor Agreement, dated March 3, 2021, by and among the Sponsor, RTPZ, and Old Hippo.	S-4	7/8/2021	10.16	
10.5	Registration Rights Agreement by and among the Company, the Sponsor and the other holders of Class B ordinary shares, certain former stockholders of Old Hippo, and Reinvent Capital Fund LP.	8-K	8/5/2021	10.5	
10.6*	Hippo Holdings Inc. 2021 Employee Stock Purchase Plan.	8-K	8/5/2021	10.6	
10.7*	Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.7	
10.8*	Form of Option Agreement under Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.8	
10.9*	Form of Restricted Stock Unit Agreement under Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.9	
10.10	Form of Subscription Agreement.	S-4	7/8/2021	10.21	
10.11*	Offer Letter Agreement, dated as of February 5, 2019, by and between Hippo Analytics Inc. and Stewart Ellis.	S-4	7/8/2021	10.22	
10.12*	Employment Agreement, dated as of December 9, 2015, by and between Hippo Analytics Inc. and Aviad Pinkovezky.	S-4	7/8/2021	10.23	

10.13*	Offer Letter Agreement, dated as of October 14, 2020, by and between Hippo Analytics, Inc. and Simon Fleming-Wood.	S-4	7/8/2021	10.24	
10.14*	Employment Agreement, dated as of January 1, 2016, by and between Hippo Analytics Inc. and Assaf Wand.	S-4	7/8/2021	10.25	
10.15*	Employment Agreement, dated as of January 26, 2017, by and between Hippo Analytics Inc. and Rick McCathron.	S-4	7/8/2021	10.26	
10.16*	Hippo Holdings Inc. Non-Employee Director Compensation Program.	8-K	8/5/2021	10.17	
10.17*	Separation Agreement, dated September 8, 2022, by and between Hippo Employee Services Inc. and Ran Harpaz	10-Q	11/10/2022	10.1	
10.18*	Separation Agreement, dated February 24, 2023 by and between Hippo Employee Services Inc. and Simon Fleming-Wood				X
10.19	Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of January 30, 2019.	8-K	8/5/2021	10.18	
10.2	First Amendment to Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of May 9, 2019.	8-K	8/5/2021	10.19	
10.21	Second Amendment to Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of June 26, 2019.	8-K	8/5/2021	10.20	
10.22	Lease Agreement by and between Tallwood Forest, LLC and Hippo Analytics Inc., dated as of June 14, 2019.	8-K	8/5/2021	10.21	
10.23	Amendment to Lease Agreement by and between Tallwood Forest, LLC and Hippo Analytics Inc., dated as of November 24, 2020.	8-K	8/5/2021	10.22	
10.24	Office Lease by and between Elevate Sabine, LLC and Hippo Analytics Inc., dated as of July 2, 2020.	8-K	8/5/2021	10.23	
10.25	First Amendment to Office Lease by and between Elevate Sabine, LLC and Hippo Analytics Inc., dated as of October 29, 2020.	8-K	8/5/2021	10.24	
10.26	Lease Agreement by and between 522 Congress, LP and Hippo Analytics Inc., dated as of December 15, 2017.	8-K	8/5/2021	10.25	
10.27	First Amendment to Lease Agreement by and between 522 Congress LP and Hippo Analytics Inc., dated as of June 26, 2019.	8-K	8/5/2021	10.26	
10.28	Second Amendment to Lease Agreement by and between 522 Congress LP and Hippo Analytics Inc., dated as of July 7, 2021.	8-K	8/5/2021	10.27	
10.29	Purchase and Sale Agreement, dated February 24, 2022, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP	10-Q	5/16/2022	10.1	
10.3	First Amendment to Purchase and Sale Agreement, dated March 24, 2022, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP	10-Q	5/16/2022	10.2	
14.1	Code of Business Conduct and Ethics.	8-K	8/16/2021	14.1	
21.1	List of Subsidiaries.				X

23.1	Consent of Ernst & Young LLP.	X
24.1	Power of Attorney (see the signature page of this Form 10 K).	X
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	X
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *	X
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *	X
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	X
101.INS	XBRL Instance Document*	X
101.SCH	XBRL Taxonomy Extension Schema Document*	X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*	X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	X
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2021 formatted in Inline XBRL (included in Exhibit 101)	X

* Indicates management or board of directors contract or compensatory plan or arrangement.

** The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

† This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally upon request by the SEC.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 2, 2023.

HIPPO HOLDINGS INC.
(Registrant)

By:	/s/ Stewart Ellis
Name:	Stewart Ellis
Title:	Chief Financial Officer
	(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stewart Ellis, his true and lawful attorneys-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

/s/ Assaf Wand	/s/ Richard McCathron
Assaf Wand	**Richard McCathron**
Chairperson of the Board	**President, Chief Executive Officer, & Director**
March 2, 2023	**(Principal Executive Officer)**
	March 2, 2023
/s/ Stewart Ellis	/s/ Amy Errett
Stewart Ellis	**Amy Errett**
Chief Financial Officer	**Director**
(Principal Accounting Officer)	**March 2, 2023**
March 2, 2023	
/s/ Eric Feder	/s/ Lori Dickerson Fouché
Eric Feder	**Lori Dickerson Fouché**
Director	**Director**
March 2, 2023	**March 2, 2023**
/s/ Hugh R. Frater	/s/ Noah Knauf
Hugh R. Frater	**Noah Knauf**
Director	**Director**
March 2, 2023	**March 2, 2023**
/s/ Sam Landman	/s/ Sandra Wijnberg
Sam Landman	**Sandra Wijnberg**
Director	**Director**
March 2, 2023	**March 2, 2023**
/s/ John Nichols	
John Nichols	
Director	
March 2, 2023	